SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period May 16, 2003 to May 22, 2003

PENGROWTH ENERGY TRUST

Petro-Canada Centre – East Tower
2900, 111 – 5th Avenue S.W.
Calgary, Alberta T2P 3Y6 Canada
(address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): __________________ ]

NOTICE OF THE ANNUAL AND SPECIAL MEETING OF PENGROWTH CORPORATION
NOTICE OF A SPECIAL MEETING OF PENGROWTH CORPORATION
NOTICE OF THE ANNUAL AND SPECIAL MEETING OF PENGROWTH ENERGY TRUST
INFORMATION CIRCULAR — PROXY STATEMENT
PART I — GENERAL INFORMATION FOR ALL MEETINGS
SOLICITATION OF PROXIES
APPOINTMENT OF PROXYHOLDERS AND REVOCATION OF PROXIES
NOTICE OF BENEFICIAL HOLDERS OF TRUST UNITS
PERSONS MAKING THE SOLICITATION
EXERCISE OF DISCRETION BY PROXY
VOTING SHARES AND UNITS AND THE PRINCIPAL HOLDERS THEREOF
EXECUTIVE COMPENSATION
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE
INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS
INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS
MANAGEMENT AGREEMENT
PART II — CORPORATE GOVERNANCE
MANDATES OF THE TRUSTEE, THE MANAGER AND THE BOARD OF DIRECTORS
BOARD INDEPENDENCE
BOARD APPROVALS AND STRUCTURE
BOARD COMMITTEES
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
OTHER MATTERS
PART III — MATTERS TO BE CONSIDERED AT THE SHAREHOLDER MEETING
APPOINTMENT OF AUDITORS
ELECTION OF DIRECTORS
ISSUANCE OF EXCHANGEABLE SHARES
EXCHANGEABLE SHARE STOCK SPLITS IN LIEU OF DISTRIBUTIONS AND DIVIDENDS
PART IV — MATTERS TO BE CONSIDERED AT THE ROYALTY MEETING
CONFIRMATION OF POWER TO SUBORDINATE THE ROYALTY
AMENDMENTS TO ROYALTY INDENTURE TO PAY ADDITIONAL CLASSES OF INCOME
AMENDED MANAGEMENT AGREEMENT
PART V — MATTERS TO BE CONSIDERED AT THE TRUST MEETING
APPOINTMENT OF AUDITORS
ISSUANCE OF ADDITIONAL TRUST UNIT RIGHTS
AMENDMENTS TO THE TRUST INDENTURE REGARDING EXCHANGEABLE SHARES
CONFIRMATION OF POWER TO GUARANTEE OBLIGATIONS OF THE CORPORATION AND SUBORDINATE INDEBTEDNESS OWING FROM THE CORPORATION
AMENDMENTS TO TRUST INDENTURE TO PAY ADDITIONAL CLASSES OF INCOME
AMENDED MANAGEMENT AGREEMENT
REAPPOINTMENT OF COMPUTERSHARE TRUST COMPANY OF CANADA AS TRUSTEE
PART VI — ADDITIONAL INFORMATION
PART VII — APPROVAL AND CERTIFICATION
SCHEDULES
SPECIAL AND EXTRAORDINARY RESOLUTION REGARDING AMENDMENTS TO THE ARTICLES OF PENGROWTH CORPORATION
EXTRAORDINARY RESOLUTION REGARDING THE AMENDMENTS TO THE UNANIMOUS SHAREHOLDER AGREEMENT
EXTRAORDINARY RESOLUTION OF ROYALTY UNITHOLDERS TO AMEND THE ROYALTY INDENTURE REGARDING SUBORDINATION OF PAYMENTS TO ROYALTY UNITHOLDERS
EXTRAORDINARY RESOLUTION OF ROYALTY UNITHOLDERS TO AMEND THE ROYALTY INDENTURE REGARDING EXPANDED CLASS OF PERMITTED INVESTMENTS
EXTRAORDINARY RESOLUTION OF ROYALTY UNITHOLDERS REGARDING AMENDED MANAGEMENT AGREEMENT
ECONOMIC TERMS OF PROPOSED MANAGEMENT AGREEMENT
AMENDED MANAGEMENT AGREEMENT
FAIRNESS OPINION OF SCOTIA CAPITAL INC.
EXTRAORDINARY RESOLUTION REGARDING ADDITIONAL TRUST UNIT RIGHTS
EXTRAORDINARY RESOLUTION TO AMEND THE TRUST INDENTURE TO CREATE A SPECIAL VOTING UNIT
EXTRAORDINARY RESOLUTION OF THE TRUST UNITHOLDERS REGARDING GUARANTEES AND SUBORDINATIONS
EXTRAORDINARY RESOLUTION OF TRUST UNITHOLDERS TO AMEND THE TRUST INDENTURE REGARDING EXPANDED CLASS OF PERMITTED INVESTMENTS
EXTRAORDINARY RESOLUTION OF THE TRUST UNITHOLDERS REGARDING THE AMENDED MANAGEMENT AGREEMENT
ORDINARY RESOLUTION OF THE TRUST UNITHOLDERS REAPPOINTING COMPUTERSHARE TRUST COMPANY OF CANADA AS TRUSTEE

DOCUMENTS FURNISHED HEREUNDER:

1.	Notices of Meetings and Information Circular-Proxy Statement dated May 12, 2003.

2.	Form of Proxy.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION

May 22, 2003	By:	/s/ Gordon M. Anderson Name: Gordon M. Anderson Title: Vice-President

PENGROWTH CORPORATION

PENGROWTH ENERGY TRUST

NOTICES OF MEETINGS

INFORMATION CIRCULAR — PROXY STATEMENT

MAY 12, 2003

NOTICES OF MEETINGS

NOTICE OF THE ANNUAL AND SPECIAL MEETING OF PENGROWTH CORPORATION
NOTICE OF A SPECIAL MEETING OF PENGROWTH CORPORATION
NOTICE OF THE ANNUAL AND SPECIAL MEETING OF PENGROWTH ENERGY TRUST

INFORMATION CIRCULAR — PROXY STATEMENT

PENGROWTH CORPORATION

NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual general and special meeting of the Shareholders (the “Shareholder Meeting”) of Pengrowth Corporation (the “Corporation”) will be held at the Calgary Petroleum Club, McMurray Room, 319 – 5th Avenue S.W., Calgary, Alberta, at 3:00 p.m. (Calgary Time) on June 17, 2003 for the following purposes:

1.	to appoint auditors;

2.	to elect directors of the Corporation;

3.	to consider a Special and Extraordinary Resolution approving amendments to the Articles of Incorporation of the Corporation permitting the issuance of Exchangeable Shares;

4.	to consider an Extraordinary Resolution approving amendments to the Amended and Restated Unanimous Shareholder Agreement to permit stock splits of Exchangeable Shares in lieu of distributions from Pengrowth Energy Trust or dividends from the Corporation; and

5.	to transact any other business which may properly come before the Shareholder Meeting.

Calgary, May 12, 2003

By Order of the Board of Directors

(Signed) Charles V. Selby, Corporate Secretary

The specific details of the matters proposed to be put before the Shareholder Meeting and the text of the resolutions are set forth in the Information Circular-Proxy Statement accompanying this notice.

Royalty Unitholders of the Corporation and Trust Unitholders of Pengrowth Energy Trust (collectively, “Unitholders”) are entitled to vote on matters regarding the Corporation as if they were shareholders of the Corporation. Unitholders are requested to date and sign the enclosed Form of Proxy and to mail it to, or deposit it with, the Corporate Secretary of the Corporation in care of Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. In order to be valid and acted upon at the Shareholder Meeting, Forms of Proxy must be received not less than 48 hours before the time for holding the Shareholder Meeting or any adjournment thereof. Unitholders who wish to attend and vote in person should appoint themselves as proxy.

Unitholders of record at the close of business on May 1, 2003, will be entitled to notice of, and to attend and vote at, the Shareholder Meeting, unless the Unitholder has transferred any units subsequent to that date and the transferee Unitholder, not later than 10 days before the Shareholder Meeting, establishes his ownership of the units and demands his name be included on the list of Unitholders, in which such transferee will be entitled to vote such units at the Shareholder Meeting.

PENGROWTH CORPORATION

NOTICE OF A SPECIAL MEETING OF ROYALTY UNITHOLDERS

TAKE NOTICE that a special meeting of the Royalty Unitholders (the “Royalty Meeting”) of Pengrowth Corporation (the “Corporation”) will be held at the Calgary Petroleum Club, McMurray Room, 319 – 5th Avenue S.W., Calgary, Alberta, at 3:15 p.m. (Calgary Time) on June 17, 2003 for the following purposes:

1.	to consider an Extraordinary Resolution approving an amendment to the Amended and Restated Royalty Indenture to confirm the authority of the Board of Directors to subordinate the rights of the Royalty Unitholders to receive the Royalty or other categories of payments from the Corporation to the rights of lenders to the Corporation;

2.	to consider an Extraordinary Resolution approving an amendment to the Amended and Restated Royalty Indenture to permit the payment of additional classes of income to the Royalty Unitholders;

3.	to consider an Extraordinary Resolution approving an Amended Management Agreement; and

4.	to transact any other business which may properly come before the Royalty Meeting.

Calgary, May 12, 2003

By Order of the Board of Directors

(Signed) Charles V. Selby, Corporate Secretary

The specific details of the matters proposed to be put before the Royalty Meeting and the text of the resolutions are set forth in the Information Circular-Proxy Statement accompanying this notice.

Royalty Unitholders of the Corporation and Trust Unitholders of Pengrowth Energy Trust (collectively, “Unitholders”) are entitled to vote on all matters at the Royalty Meeting. Unitholders of the Corporation are requested to date and sign the enclosed Form of Proxy and to mail it to, or deposit it with, the Corporate Secretary of the Corporation in care of Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. In order to be valid and acted upon at the Royalty Meeting, Forms of Proxy must be received not less than 48 hours before the time for holding the Royalty Meeting or any adjournment thereof. Unitholders who wish to attend and vote in person should appoint themselves as proxy.

Unitholders of record at the close of business on May 1, 2003 will be entitled to notice of, and to attend and vote at, the Royalty Meeting, unless the Unitholder has transferred any units subsequent to that date and the transferee Unitholder, not later than 10 days before the Royalty Meeting, establishes his ownership of the units and demands his name be included on the list of Unitholders, in which such transferee will be entitled to vote such units at the Royalty Meeting.

PENGROWTH ENERGY TRUST

NOTICE OF THE ANNUAL AND SPECIAL MEETING OF TRUST UNITHOLDERS

TAKE NOTICE that the annual and special meeting of the Trust Unitholders (the “Trust Meeting”) of Pengrowth Energy Trust (the “EnergyTrust”) will be held at the Calgary Petroleum Club, McMurray Room, 319 – 5th Avenue S.W., Calgary, Alberta, at 3:30 p.m. (Calgary Time) on June 17, 2003 for the following purposes:

1.	to receive and consider the financial statements of EnergyTrust for the year ended December 31, 2002 and the auditors’ report thereon;

2.	to appoint auditors;

3.	to consider an Extraordinary Resolution reserving up to an aggregate of 12 million Trust Units for issuance upon the exercise of Trust Unit Rights granted under the Trust Unit Rights Incentive Plan and Trust Unit Options granted under the Trust Unit Option Plan;

4.	to consider an Extraordinary Resolution approving amendments to the Trust Indenture to facilitate the creation of an Exchangeable Share structure;

5.	to consider an Extraordinary Resolution to confirm the power of EnergyTrust to guarantee obligations of the Corporation and to subordinate all indebtedness and obligations of the Corporation which are owing to EnergyTrust to the rights of all lenders to the Corporation to be paid under obligations owing to them by the Corporation;

6.	to consider an Extraordinary Resolution approving amendments to the Amended and Restated Trust Indenture to permit the payment of additional classes of income by the Corporation to EnergyTrust;

7.	to consider an Extraordinary Resolution approving an Amended Management Agreement;

8.	to consider an Ordinary Resolution reappointing Computershare Trust Company of Canada as Trustee; and

9.	to transact any other business which may properly come before the Trust Meeting.

Calgary, May 12, 2003

By Order of Computershare Trust Company of Canada as Trustee

(Signed)	Stacie A. Moore
General Manager, Corporate Trust

(Signed)	Lucy Liu
Corporate Trust Officer

The specific details of the matters proposed to be put before the Trust Meeting and the text of the resolutions are set forth in the Information Circular-Proxy Statement accompanying this notice.

Trust Unitholders of EnergyTrust are requested to date and sign the enclosed Form of Proxy and to mail it to, or deposit it with, the Corporate Secretary of Pengrowth Corporation in care of Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. In order to be valid and acted upon at the Trust Meeting, Forms of Proxy must be received not less than 48 hours before the time for holding the Trust Meeting or any adjournment thereof. Trust Unitholders who wish to attend and vote in person should appoint themselves as proxy.

Trust Unitholders of record at the close of business on May 1, 2003, will be entitled to notice of, and to attend and vote at, the Trust Meeting, unless the Trust Unitholder has transferred any Trust Units subsequent to that date and the transferee Trust Unitholder, not later than 10 days before the Trust Meeting, establishes his ownership of the Trust Units and demands his name be included on the list of Trust Unitholders, in which such transferee will be entitled to vote such Trust Units at the Trust Meeting.

PENGROWTH CORPORATION
PENGROWTH ENERGY TRUST

INFORMATION CIRCULAR — PROXY STATEMENT

For:	Annual and Special Meeting of Shareholders Special Meeting of Royalty Unitholders Annual and Special Meeting of Trust Unitholders

PART I — GENERAL INFORMATION FOR ALL MEETINGS

SOLICITATION OF PROXIES

This Information Circular-Proxy Statement (“Circular”) is provided in connection with the solicitation of proxies by Pengrowth Management Limited for use at the Annual and Special Meeting of Shareholders (the “Shareholder Meeting”) of Pengrowth Corporation (the “Corporation”) the Special Meeting of Royalty Unitholders of the Corporation (the “Royalty Meeting”) and the Annual and Special Meeting of Trust Unitholders (the “Trust Meeting”) of Pengrowth Energy Trust (“EnergyTrust”) (collectively referred to as the “Meetings”) and at any adjournments of the Meetings. The Meetings are to be held on June 17, 2003 at 3:00 p.m., 3:15 p.m. and 3:30 p.m. (all Calgary times), respectively, at the Calgary Petroleum Club, McMurray Room, 319 – 5th Avenue S.W., Calgary, Alberta. This Circular is provided for the purposes set forth in the accompanying Notices of Meetings. Information contained herein is given as of May 1, 2003 unless otherwise specifically stated. Each term that is defined in this Circular has that same meaning when used in the schedules to this Circular.

Shareholder Meeting

Pursuant to the terms of the Amended and Restated Unanimous Shareholder Agreement dated April 23, 2002 (the “Unanimous Shareholder Agreement”), holders of royalty units (“Royalty Unitholders”) issued by the Corporation (the “Royalty Units”) and holders of trust units (“Trust Unitholders”) issued by EnergyTrust (the “Trust Units”) (collectively, the “Unitholders”) are entitled to notice of, and to attend at, the Shareholder Meeting and to one vote per Royalty Unit or Trust Unit held on any matter put before the Shareholder Meeting, other than the election of two directors who may be elected by Pengrowth Management Limited (the “Manager”). The Manager has agreed to refrain from exercising its voting rights as a shareholder except in respect of the election of two directors or as may be necessary or desirable to implement any resolutions passed by the Unitholders. EnergyTrust will not exercise its voting rights as a shareholder except as may be necessary or desirable to implement any resolutions passed by the Unitholders. In this Circular, Royalty Units and Trust Units are collectively referred to as the “Units”.

Royalty Meeting

Pursuant to the terms of the Amended and Restated Royalty Indenture dated April 23, 2002 (the “Royalty Indenture”) between the Corporation and Computershare Trust Company of Canada (the “Trustee”), Royalty Unitholders and Trust Unitholders are entitled to notice of, and to attend at, the Royalty Meeting and to one vote per Unit held on any matter put before the Royalty Meeting provided that the Trustee is not entitled to vote in respect of any Royalty Units held in its capacity as Trustee under the Trust Indenture.

Trust Meeting

Pursuant to the terms of the Amended and Restated Trust Indenture dated April 23, 2002 (the “Trust Indenture”) between the Corporation and the Trustee, Trust Unitholders are entitled to notice of, and to attend at, the Trust Meeting and to one vote per Trust Unit held on any matter put before the Trust Meeting.

APPOINTMENT OF PROXYHOLDERS AND REVOCATION OF PROXIES

The persons named in the accompanying Form of Proxy are directors of the Corporation. A Unitholder has the right to appoint a person (who need not be a Unitholder) to represent the Unitholder at the Meetings other than James S. Kinnear or John B. Zaozirny (the “Management Designees”). To exercise this right, the Unitholder must either insert the name of the other person in the blank space provided on the Form of Proxy or submit another appropriate form of proxy. Non-registered Unitholders (Unitholders who hold their Units through brokerage accounts or other intermediaries) who wish to appear in person and vote at the Meetings should be appointed as their own representatives at the Meetings in accordance with the directions of their intermediaries. See “Notice to Beneficial Holders of Trust Units”.

In order to be used at the Meetings, proxies must be addressed to the Corporate Secretary of the Corporation and must be deposited with Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours, excluding Saturdays and holidays, before the time for the holding of the Meetings or any adjournments of the Meetings. The record date for the Meetings has been established as the close of business on May 1, 2003. Only Unitholders of record as at the record date are entitled to receive notice of, and to vote at, the Meetings, subject to the following. In the event a Unitholder of record transfers his Units and the transferee, upon producing properly endorsed certificates evidencing such Units or otherwise establishing that he owns such Units, requests no later than ten (10) days before the Meetings that the transferee’s name be included in the list of Unitholders entitled to vote, then such transferee shall be entitled to vote such Units at the Meetings.

The instrument appointing a proxyholder shall be in writing and shall be executed by the registered Unitholder or his attorney authorized in writing or, if the registered Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

A registered Unitholder who has submitted a proxy may revoke it by an instrument in writing signed by the registered Unitholder or by an authorized attorney, or, if the registered Unitholder is a corporation by a duly authorized officer provided such instrument is deposited either: (i) at the offices of Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours, excluding Saturdays and holidays, before the time for the holding of the Meetings or any adjournments of the Meetings, or (ii) with the Chairman of the Meetings on the day of the Meetings, or any adjournments of the Meetings. In addition, a proxy may be revoked: (i) by the registered Unitholder personally attending at the Meetings, and voting the Units represented thereby or, if the Unitholder is a corporation, by a representative of that corporation attending at the Meetings and voting such Units; or (ii) in any other manner permitted by law. Non-registered Unitholders should follow the directions of their intermediaries with respect to procedures to be followed for revoking a proxy.

NOTICE OF BENEFICIAL HOLDERS OF TRUST UNITS

The information set forth in this section is of significant importance to many Trust Unitholders, as a substantial number of the Trust Unitholders do not hold Trust Units in their own name. Trust Unitholders who do not hold their Trust Units in their own name (referred to herein as “Beneficial Unitholders”) should note that only proxies deposited by Trust Unitholders whose names appear on the records of EnergyTrust as the registered holders of Trust Units can be recognized and acted upon at the Meetings. If Trust Units are listed in an account statement provided to a Beneficial Unitholder by a broker, then in almost all cases those Trust Units will not be registered in the Beneficial Unitholder’s name on the records of EnergyTrust. Such Trust Units will more likely be registered under the name of the Beneficial Unitholder’s broker or an agent of that broker. In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms). In the United States, the vast majority of such Trust Units are registered under the name of Cede & Co. (the registration name for Depositary Transfer Corporation, which acts as nominee for many U.S. brokerage firms). Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder. Without specific instructions, the broker/nominees are prohibited from voting Trust Units for their clients.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of Unitholders’ Meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meetings. Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the Form of Proxy provided to registered Trust Unitholders; however, its purpose is limited to instructing the registered Trust Unitholder how to vote on behalf of the Beneficial Unitholder. The majority of brokers in Canada and the United States now delegate responsibility for obtaining instructions from clients to ADP Investors Communications (“ADP”). ADP typically mails a scannable Voting Instruction Form in lieu of the Form of Proxy. The Beneficial Unitholder is requested to complete and return the Voting Instruction Form to them by mail or facsimile. Alternatively, the Beneficial Unitholder can call a toll-free telephone number to vote the Trust Units held by the Beneficial Unitholder. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meetings. A Beneficial Unitholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Trust Units directly at the Meetings as the Voting Instruction Form must be returned as directed by ADP well in advance of the Meetings in order to have the Trust Units voted.

PERSONS MAKING THE SOLICITATION

This solicitation of proxies is made by the Manager. The costs incurred to prepare and mail the Notices of Meetings, this Circular and the Form of Proxy will be borne by the Corporation and will be deducted in computing the royalty payable by the Corporation to EnergyTrust. Proxies are being solicited by mail and may also be solicited by personal interviews, telephone, telegraph or facsimile by directors, officers and proposed directors and officers of the Corporation, who will not be remunerated therefor.

EXERCISE OF DISCRETION BY PROXY

The Units represented by a proxy in favour of the Management Designees shall be voted at the Meetings and, where the Unitholder specifies a choice with respect to any matter to be acted upon, the Units shall be voted in accordance with the specification so made. In the absence of such specification, Units will be voted in favour of the proposed resolutions. The persons appointed by a proxy in the Form of Proxy provided with this circular are conferred with discretionary authority with respect to amendments or variations to those matters specified in the Notices of Meetings. At the time of mailing of this circular, the Manager knows of no such amendment, variation, or other matter.

VOTING SHARES AND UNITS AND THE PRINCIPAL HOLDERS THEREOF

The Corporation has 1,100 issued and outstanding common shares (the “Common Shares”). Of the 1,100 outstanding Common Shares of the Corporation, 1,000 are owned by EnergyTrust and 100 are owned by the Manager. Subject to the Unanimous Shareholder Agreement, registered holders of Common Shares are entitled to attend and vote at the Shareholder Meeting on the basis of one vote for each share held. The Manager has agreed to refrain from exercising its voting rights as a shareholder except in respect of the election of two directors or as may be necessary or desirable to implement any resolutions passed by the Unitholders. EnergyTrust will not exercise its voting rights as a shareholder except as may be necessary or desirable to implement any resolutions passed by the Unitholders.

As at May 1, 2003, EnergyTrust had 111,198,338 issued and outstanding Trust Units. The registered holders thereof are entitled to attend and vote at the Trust Meeting, the Royalty Meeting and the Shareholder Meeting on the basis of one vote for each Trust Unit held.

As at May 1, 2003, the Corporation had 105,663,122 issued and outstanding Royalty Units. The registered holders thereof (other than Royalty Units held by the Trustee in its capacity as Trustee under the Trust Indenture) are entitled to attend and vote at the Royalty Meeting and the Shareholder Meeting on the basis of one vote for each Royalty Unit held. Issued and outstanding Royalty Units held by registered holders other than the Trustee total 18,940.

To the best of the knowledge of the Manager, no persons beneficially own, directly or indirectly, Units carrying more than 10% of the voting rights attached to the issued and outstanding Units.

EXECUTIVE COMPENSATION

During 2002, the Corporation had eight executive officers. The salaries and bonuses paid by the Corporation to the five highest officers and employees during 2002 was $1,063,111 in the aggregate.

The President of the Corporation is the sole shareholder of the Manager which is the advisor to the Corporation under the Amended and Restated Management Agreement dated as of April 23, 2002 (the “Management Agreement”) and as such provides management services to the Corporation (see “Management Agreement”). The Manager received $2,474,110 for acquisition fees and $6,567,055 for management services provided to the Corporation during 2002. In October 2002 and February 2003 the Manager paid bonuses to employees of the Corporation for 2002 of $852,870 in the aggregate. The Manager annually incurs additional expenses related to the business development of the Corporation. The law firm controlled by the Corporate Secretary and a company controlled by an associate of the Corporate Secretary earned an aggregate of $698,748 for legal and consulting services provided to the Corporation in 2002. Officers of the Corporation also participated in the incentive programs available to directors, officers, employees and special consultants discussed elsewhere in this Circular.

The members of the board of directors of the Corporation (the “Board of Directors”), other than Mr. Kinnear, receive an annual retainer of $15,000 and $1,000 for each board or board committee meeting attended plus expenses of attending such meetings. Mr. Kinnear receives no remuneration as a director. The Lead Director received additional remuneration of $12,000 annually. The Chairman of each committee of the Board of Directors receives an additional annual retainer of $5,000 and individual committee members receive an additional annual retainer of $3,000 for each committee participation. The remuneration paid to directors during 2002 was $141,759 in aggregate.

Long Term Incentive Plans

Long Term Incentive Plans have been implemented to encourage ownership of Trust Units, to maintain a direct link between pay and performance and to motivate directors, officers, employees and special consultants to improve EnergyTrust’s long-term financial success. The compensation policies of the Corporation and the Manager are designed to recognize and reward corporate performance and individual performance as well as to provide a competitive level of compensation.

Options to acquire Trust Units (“Trust Unit Options”) were issuable pursuant to a Trust Unit Option Plan (the “Option Plan”) and were issued from time to time at the discretion of the Board of Directors. Rights to acquire Trust Units (“Trust Unit Rights”) are issuable pursuant to a Trust Unit Rights Incentive Plan (the “Incentive Plan”). The Trust Units reserved for issuance pursuant to outstanding Trust Unit Options granted under the current Option Plan will continue to be governed by the Option Plan until such options are exercised or expire at which time the current Option Plan will be terminated. The aggregate number of Trust Units reserved for issuance under the Incentive Plan, together with Trust Units reserved for issuance pursuant to outstanding options granted under the current Plan, is presently limited to a maximum of 10 million Trust Units provided that the aggregate authorized number of Trust Units issuable under both plans shall not at any time exceed 10% of the issued and outstanding Trust Units.

The Corporation offers a Trust Unit Purchase Plan and a Registered Retirement Savings Plan under which the Corporation will match each participant’s contributions to an aggregate of 10% of the participant’s salary.

In February, 2000, the Corporation instituted a Trust Unit Margin Purchase Plan (the “Margin Purchase Plan”) which is available to directors, officers, employees and special consultants of the Corporation. Participants are permitted to acquire Trust Units of EnergyTrust through individual margin accounts with a specified Canadian investment dealer which will provide participants with up to 75% margin, supported by a letter of credit by the Corporation. Participants maintain personal margin accounts with the investment dealer and are responsible for all interest costs and obligations in respect to their margin loans. If there is a requirement to draw on the letter of credit to support the margin requirements of the specified Canadian investment dealer, each of the participants in the Margin Purchase Plan will nonetheless remain responsible to reimburse the Corporation and the specified Canadian Investment dealer for all principal and interest associated with their margin loans. The Margin Purchase Plan is terminable upon two years notice by the Corporation or by the specified investment dealer. The amount of the letter of credit (currently $5 million) may vary on the basis of interest rates, Trust Unit distributions and the trading price of the Trust Units. Costs of administration of the Margin Purchase Plan are shared equally between the participants and the Corporation, and participants share costs amongst themselves on a pro rata basis.

The United States Congress passed the Sarbanes-Oxley Act of 2002 (“SOX”) in response to corporate failures in the United States and other concerns with respect to corporate governance. Among other things, SOX contains broad restrictions upon permitted future financial assistance to directors and officers. The Corporation has suspended future availability of the Margin Purchase Plan to directors and officers pending clarification of the application of SOX.

The following summarizes participation in the Trust Unit Margin Purchase Plan as at May 1, 2003.

Number of Trust Units Held Under
Directors and Officers	the Trust Unit Margin Purchase Plan

James S. Kinnear(1)	2,112,807
Charles V. Selby	110,820
Stanley H. Wong	20,000
John B. Zaozirny	17,652
Lianne K. Bigham	76,500
Henry D. McKinnon	3,530
Lynn Kis	3,700
Employees and Special Consultants	161,967

TOTAL	2,506,976

Note:

(1)	Comprised of 457,656 Trust Units registered in the name of James S. Kinnear, and 1,655,151 Trust Units registered in the name of Kinnear Financial Consulting Limited.

In March, 2000, the Board of Directors approved an Executive Long Term Incentive Plan (the “ELTI Plan”) under which the Corporation will provide bonuses to plan recipients in the form of Trust Units purchased by the Corporation in the market from time to time. The Trust Unit entitlements under the ELTI Plan have a four-year vesting period. The Corporation pays cash bonuses to the executives participating in the ELTI Plan to offset the taxable benefit resulting from the Trust Unit entitlements and bonuses under the ELTI Plan. In 2002 and 2001, no bonuses were paid under the ELTI Plan.

Summary of Compensation and Securities under Option

The following table provides a summary of compensation earned during each of the last three fiscal years ended December 31, 2002 by the Corporation’s Chief Executive Officer and for the next four most highly compensated executive officers of the Corporation. Except as disclosed below, no executive officer of the Corporation received in excess of $100,000 per annum by way of salary and bonuses during any of the last three fiscal years ended December 31, 2002.

Long Term
		Annual Compensation		Compensation

Securities Under
				Options and Rights	All Other
		Salary	Bonus	Granted	Compensation
Name and Principal Position	Year	$	$	(#)	($)(5)

James S. Kinnear(1)(4) President, Chairman and Chief Executive Officer	2002 2001 2000	Nil(1) Nil(1) Nil(1)	Nil(1) Nil(1) Nil(1)	285,723 89,700 89,700	Nil(1) Nil(1) Nil(1)

Robert B. Hodgins(2) Chief Financial Officer	2002	101,282	37,076	171,000	Nil

Henry D. McKinnon Vice President — Operations	2002 2001 2000	190,438 170,723 144,266	78,866 69,818 61,673	121,200 34,670 31,200	Nil Nil 58,089

Lynn Kis Vice President — Engineering	2002	155,506	60,105	101,800	Nil

Gordon M. Anderson(3) Vice President	2002 2001 2000	140,423 106,532 93,558	52,216 46,972 38,794	105,700 24,523 23,400	Nil Nil 39,059

Notes:

(1)	Management fees are paid by the Corporation to the Manager. James S. Kinnear, the Chairman, President and Chief Executive Officer of the Corporation, is also the President and Chief Executive Officer of the Manager.

(2)	Robert B. Hodgins commenced employment with the Corporation on August 6, 2002.

(3)	In addition to the amounts shown above, Mr. Anderson received a salary and a bonus from the Manager.

(4)	In accordance with a resolution of the Board of Directors dated May 12, 1999, 300,000 options to acquire Trust Units at a price of $17.50 and 126,000 options to acquire Trust Units at a price of $20.50 held in the name of James S. Kinnear were cancelled and replaced with “Stock Appreciation Rights” entitling the holder to receive, upon exercise, a cash payment equal to any increase in market price of 300,000 Trust Units of EnergyTrust above $17.50 and of 126,000 Trust Units of EnergyTrust above $20.50. The Stock Appreciation Rights were converted into an equal number of options under the Trust Unit Option Plan in November 2002. The options have the same terms as originally granted in 1997 except for the expiry date which now occurs in 2004.

(5)	“All Other Compensation” is amounts paid under the Executive Long Term Incentive Plan.

Options Granted During the Year Ended December 31, 2002

The table below provides details of grants of Trust Unit Options and Trust Unit Rights made to directors and officers of the Corporation during the fiscal year ended December 31, 2002.

			Total	% of Total
	Securities	Securities	Securities	Options and
	Under Option	Under Option	Under	Rights	Exercise
	(Vested)(1)	(Not Vested)(1)	Options	Granted	Price	Expiration
Name	(#)	(#)	And Rights	In 2002	($/Unit)(2)(3)	Date

James S. Kinnear	48,703 41,779 50,000	24,352 20,889 100,000	73,055 62,668 150,000	2.2 1.9 4.5	15.00 12.98 13.54	October 3, 2008 December 19, 2008 November 7, 2007

John B. Zaozirny	3,400 2,940 1,667 6,000	1,700 1,470 3,333 12,000	5,100 4,410 5,000 18,000	0.1 0.1 0.1 0.5	15.00 12.98 14.95 13.54	October 3, 2008 December 19, 2008 June 28, 2009 November 7, 2007

Thomas A. Cumming	3,400 2,940 1,667 6,000	1,700 1,470 3,333 12,000	5,100 4,410 5,000 18,000	0.1 0.1 0.1 0.5	15.00 12.98 14.95 13.54	October 3, 2008 December 19, 2008 June 28, 2009 November 7, 2007

Michael A. Grandin	5,000 6,000	10,000 12,000	15,000 18,000	0.5 0.5	14.95 13.54	June 28, 2009 November 7, 2007

Stanley H. Wong	3,400 2,940 1,667 6,000	1,700 1,470 3,333 12,000	5,100 4,410 5,000 18,000	0.1 0.1 0.1 0.5	15.00 12.98 14.95 13.54	October 3, 2008 December 19, 2008 June 28, 2009 November 7, 2007

Francis G. Vetsch	3,400 2,940 1,667 6,000	1,700 1,470 3,333 12,000	5,100 4,410 5,000 18,000	0.1 0.1 0.1 0.5	15.00 12.98 14.95 13.54	October 3, 2008 December 19, 2008 June 28, 2009 November 7, 2007

Robert B. Hodgins	27,000 30,000	54,000 60,000	81,000 90,000	2.4 2.7	15.05 13.54	June 28, 2009 November 7, 2007

Henry D. McKinnon	20,200 16,600 22,000	10,100 8,300 44,000	30,300 24,900 66,000	0.9 0.7 2.0	15.00 12.98 13.54	October 3, 2008 December 19, 2008 November 7, 2007

Gordon M. Anderson	18,867 15,600 18,000	9,433 7,800 36,000	28,300 23,400 54,000	0.8 0.7 1.6	15.00 12.98 13.54	October 3, 2008 December 19, 2008 November 7, 2007

Lynn Kis	17,400 14,467 18,000	8,700 7,233 36,000	26,100 21,700 54,000	0.8 0.7 1.6	15.00 12.98 13.54	October 3, 2008 December 19, 2008 November 7, 2007

Lianne K. Bigham	14,733 12,200 15,000	7,367 6,100 30,000	22,100 18,300 45,000	0.7 0.5 1.4	15.00 12.98 13.54	October 3, 2008 December 19, 2008 November 7, 2007

Christopher G. Webster	14,733 12,200 15,000	7,367 6,100 30,000	22,100 18,300 45,000	0.7 0.5 1.4	15.00 12.98 13.54	October 3, 2008 December 19, 2008 November 7, 2007

Charles V. Selby	10,753 9,247 15,000	5,376 4,624 30,000	16,129 13,871 45,000	0.5 0.4 1.4	15.00 12.98 13.54	October 3, 2008 December 19, 2008 November 7, 2007

Notes:

(1)	In addition to the restrictions contained in the Option Plan, the Board of Directors resolved that Trust Unit Options issued from and after October 6, 1995 shall vest as to one third upon the date of issuance, one third upon the first anniversary of the date of issuance and the remaining one third upon the second anniversary of the date of issuance to provide a continuing incentive to directors, officers, employees and special consultants. The Trust Unit Rights have the same vesting provisions.

(2)	The exercise price of the Trust Unit Options and Trust Unit Rights is equal to the closing price of the Trust Units on the Toronto Stock Exchange on the day prior to the date of grant of the Trust Unit Options or Trust Unit Rights, as the case may be.

(3)	During 2002, rights were granted to directors and officers under the new Trust Unit Rights Plan with exercise prices of $15.05 and $13.54 per Trust Unit.

Aggregate Option Exercises During the Year Ended December 31, 2002 and Year-End Option and Right Values

The following table summarizes, for the directors and officers, the number of Trust Units acquired pursuant to the exercise of Trust Unit Options during the year ended December 31, 2002, if any, the aggregate value realized upon exercise, if any, and the number of Trust Units covered by unexercised Trust Unit Options and Trust Unit Rights under the Option Plan and Rights Plan as at December 31, 2002. Value realized upon exercise is the difference between the market value of the Trust Units acquired on the exercise date and the aggregate exercise price of the Trust Unit Options. The value of the unexercised and in the money options is the difference between the exercise price of the Trust Unit Options and the closing stock market price of the Trust Units on the Toronto Stock Exchange on December 31, 2002, which was $14.73 per Trust Unit.

					Value of Unexercised in the
			Unexercised Options/Rights		Money Options/Rights at
	Securities		at December 31, 2002		December 31, 2002
	Acquired		(#)		($)(1)
	on	Aggregate
	Exercise	Value Realized		Not		Not
Name	(#)	($)	Vested	Vested	Vested	Vested

James S. Kinnear	Nil	Nil	798,982	175,141	178,153	Nil
John B. Zaozirny	2,000	4,900	72,007	21,103	12,285	Nil
Thomas A. Cumming	Nil	Nil	33,007	21,103	12,285	Nil
Michael A. Grandin	Nil	Nil	11,000	22,000	7,140	Nil
Stanley H. Wong	Nil	Nil	76,007	21,103	20,205	Nil
Francis G. Vetsch	Nil	Nil	83,007	21,103	24,165	Nil
Robert B. Hodgins	Nil	Nil	57,000	114,000	35,700	Nil
Henry D. McKinnon	Nil	Nil	148,213	73,957	55,230	Nil
Gordon M. Anderson	7,800	16,146	168,915	61,408	35,070	Nil
Lynn Kis	6,000	23,800	115,865	60,982	101,247	Nil
Lianne K. Bigham	Nil	Nil	157,089	47,730	49,100	Nil
Christopher G. Webster	Nil	Nil	67,734	48,117	39,200	Nil
Charles V. Selby	11,100	10,867	143,868	53,334	34,032	Nil

Note:

(1)	For rights granted in 2002 under the new Trust Unit Rights Plan, the value of the unexercised rights in the money at December 31, 2002 was calculated using the original exercise price at the grant date.

Performance Graph

The following graph and table compares the yearly percentage change in the cumulative Unitholder return over the last five years (assuming a $100 investment was made on December 31, 1997) on the Trust Units of EnergyTrust with the cumulative total return of the S&P/TSX Composite Index, assuming reinvestment of distributions.

Cumulative Value of a $100 Investment

	1997	1998	1999	2000	2001	2002

Pengrowth Energy Trust	$100	$68.60	$112.87	$169.46	$151.12	$178.11
S&P/TSX Composite Index	$100	$98.42	$129.63	$139.23	$121.73	$106.59

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Corporation provides directors’ and officers’ liability insurance to its directors and officers, to pay on behalf of each insured person all loss, subject to the limits of the policy, for which they become legally obligated, and for which the insured person is not indemnified by the Corporation. The insurance shall also pay, on behalf of the Corporation, all loss, subject to the limits of the policy, for which the Corporation grants indemnification to the directors and officers as permitted or required by law. The cost of the insurance is borne entirely by the Corporation.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Since the incorporation of the Corporation and the creation of EnergyTrust, none of the directors or officers of the Corporation has been indebted to the Corporation or EnergyTrust. However, the Corporation has delivered a letter of credit to a specified Canadian investment dealer to support margin loans to certain directors, officers, employees and special consultants under the terms of the Trust Unit Margin Purchase Plan. See “Long Term Incentive Plans” as to the impact of SOX. To the extent that the market value of the Trust Units plus accumulated distributions less interest charges held within the Plan is less than the amount of the margin loan to any participant at maturity, the specified Canadian investment dealer shall be entitled to realize on the letter of credit and the participant shall be required to repay the Corporation his or her pro rata share of such amount.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of directors and officers of the Corporation, any shareholder or Unitholder who beneficially owns more than 10% of the shares or Units of the Corporation or EnergyTrust, or any known associate or affiliate of these persons in any transaction since the incorporation of the Corporation and establishment of EnergyTrust and in any proposed transaction which has materially affected or would materially affect the Corporation or EnergyTrust other than the interests of the Manager under the terms of the Management Agreement.

MANAGEMENT AGREEMENT

The Corporation and the Trustee, as trustee, for and on behalf of EnergyTrust, originally entered into the Management Agreement with the Manager on December 11, 1988, which has been amended from time to time and which was amended and restated as of April 23, 2002. Pursuant to the Management Agreement, the activities of the Corporation and EnergyTrust are managed by the Manager, a corporation controlled by James S. Kinnear. James S. Kinnear, Charles V. Selby and Gordon M. Anderson are officers of the Corporation and of the Manager. The current Management Agreement has a rolling three-year term. Pursuant to its provisions the Manager will continue as manager until a date which is no earlier than three years from the date it receives a written notice of termination. The Management Agreement was considered and amended by the Unitholders at the Annual Meeting held on April 26, 2000 and is required to be considered again at the annual meeting of Unitholders to be held on June 17, 2003. (See “Matters to be Considered at the Royalty Meeting — Amendments to Management Agreement”.)

Under the current form of the Management Agreement, EnergyTrust presently pays a management fee to the Manager based upon an “Income Amount”, which is the aggregate of the net production revenue of the Corporation and income earned by EnergyTrust from certain other categories of permitted investments other than Royalty Units. The management fee is calculated as of the end of each calendar year as the sum of 3.5% of the first $50 million of the Income Amount, 3.0% of the next $50 million of the Income Amount and 2.5% of any Income Amount in excess of $100 million.

In addition, under the current form of the Management Agreement, the Manager earns a fee on the acquisition of oil and gas properties based upon a sliding scale. The acquisition fee is 1% of a “Base Amount”. The “Base Amount” is defined as a minimum of $100 million or the purchase price of Established Reserves acquired to replace production from the preceding calendar year. If the reserve replacement amount is greater than $100 million in any year then it becomes the minimum Base Amount for subsequent years. The acquisition fee is 0.5% in respect of any acquisitions in excess of the Base Amount. The Base Amount for 2001 was $100 million. For 2002 and the years following, if the Corporation succeeds in replacing production from the previous year, the Base Amount shall be increased (but not decreased) to the actual purchase price of replacing production, if greater than $100 million. There is no fee in respect to the disposition of properties.

The Manager was paid $3.8 million ($0.03 per Trust Unit) for the three months ended March 31, 2003, $6.6 million ($0.07 per Trust Unit) for the year ended December 31, 2002 and $7.1 million ($0.09 per Trust Unit) for the year ended December 31, 2001 as management fees. The Manager received no acquisition fees for the three months ended March 31, 2003, $2.5 million for the year ended December 31, 2002 and $2.2 million for the year ended December 31, 2001.

The Manager is currently also entitled to reimbursement for general and administrative costs. General and administrative costs are deducted in computing royalty income to the extent not paid from the residual income of the Corporation. General and administrative costs are generally charged to the Corporation and EnergyTrust by the Manager based on time spent and direct costs incurred in fulfilling the obligations of the Manager to the Corporation and EnergyTrust pursuant to the Management Agreement.

The following is a brief summary of the services to be provided under the current Management Agreement. The engagement of the Manager is to:

(a)	manage EnergyTrust, subject to the supervision of the Board of Directors;

(b)	administer all matters relating to the Royalty and Trust Units, including: (i) arranging for cash distributions of distributable income; (ii) providing Unitholders with periodic reports on the royalty and the properties; and (iii) providing Unitholders with financial reports and tax information relating to the properties and the Royalty;

(c)	provide management services for the economic and efficient exploitation of oil and natural gas properties;

(d)	operate oil and natural gas properties which the Corporation is entitled to operate and monitor the activities of third party operators;

(e)	recommend, carry out and monitor property acquisition and disposition and exploitation and development programs for the Corporation;

(f)	negotiate on behalf of the Corporation all exploitation and development agreements, operating agreements, working agreements, farmin and farmout agreements, leases and other documents relating to the exploitation of the oil and natural gas properties as may be advisable;

(g)	recommend and, subject to the supervision of the Corporation, negotiate banking arrangements for the Corporation; and

(h)	provide office space, office furnishings and equipment and personnel necessary for the proper administration of the assets of the Corporation.

In exercising its power and discharging its duties under the Management Agreement, the Manager is required to exercise that degree of care, diligence and skill that a reasonably prudent advisor and manager in respect of oil and gas properties in western Canada would exercise in comparable circumstances.

The Management Agreement may be terminated by EnergyTrust at any time without the payment of compensation to the Manager in the event of certain bankruptcy, insolvency or creditor relief proceedings, if the Manager consents to the appointment of a receiver, voluntarily suspends transaction of its usual asset management business, is declared bankrupt or insolvent, if a receiver is appointed in respect of the Manager or if the Manager fails to carry out its material obligations under the Management Agreement and does not cure such failure within 30 days of notice being given. In certain other events, including termination of the Management Agreement during its term by winding up EnergyTrust and EnergyTrust selling all or substantially of all of the Royalty, the Manager is entitled to an amount representing liquidated damages equal to the present value of the management fees which would have been paid during the remainder of the term of the Management Agreement. In any event, the Manager will be reimbursed for any severance costs of employees and termination costs for office leaseholds or other agreements to the extent such costs, leaseholder or other agreement were dedicated to the use of EnergyTrust.

Pursuant to the Management Agreement, the Manager will be indemnified by the Corporation in respect of certain damages which it may suffer in discharging its obligations under the Management Agreement provided that such damages do not arise from the fraud, willful default, gross negligence or bad faith of the Manager.

All amendments to the Management Agreement must be approved by an extraordinary resolution of Unitholders.

PART II — CORPORATE GOVERNANCE

MANDATES OF THE TRUSTEE, THE MANAGER AND THE BOARD OF DIRECTORS

The Corporation holds petroleum and natural gas rights and other assets. Under the Royalty Indenture, a royalty was created representing 99% of the “Royalty Income”, which is payable to Royalty Unitholders. EnergyTrust was created for the purpose of issuing Trust Units to the public, facilitating an indirect investment in Royalty Units and other permitted investments under the Trust Indenture. EnergyTrust holds Royalty Units, interests in certain petroleum and natural gas facilities, cash and other assets. The Trust Units of EnergyTrust are listed on the Toronto Stock Exchange and on the New York Stock Exchange.

Under the terms of the Trust Indenture, the Trustee is empowered to exercise those rights and privileges that could be exercised by a beneficial owner of the assets of EnergyTrust in respect of the administration and management of EnergyTrust. The Trustee is permitted to delegate certain of the powers and duties of the Trustee to any one or more agents, representatives, officers, employees, independent contractors or other persons. However, specific powers are delegated to the Corporation as “Administrator” under the Trust Indenture and the Trustee has granted broad discretion to the Manager to administer and regulate the day to day operations of EnergyTrust. The powers of the Trustee are also limited through the voting rights of Trust Unitholders.

Under the Management Agreement, the Manager is empowered to act as agent for EnergyTrust in respect of various matters, to execute documents on behalf of the Trustee and to make executive decisions which conform to general policies and general principles previously established by the Trustee. The Manager is empowered to undertake, on behalf of the Corporation and EnergyTrust, subject to the Royalty Indenture, all matters pertaining to the properties of the Corporation. These matters include a requirement to keep the Corporation fully informed with respect to the acquisition, development, operation and disposition of, and other dealings with, the properties held by the Corporation, a review of opportunities to acquire properties, the conduct of negotiations for the acquisition of properties and the operation, administration and retention of consultants, legal and accounting advisors in respect of the foregoing. The Manager is also given broad responsibility for Unitholder services including the collection and keeping of accounts in respect of cash distributions to Royalty Unitholders and Trust Unitholders.

Under the Royalty Indenture, the Corporation makes all operating decisions with respect to the properties of the Corporation. Under the Trust Indenture, general powers have been delegated to the Corporation as the “Administrator” of EnergyTrust to perform those functions of the Trustee which are largely discretionary, subject to the powers and duties of the Manager. Additionally, specific powers have been delegated to the Corporation in relation to the offering of securities, the acquisition of facilities and other assets, the incurring of indebtedness, the granting of security and the determination of distributable income.

In accordance with the terms of the Unanimous Shareholder Agreement, all Royalty Unitholders other than the Trustee, and all Trust Unitholders are entitled to attend at, and vote upon, all resolutions brought before meetings of the shareholders of the Corporation on the basis of one vote for each Unit held. Currently, the Unanimous Shareholder Agreement also provides that the Board of Directors shall consist of two nominees of the Manager and up to five independent directors who are elected by the Trust Unitholders of EnergyTrust. The Board of Directors meets a minimum of four times each year, once in each fiscal quarter. In addition, the Board of Directors meets at other times when matters requiring its approval are raised and the timing is such that it is not prudent or possible to await a regularly scheduled quarterly meeting. During 2002, thirteen regularly constituted Board of Directors meetings were held.

BOARD INDEPENDENCE

Four of the six directors recommended for election to the Board of Directors are independent directors. An independent director is defined as one who is independent of the Manager and is free from any interest or any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholdings.

Mr. James S. Kinnear, who is Chairman, President and Chief Executive Officer of the Corporation as well as President and Chief Executive Officer of the Manager, is a related director. Mr. Stanley H. Wong may be considered to be a related director as he is the Manager’s additional appointee to the Board of Directors pursuant to the terms of the Unanimous Shareholder Agreement. However, Mr. Wong is neither engaged by the Manager nor by the Corporation and receives remuneration solely in his capacity as a director of the Corporation. The remainder of the directors are independent in that they have not worked for the Corporation (or the Manager) nor do they have material contracts with the Corporation (or the Manager) or receive remuneration from the Corporation (or the Manager), other than Trust Unit Options and Trust Unit Rights, in excess of director’s fees payable by the Corporation.

BOARD APPROVALS AND STRUCTURE

The Manager makes recommendations to the Board of Directors as to the strategic direction of the Corporation and EnergyTrust. The Board of Directors considers these recommendations and assumes overall responsibility for the strategic direction of the Corporation and EnergyTrust through the annual consideration of a strategic plan and budget. Criteria are approved by the Board of Directors for the acquisition and disposition of oil and natural gas properties and other permitted investments.

The Manager has general power under the Management Agreement to conduct acquisitions and dispositions and the operation of properties. Because of the structure created by the Trust Indenture, the Royalty Indenture and the Unanimous Shareholder Agreement, neither the Manager nor the Board of Directors has plenary authority over the businesses and affairs of EnergyTrust and the Corporation. The Trustee responds to directions from the Manager and from the Board of Directors (with respect to the Corporation as administrator of EnergyTrust) within the scope of the authority of the Trustee and the Trustee’s power to delegate.

The Board of Directors responds to recommendations brought forward by the Manager to the Board of Directors on material matters impacting the Corporation and EnergyTrust. Practically, the Manager defers to the Board of Directors in respect of all matters which may have a material impact upon the business and undertaking of the Corporation EnergyTrust the Royalty Unitholders or the Trust Unitholders. Reliance is placed upon independent engineering, legal and accounting consultants where appropriate.

The Board of Directors represents a cross-section of experience in matters of oil and gas, finance and directors’ responsibilities. Four of the six nominated members of the Board of Directors have been directors since the formation of the Corporation and EnergyTrust. Thomas A. Cumming has been a director since April 2000 and Michael A. Grandin has been a director since April 2002.

BOARD COMMITTEES

The Audit Committee of the Board of Directors is comprised of three of the independent directors. The Board of Directors has formed a Corporate Governance/Compensation Committee which is comprised of the four independent directors. The Board of Directors has also formed a Reserves Committee comprised of two directors, one of whom is an independent director, to review the assumptions and practices and results in respect to the preparation of independent reserve reports for the oil and gas assets of the Corporation and the reporting thereof. There are no other committees of the Board of Directors.

In respect of matters such as discussions concerning the Management Agreement or related party transactions, representatives of the Manager disclose their conflict of interest and absent themselves from discussions and voting.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors and the Manager support the Guidelines for Corporate Governance (the “TSX Guidelines”) adopted by the Toronto Stock Exchange (“TSX”) in 1995. The TSX published proposed amendments to the TSX Guidelines in April 2002 and November 2002 which have not, at the date of this Circular, been adopted. In addition, the New York Stock Exchange (“NYSE”) in August 2002 proposed a number of changes to the standards for companies listed on the NYSE, such as EnergyTrust. As proposed, the changes to the NYSE listing standards would not be mandatory for EnergyTrust, but any differences in EnergyTrust’s corporate governance practices and the NYSE rules would be required to be disclosed. Certain provisions of SOX and certain rules adopted and proposed by the United States Securities and Exchanges Commission (“SEC”) pursuant to the requirements of SOX, which would be applicable to EnergyTrust, will also influence EnergyTrust’s approach to corporate governance. The TSX proposed amendments, the proposed rules of the NYSE and the rules being adopted by the SEC as a result of the passage of SOX in the United States may be modified prior to the final adoption. The Corporate Governance/Compensation Committee of the Board continues to monitor the proposed amendments to the TSX Guidelines, the proposed changes to the NYSE listing standards and other changes in applicable laws (including those adopted and proposed under SOX) and will take appropriate action is response to any new standards which are established.

The Board of Directors, the Manager and senior management consider good corporate governance to be central to the effective and efficient operation of EnergyTrust and the Corporation. The Board of Directors has general corporate authority over the business and affairs of the Corporation and derives its authority in respect to EnergyTrust by virtue of the delegation of powers by the Trustee to the Corporation as “Administrator” in accordance with the Trust Indenture. In accordance with the Royalty Indenture, Trust Indenture and Unanimous Shareholders Agreement the Trust Unitholders and Royalty Unitholders empowered the Trustee and the Corporation to delegate authority to the Manager. The Manager derives its authority from the Management Agreement with both the Corporation and EnergyTrust. As a result neither the Manager nor the Board of Directors has plenary authority over the business and affairs of Energy Trust or the Corporation. In practice, the Manager defers to the Board of Directors on all matters material to the Corporation and EnergyTrust. Proposed amendments to the Management Agreement (see “Matters to be Considered at the Royalty Meeting — Amended Management Agreement” and “Matters to be Considered at the Trust Meeting — Amended Management Agreement”) will set out more specifically those duties of the Manager which are subject to the approval of the Board of Directors.

The following is a statement of the Corporation’s existing corporate governance practices with specific reference to the proposed TSX Guidelines as released by the TSX in November, 2002.

1.	The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:

The Board of Directors is responsible for the overall stewardship of the Corporation and EnergyTrust and in setting corporate strategy and direction. The Board of Directors has overall responsibility for the management and supervision of the affairs of the Corporation and EnergyTrust. The Board of Directors has established administrative procedures which prescribe the rules governing the approval of transactions carried out in the course of the Corporation’s operations, the delegation of authority and the execution of documents on behalf of the Corporation. The Board of Directors reviews and approves various matters, including the appointment of corporate officers, as well as the annual capital and operating budgets and authorization of unbudgeted investments and divestitures above a specified dollar threshold. The Board of Directors’ expectations of management of the Corporation are communicated directly to management and through committees of the Board of Directors. More specifically, the Board of Directors assumes the following principal responsibilities:

(a)	adoption of a strategic planning process;

The Board of Directors considers management development and succession programs, strategic business developments such as significant acquisitions, and financing proposals including the issuance of trust units and other securities, as well as those matters requiring the approval of the Board of Directors. The Board of Directors conducts an annual strategic planning process.

(b)	the identification of the principal risks of the corporation’s business and ensuring the implementation of appropriate systems to manage these risks;

The Board of Directors ensures that a system is in place to identify the principal risks to the Corporation and to monitor the process to manage such risks. The Audit Committee reviews and approves Management’s identification of principal financial risks and monitors the process to manage such risks.

(c)	succession planning, including appointing, training and monitoring senior management;

The Corporate Governance/Compensation Committee, in conjunction with the Manager, is responsible for appointing officers and other key employees on behalf of the Corporation, planning for the succession of the directors, officers and key employees; and reviewing the performance of senior management.

(d)	a communications policy for the corporation; and

The Board of Directors has approved a Corporate Disclosure Policy to ensure timely, accurate, credible and balanced disclosure of material information in respect of EnergyTrust and the Corporation. The Policy in place outlines the procedures and practical guidelines for the consistent, transparent, regular and timely public disclosure and dissemination of material and non-material information about the Corporation and EnergyTrust. Under the Policy, a Disclosure Policy Committee has been established that includes the Chief Executive Officer, Chief Financial Officer, Manager Investor Relations, Lead Director and Corporate Secretary. It is the committee’s responsibility to monitor the effectiveness of and compliance with the Disclosure Policy and educate directors, officers and employees as to disclosure issues.

(e)	the integrity of the corporation’s internal control and management information systems;

The Audit Committee: (a) monitors the integrity of the company’s financial reporting process and systems of internal controls regarding finance, accounting, and legal compliance, (b) monitors the independence and performance of the company’s independent auditors, and (c) provides an avenue of communication among the independent auditors, management and the Board of Directors.

The Audit Committee has approved a process that will be used to review management’s internal controls and procedures.

2.	The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding. A related director is a director who is not an unrelated director. If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder. A significant shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the board of directors.

The Board of Directors is presently comprised of six members, of whom four are independent and unrelated and two are appointments of the Manager, one of whom is the President, Chairman and Chief Executive Officer of the Corporation.

The Manager is entitled to appoint two members to the Board of Directors in accordance with the Management Agreement. The balance are to be appointed by the Trust Unitholders.

3.	The application of the definition of “unrelated director” to the circumstances of each individual director should be the responsibility of the board which will be required to disclose on an annual basis whether the board has a majority of unrelated directors, in the case of a corporation with a significant shareholder, whether the board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder. Management directors are related directors. The board will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion.

The Board of Directors is composed of a majority of unrelated directors:
Thomas A. Cumming — unrelated director
Michael A. Grandin — unrelated director
James S. Kinnear — related director (Chairman, President and Chief Executive Officer)
Francis G. Vetsch — unrelated director
Stanley H. Wong — related director (appointed by the Manager*)
John B. Zaozirny — unrelated director (Lead Director)

*	Although Mr. Wong is appointed by the Manager, he holds no position with the Manager and has had no financial connection to the Manager for more than 10 years.

4.	The board of directors of every corporation should appoint a committee of directors composed exclusively of outside, i.e., non-management, directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.

The Corporate Governance/Compensation Committee is composed of four directors, all of whom are independent directors. This committee’s responsibilities include proposing to the Board of Directors new nominees to the Board of Directors and assessing each director’s performance on an ongoing basis. In assessing new nominees, the Corporation Governance/Compensation Committee seeks to ensure that there is a sufficient range of skills, expertise and experience to ensure that the Board of Directors can carry out its mandate and functions effectively. The Corporation Governance/Compensation Committee receives and evaluates suggestions for candidates from individual directors, the President and Chief Executive Officer and from professional search organizations.

5.	Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.

The Corporate Governance/Compensation Committee is responsible for assessing the effectiveness of the Board of Directors, its committees and individual directors. The Corporate Governance/Compensation Committee is also responsible for evaluating the performance of the Manager and, if necessary, negotiating the Management Agreement and making recommendations to the Trust Unitholders as to the Manager and the terms of the Management Agreement.

6.	Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.

The Corporate Governance/Compensation Committee is responsible for procedures for the orientation and education of new board members concerning their role and responsibilities and for the continued development of existing members of the Board of Directors.

7.	Every board of directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision making.

A board of directors must have enough directors to carry out its duties efficiently while presenting a diversity of views and experiences. The Board of Directors currently has six members. The size of the Board of Directors and criteria for new directors are reviewed by the Corporate Governance/Compensation Committee and suitable candidates are identified.

8.	The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.

The Corporate Governance/Compensation Committee reviews and makes recommendations to the Board of Directors on the adequacy and form of the compensation of directors and the compensation to be paid to committee members and to the Lead Director.

9.	Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee, may include one or more inside directors.

The Board of Directors annually appoints members to its committees. The committees presently established by the Board of Directors are composed as follows:

Audit Committee	Thomas A. Cumming, Chairman John B. Zaozirny Francis G. Vetsch	unrelated director unrelated director unrelated director

Corporation Governance/ Compensation Committee	John B. Zaozirny, Chairman Michael A. Grandin Thomas A. Cumming Francis G. Vetsch	unrelated director unrelated director unrelated director unrelated director

Reserves Committee	Francis G. Vetsch Stanley H. Wong	unrelated director related director

In addition, the Board of Directors has established a Disclosure Policy Committee that includes: the Lead Director — John B. Zaozirny — unrelated director, the Chief Executive Officer — James S. Kinnear — related director and officer, Chief Financial Officer — Robert B. Hodgins, Corporate Secretary — Charles V. Selby and Manager Investor Relations — Daniel G. Belot.

10.	Every board of directors should expressly assume responsibly for, or assign to a committee of directors the general responsibility for, developing the corporation’s approach to governance issues. This committee would, amongst other things, be responsible for the corporation’s response to these governance guidelines.

The Corporate Governance/Compensation Committee is responsible for corporate governance issues and the implementation of the guidelines set forth in the TSX Report. The Corporate

Governance/Compensation Committee is responsible for reviewing and providing recommendations for improvement to the Board of Directors with respect to all aspects of corporate governance. The Corporation has in place a Code of Business Conduct and a Code of Ethics for all employees and agents of the Corporation; Terms of Reference for the Corporate Governance/Compensation Committee; a Corporate Governance Policy for the Board of Directors; Terms of Reference for the Chairman of the Board of Directors and the Lead Director; and a Charter for the Audit Committee.

11.	The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management’s responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting.

The Board of Directors has adopted guidelines for the responsibilities of the Board of Directors and has in place Terms of Reference for the positions of Lead Director and Chairman of the Board of Directors. The responsibilities of the Manager are set out in the Management Agreement. The Corporate Governance/Compensation Committee will set annual performance objectives in discussions with the Manager in conjunction with the Board of Directors’ strategic planning and budgeting processes.

12.	Every board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the “lead director”. Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the board’s relationship to management to a committee of the board.

The Board of Directors derives its authority with respect to EnergyTrust from the duties delegated to the Corporation as “Administrator” by the Trustee in accordance with the Trust Indenture. The Trustee also delegates certain powers to the Manager in accordance with the terms of the Management Agreement. In practice, the Manager defers to the Board of Directors on all material matters. The Board of Directors is composed of a majority of independent directors. In matters that require independence of the Board of Directors, only the independent directors participate in the decision making and evaluation.

The Board of Directors have appointed a Lead Director who is not a member of management. The Directors meet independently of management at each board meeting. Committees of the Board of Directors also meet independently of management, when necessary.

13.	The audit committee of every board of directors should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.

The Audit Committee is composed of three directors, all of whom are independent directors. The mandate of the Audit Committee is to: (a) monitor the integrity of the company’s financial reporting process and systems of internal controls regarding finance, accounting, and legal compliance, (b) monitor the independence and performance of the company’s independent auditors, and (c) provide an avenue of communication among the independent auditors, management and the Board of Directors

14.	The board of directors should implement a system which enables an individual director to engage an outside adviser at the expense of the corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.

The Corporate Governance Policy of the Board of Directors permits directors to engage outside advisors at the Corporation’s expense with the approval of the Board of Directors.

The Board of Directors has recently approved the following charters and policies in respect to corporate governance:

DATE OF APPROVAL BY THE
	CHARTER/POLICY	BOARD OF DIRECTORS

1.	Corporate Disclosure Policy	March 3, 2003
2.	Code of Business	November 19, 2002
3.	Authority Levels	November 19, 2002
4.	Terms of Reference — Corporate Governance/Compensation Committee	July 30, 2002
5.	Corporate Governance Policy	July 30, 2002
6.	Terms of Reference Chairman of the Board of Directors	July 30, 2002
Terms of Reference Lead Director
7.	Audit Committee Charter	July 30, 2001
8.	Internet Policy	July 21, 1999

OTHER MATTERS

The Manager knows of no amendment, variation or other matter to come before the Meetings other than the matters referred to in the Notices of Meetings. If any other matter properly comes before the Meetings, however, the accompanying proxies will be voted on such matter in accordance with the best judgement of the person or persons voting the proxies.

PART III — MATTERS TO BE CONSIDERED AT THE SHAREHOLDER MEETING

APPOINTMENT OF AUDITORS

The Unitholders will be asked to consider a resolution to appoint the firm of KPMG LLP, Chartered Accountants, of Calgary, Alberta, as auditors of the Corporation, to hold office until the next annual meeting of the Shareholders or until their successor is elected or appointed, at the remuneration to be fixed by the directors. KPMG LLP, Chartered Accountants have served as auditors of the Corporation since 1988.

ELECTION OF DIRECTORS

The current directors of the Corporation are James S. Kinnear, John B. Zaozirny, Stanley H. Wong, Francis G. Vetsch, Thomas A. Cumming and Michael A. Grandin.

Pursuant to the Unanimous Shareholder Agreement, the Corporation shall have a Board of Directors of a minimum of three and up to eight members, two of whom are to be appointed by the Manager. It is the intention of the Manager to appoint James S. Kinnear and Stanley H. Wong as directors. The persons named in the enclosed Form of Proxy intend to vote for the election of Francis G. Vetsch, John B. Zaozirny, Thomas A. Cumming and Michael A. Grandin as directors of the Corporation. Should any of the nominees be unable to serve as a director for any reason, the persons named in the enclosed Form of Proxy reserve the right to vote for another nominee at their discretion. Each director elected will hold office until the close of the next Annual Meeting of Shareholders of the Corporation.

The following table sets forth the names of the nominees together with their principal occupations, municipality of residence, the year in which they became directors and the number of Trust Units over which they exercised control or direction as at December 31, 2002.

		Trust Units of
		EnergyTrust
		Controlled or
Name, Principal Occupation and Municipality of Residence	Director Since	Beneficially Owned

James S. Kinnear, Chairman, President and Chief Executive Officer of Pengrowth Corporation and President and Chief Executive Officer of Pengrowth Management Limited Calgary, Alberta	1988	3,100,778 (1)

John B. Zaozirny,(2) Counsel, McCarthy Tétrault, (Barristers & Solicitors) Calgary, Alberta	1988	22,652

Stanley H. Wong,(3) President, Carbine Resources Ltd. (Private Oil and Gas Company) Calgary, Alberta	1988	36,476 (4)

Francis G. Vetsch,(2)(3) President, Quantex Resources Ltd. (Private Oil and Gas Company) Calgary, Alberta	1988	26,500

Thomas A. Cumming,(2) Businessman Calgary, Alberta	2000	1,500

Michael A. Grandin, Chairman and Chief Executive Officer, Fording Canadian Coal Trust Calgary, Alberta(2)(5)	2002	3,000

Notes:

Does not include Trust Units issuable upon the exercise of outstanding Trust Unit Options or Trust Unit Rights.

(1)	Comprised of 1,109,949 Trust Units held personally, 437,755 Trust Units held by Pengrowth Management Limited and 1,553,074 Trust Units held by Kinnear Financial Consulting Limited. In addition, Mr. Kinnear exercises control over 13,152 Royalty Units which are held by Pengrowth Management Limited.

(2)	Member of Audit Committee (other than Michael A. Grandin) and the Corporate Governance/Compensation Committee.

(3)	Member of the Reserves Committee.

(4)	In addition, Mr. Wong exercises control over 3,288 Royalty Units held by Carbine Resources Ltd.

(5)	In the five years preceding 2002, Mr. Grandin’s principal employments were as follows: 1996 — 1998: Vice Chairman and Director, Midland Walwyn Capital Inc.; 1998 — 2001: Executive Vice-President and Chief Financial Officer, Canadian Pacific Limited; 2001 — 2002: President, PanCanadian Energy Corporation; 2003 — Chairman and Chief Executive Officer, Fording Canadian Coal Trust.

ISSUANCE OF EXCHANGEABLE SHARES

The Unitholders will be asked to consider a Special and Extraordinary Resolution approving the amendment of the Articles of the Corporation to increase the authorized capital by the addition of a class of Exchangeable Shares, unlimited in number and issuable in series. The text of the Special and Extraordinary Resolution is set forth in Schedule A-1 to this Circular.

At the present time, non-residents of Canada must hold less than 50 percent of the outstanding Trust Units. In addition, certain institutional investors are precluded from holding Trust Units due to the uncertainty in the law relating to trusts regarding the limited liability of Trust Unitholders for the obligations of EnergyTrust. Other non-resident investors may be subject to withholding taxes and other taxes which may not be deductible in the jurisdiction of residence of the investor or reclaimable by the investor. These restrictions have the effect of limiting the potential investors in EnergyTrust, thereby restricting the availability of financing for EnergyTrust.

EnergyTrust is considering the creation of a class of securities that would be equivalent to Trust Units, but would not be subject to these restrictions and would thereby provide greater access to additional equity financing for EnergyTrust. These securities would be created in a structure whereby the Corporation would issue Exchangeable Shares which have economic and voting rights equivalent to Trust Units.

As contemplated, the Exchangeable Shares would be exchangeable for Trust Units at any time that the Canadian ownership requirements are met. It is anticipated that the Exchangeable Shares would not receive dividends, and would not receive distributions from EnergyTrust, but would receive additional Exchangeable Shares in lieu of distributions that would be the approximate economic equivalent of the distributions received by Trust Unitholders.

As the Exchangeable Shares would have essentially the same economic and voting rights as the Trust Units, the creation of the Exchangeable Share structure and the issuance of Exchangeable Shares will not cause any greater dilution to the Trust Unitholders than the issuance of additional Trust Units. However, as an unlimited number of Exchangeable Shares may be held by non-residents of Canada, and by institutions that are unable to hold trust units, they will provide EnergyTrust an opportunity to seek equity investment from potential investors that would currently be prohibited from holding Trust Units. This will provide EnergyTrust with the opportunity for additional equity financing for future growth opportunities.

The creation and issuance of any series of Exchangeable Shares will require the approval of the Board of Directors. The Board of Directors has a duty to act in the best interests of Trust Unitholders by virtue of the delegation of powers by the Trustee to the Corporation as “Administrator” in accordance with the Trust Indenture and through the fiduciary duty the Board of Directors owes to all shareholders of the Corporation, including the Trust Unitholders who indirectly beneficially own the shares of the Corporation through EnergyTrust. The creation and issuance of Exchangeable Shares would always be performed in accordance with these duties.

The amendment to the articles of the Corporation creates an unlimited number of Exchangeable Shares which are issuable in series, each series to consist of such number of shares, and to have such designation, rights, privileges, restrictions and conditions attaching thereto, as determined by the Board of Directors. The Exchangeable Shares of each series shall rank on a parity with the Exchangeable Shares of every other series, and shall be entitled to a preference over the Common Shares and any other shares ranking junior to the Exchangeable Shares, with respect to the payment of certain dividends and the distribution of certain assets of the Corporation in the event of the liquidation, dissolution or winding-up of the

Corporation. Except as required by applicable law and the provisions of any series of Exchangeable Shares, the holders of the Exchangeable Shares shall not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Exchangeable shares may also be issued in certain circumstances in the future in respect of a termination of the Management Agreement between the Manager and each of the Corporation and EnergyTrust. (See “Matters to be Considered at the Royalty Meeting — Amendment to the Management Agreement”).

EXCHANGEABLE SHARE STOCK SPLITS IN LIEU OF DISTRIBUTIONS AND DIVIDENDS

The Unitholders will be asked to consider an Extraordinary Resolution approving certain amendments to the Unanimous Shareholder Agreement. The text of the Special Resolution is set forth in Schedule A-2 to this Circular.

The proposed Exchangeable Share structure contemplates that holders of Exchangeable Shares would not receive distributions from EnergyTrust or dividends from the Corporation, but would instead receive additional Exchangeable Shares in lieu thereof. These additional Exchangeable Shares would be distributed by way of a stock split of the Exchangeable Shares. Pursuant to the Business Corporations Act (Alberta), a stock spit requires a special resolution of shareholders and the proposed resolution will give the Board of Directors the authority to cause monthly stock splits in conjunction with distributions by the Corporation and EnergyTrust without seeking monthly Unitholder approvals.

PART IV — MATTERS TO BE CONSIDERED AT THE ROYALTY MEETING

The amendments to the Royalty Indenture, which are proposed for consideration at the Royalty Meeting, are made subject to implementation in whole, or in part, or not at all, at the discretion of the Board of Directors based upon advice as to the taxation consequences of such amendments and such other factors as the Board of Directors may consider relevant, such as available business opportunities, applicable securities laws and other applicable laws.

CONFIRMATION OF POWER TO SUBORDINATE THE ROYALTY

The Royalty Unitholders will be asked to consider an Extraordinary Resolution amending the Royalty Indenture to confirm the authority of the Board of Directors to subordinate the rights of Royalty Unitholders to be paid the Royalty by the Corporation to the rights of other lenders to the Corporation, as described below. The text of the Extraordinary Resolution is set forth in Schedule B-1 to this Circular.

Under the Royalty Indenture, “Debt Service Charges” are a deduction in the computation of the Royalty. Debt Service Charges generally mean all interest and principal repayments relating to the borrowing of funds by the Corporation. At the special meeting of Royalty Unitholders held on April 23, 2002, the Royalty Unitholders approved an Extraordinary Resolution to subordinate their rights to be paid the Royalty by the Corporation to the rights of the lenders to be paid obligations owing to them by the Corporation in respect of obligations owing by the Corporation for the borrowing of money by the Corporation and obligations by the Corporation pursuant to swap agreements.

On April 23rd, 2003, the Corporation closed a U.S. $200 million private placement of senior unsecured notes to a group of U.S. institutional investors. The notes were comprised of U.S. $150 million 4.93% senior notes due April 2010 and U.S. $50 million 5.47% senior notes due April 2013 (collectively, the “Notes”). Proceeds of this offering were used to replace outstanding bank indebtedness.

To ensure the Corporation has the broadest possible financing options, the Royalty Unitholders will be asked to amend the Royalty Indenture to confirm the authority of the Trustee to subordinate the rights of Royalty Unitholders to be paid the Royalty by the Corporation to the rights of all Lenders (as hereinafter defined) to be paid Lender Obligations (as hereinafter defined) owing to them by the Corporation. “Lender Obligations” means all indebtedness and liabilities of the Corporation under and in respect of indebtedness for borrowed money, including without limitation, principal, interest and associated fees, and including indebtedness under and in connection with any loan or credit facilities, any public or private issuance of debt instruments and any and all indebtedness and liabilities of the Corporation under and in respect of any commodity, currency or interest swaps or hedging agreements, and any person or persons to whom such obligations are owed are referred to in this Circular as the “Lenders”. The Royalty Unitholders will also be asked to confirm that, in the event of a default by the Corporation in respect of any of its obligations to any of the Lenders, including a default in connection with any Lender Obligation, the Corporation will not make any further payments in respect of the Royalty. In addition the Royalty Unitholders will be asked to ratify and confirm the entering into of the Subordination Agreement (the “Noteholder Subordination Agreement”) dated April 23, 2003, pursuant to which the Trustee agreed on behalf of the Royalty Unitholders that their rights to be paid the Royalty was subordinated to the rights of holders of the Notes issued by the Corporation on that same date (the “Noteholder Lender Obligations”) to be paid by the Corporation in respect of the Notes.

The foregoing subordination provisions are consistent with a prior approval of a specific subordination approved by the Unitholders at the special meeting of Royalty Unitholders held on April 23, 2002, the general power of subordination of obligations of EnergyTrust contained in the Trust Indenture and the deduction of debt of the Corporation in calculating the Royalty.

AMENDMENTS TO ROYALTY INDENTURE TO PAY ADDITIONAL CLASSES OF INCOME

The Royalty Unitholders will also be asked to consider an Extraordinary Resolution approving amendments to the Royalty Indenture in the form set out in Schedule B-2 to expand the class of Permitted Investments by the Corporation.

The Corporation has historically acquired petroleum and natural gas properties, royalties and similar interests and related facilities interests in Canada. The Corporation presently holds properties located in the western Canadian sedimentary basin, northern British Columbia and offshore the east coast of Canada. The Trust Unitholders have from time to time considered and approved an expansion of the classes of permitted investments by EnergyTrust. In 1998, EnergyTrust acquired facilities associated with the Corporation’s interests in Judy Creek and Swan Hills and leased those facilities back to the Corporation. As a result, processing income is a component of the distributable income of EnergyTrust.

In the future, the Manager may recommend and the Board of Directors may approve the acquisition of other classes of instruments by the Corporation which will create distributable income to Unitholders. Examples might include interests in pipelines, gas plants or other facilities in Canada, tar sands interests, petroleum and natural gas properties or royalties located in the United States or elsewhere, facilities interests located outside of Canada or other categories of assets generally associated with the energy industry. As a result of the application of taxation laws and other laws in Canada, the United States and elsewhere it may not be appropriate that these assets be acquired by EnergyTrust notwithstanding that they may fall within the class of “permitted investments” by EnergyTrust. Such investments may be structured as direct investments by the Corporation or they may be held by corporations, partnerships, trusts or other vehicles which may create interest, partnership income, trust distributions, dividend income, capital gains, net profits distributions, royalty income, processing income or other classes of income that will have to be transferred to EnergyTrust through the computation of the Royalty or through the creation of other classes of income between the Corporation and EnergyTrust.

Amendments to the Royalty Indenture have been proposed which both expand the assets which may be acquired by the Corporation and provide flexibility to create other classes of income between the Corporation and EnergyTrust.

AMENDED MANAGEMENT AGREEMENT

The Royalty Unitholders will also be asked to consider an Extraordinary Resolution approving an Amended Management Agreement. The text of Extraordinary Resolution and the Amended Management Agreement are set forth in Schedules B-3 and B-5 hereto, respectively.

Background

In early 2002, the Manager and the Board of Directors became aware of increasing interest within the investment community for altering management contracts in the royalty trust sector. Several trusts pursued internalization transactions with the stated objectives of eliminating the payment of management and transaction fees and better aligning the interests of management and unitholders. In accordance with its terms, the Management Agreement must be considered by the Unitholders at the annual meeting in 2003. The Management Agreement is terminable upon three years written notice of termination pursuant to an Extraordinary Resolution of Unitholders. See “Management Agreement” for a brief summary of the present terms of the Management Agreement.

The Board of Directors identified four alternatives:

(i)	to deliver notice of termination of the Management Agreement;

(ii)	to allow the Management Agreement to be automatically renewed until the annual meeting in 2006 without change;

(iii)	to amend the Management Agreement to eliminate transaction-based fees and incorporate performance-based fees; and

(iv)	to internalize management.

The Board of Directors determined that it was satisfied with the service provided by the Manager and as such, continuity of the existing management team of the Manager was a priority.

A Special Committee, comprised of independent members of the Board of Directors who are not associated with the Manager, was formed by the Board of Directors at a meeting held on July 30, 2002. The Board of Directors directed the Special Committee to:

(a)	consider the four alternatives identified by the Board of Directors;

(b)	review and negotiate the terms of any proposed arrangement and any agreements necessary to give effect thereto;

(c)	review and consider whether any proposed arrangement is fair to and in the best interests of the Unitholders of EnergyTrust, having regard to any factors which may be considered relevant by the Special Committee; and

(d)	determine whether or not to make a recommendation to the Board of Directors with respect to any proposed arrangement.

The Special Committee retained McCarthy Tétrault LLP as independent legal counsel to provide legal advice in connection with the Special Committee’s mandate and to review and assist in the negotiation of any proposed arrangement with the Manager. The Special Committee also engaged Scotia Capital Inc. (the “Financial Advisor”) to provide financial advice and a fairness opinion to the Special Committee. The Manager retained HSBC Securities (Canada) Inc. to provide financial advice and to independently consider the alternatives available to EnergyTrust, the Corporation and the Manager with a view to the best interests of the Unitholders with appropriate consideration of the terms of the current Management Agreement. The Manager retained Bennett Jones LLP to provide independent legal advice.

The Special Committee formally met on 37 occasions over a period of nine months, both independently and with the Manager, and also engaged in numerous separate discussions alone and with its legal counsel and the Financial Advisor. The review was influenced by rapidly developing circumstances in the royalty trust industry, internalizations by other royalty trusts and discussions with retail and institutional investors, brokers, corporate finance professionals and industry commentators. After considering the four alternatives, the Special Committee decided to negotiate an amended management agreement with the Manager.

Recommendation

The Board of Directors, on the advice of the Special Committee, unanimously recommends that the Unitholders approve the Amended Management Agreement in the form attached as Schedule B-5 (the “Amended Management Agreement”). The Board of Directors has determined that the terms of the Amended Management Agreement are superior to both (i) the continuation or termination of the current Management Agreement and (ii) a range of hypothetical internalization scenarios based on precedent transactions. The Amended Management Agreement will better align the interests of the Manager with the Unitholders without the upfront costs associated with internalization. The conclusion of the Board of Directors was reached with the full support and agreement of the Manager and is supported by the Fairness Opinion of Scotia Capital Inc.

Key features of the new agreement include:

1.	a reduced management fee base;

2.	the elimination of acquisition fees;

3.	a performance-based fee based on total returns received by Unitholders;

4.	a ceiling on the total fees payable;

5.	two distinct three-year terms each with a declining fee structure in the second three-year term;

6.	the continued commitment of James S. Kinnear;

7.	enhanced corporate governance; and

8.	an enhanced bonus structure for employees and special consultants of the Corporation.

While commodity prices, growth in the assets held by the Corporation and EnergyTrust and other factors will continue to influence both the base fees and the total return fees, the new fee structure has been designed to provide strong incentives to the Manager to continue to enhance Unitholder value and returns to Unitholders.

Based upon, among other things, the recommendation of the Special Committee and the Fairness Opinion provided by Scotia Capital Inc., the financial advisor to the Special Committee, the Board of Directors has determined that the Amended Management Agreement is in the best interests of Unitholders and therefore unanimously recommends that Unitholders approve the Amended Management Agreement.

Approvals

The Amended Management Agreement must be approved by an extraordinary resolution of 66 2/3% or more of the votes cast by Unitholders of EnergyTrust. See “Interests of Related Parties and Insiders”.

There are a number of regulatory requirements and approvals necessary to implement the Amended Management Agreement. It was concluded that the Amended Management Agreement was subject to the provisions governing “related party transactions” within the meaning of Rule 61-501 of the Ontario Securities Commission and Policy Q-27 of the Quebec Securities Commission due to the ownership of the shares of the Manager by James S. Kinnear. The approval of the Amended Management Agreement is exempt under the applicable policies from certain valuation and minority approval requirements as the aggregate value of the consideration to be paid by EnergyTrust under the Amended Management Agreement does not exceed 25% of the market capitalization of EnergyTrust. The Board of Directors has complied with the disclosure requirements under the applicable policies.

The Amended Management Agreement will become effective on July 1, 2003 if it is approved at the Royalty Unitholder and Trust Unitholder Meetings. There are no fees payable to the Manager relating to the amendment of the current Management Agreement. The expenses associated with the negotiation of the Amended Management Agreement incurred by the Manager will be paid by the Manager.

Reasoning

The Special Committee took into consideration, among other matters, the following factors in its recommendation to the Board of Directors in connection with the Amended Management Agreement:

(a)	the entitlement of the Manager under the current Management Agreement with respect to notice and fees to be earned;

(b)	the historical and anticipated future performance of EnergyTrust under management by the Manager;

(c)	the fact that oil and gas royalty trusts are actively managed businesses requiring ongoing reserve replacement, and associated management expertise. Continuity of management was a priority given the historical performance of the Manager and the satisfaction of the Special Committee with the services provided by the Manager;

(d)	the economic benefit to Unitholders of generally reducing management fees, while providing better incentives for performance;

(e)	the economics of the compensation terms under the Amended Management Agreement compared with the economics of an internalization or the termination or continuation of the current Management Agreement;

(f)	the Manager’s willingness to accept a base fee and performance fee model with a reduction in base fee and performance fee percentages in the second three-year term relative to a base fee and transaction fee model under the present form of Management Agreement, and a willingness on the part of the Manager to accept termination provisions which operate at the discretion of the Board of Directors;

(g)	enhanced alignment between the interests of the Manager and Unitholders by eliminating acquisition fees and incorporating a performance fee based on returns to Unitholders;

(h)	the potential to broaden the investor base of EnergyTrust by responding to those elements of the current Management Agreement, in particular the existence of acquisition fees, which discouraged certain institutions from investing in EnergyTrust;

(i)	the avoidance of the up-front payout costs associated with internalization;

(j)	the Fairness Opinion from Scotia Capital Inc. supporting the foregoing analysis; and

(k)	the enhancement of the corporate governance of the Corporation and EnergyTrust.

Effect of the Amended Management Agreement on Unitholders

The principal differences between the Amended Management Agreement and the current Management Agreement are as follows:

(a)	a reduction of aggregate fees payable by limiting aggregate management fees to a percentage of fees that would have been payable under the current Management Agreement;

(b)	the elimination of acquisition fees and alignment of management fees with income to EnergyTrust and the Corporation and return to Unitholders with the result that management fees are now to be based on a combination of distributable income and overall returns to the Unitholders;

(c)	the increased authority of the Board of Directors to oversee and approve of certain expenses incurred by the Manager on behalf of the Corporation and EnergyTrust; and

(d)	the creation of certain rights of termination in favour of the Corporation and EnergyTrust resulting from a new keyman clause in respect of James S. Kinnear.

Total fees paid to the Manager in 2001 were $9.3 million, including $7.1 million for the base management fee and $2.2 million for acquisition fees. Total fees paid to the Manager for 2002 were $9.1 million including $6.6 million for the base management fee and $2.5 million for acquisition fees. For more information in respect of historical management fees, see “Management Agreement”.

Details of the Amended Management Agreement

The following is a summary only of the principal details of the Amended Management Agreement and should be read together with the full text of the Amended Management Agreement which is attached as Schedule B-5.

TERM	Commencing on July 1, 2003 for 2 three-year contract terms, subject to the option (the “Option”) of the Corporation exercisable at any time from October 1, 2005 until March 31, 2006 by written notice to the Manager, at the sole discretion of the independent directors of the Corporation, to terminate the Amended Management Agreement effective June 30, 2006 upon payment of the Contract Notice Fee and certain other amounts to the Manager on the basis described below by September 30, 2006. If the Option is exercised, the Manager shall continue to provide the services contemplated by the Amended Management Agreement, and the Amended Management Agreement shall remain in full force and effect, until June 30, 2006.

BASE FEE	For each full calendar year and each partial calendar year in the first three-year contract term the Base Fee equals:

• 2% of the first $200 million of Income; and

• 1% of the balance of Income over $200 million.

For each full calendar year and each partial calendar year in the second three-year contract term:

• 1.5% of the first $200 million of Income; and

• 0.5% of the balance of Income over $200 million.

Such calculations are more particularly described in Schedule B-4 hereto.

PERFORMANCE FEE	For each full calendar year and each partial calendar year in the first three-year contract term the Performance Fee equals:

• 3% of the Average Excess Return Amount.

For each full calendar year and each partial calendar year in the second three-year contract term:

• 1.5% of the Average Excess Return Amount.

Such calculations are more particularly described in Schedule B-4 hereto.

INCOME	Income equals “Net Production Revenue” as defined in the Amended and Restated Royalty Indenture dated April 23, 2002, as it may be amended from time to time, plus any other income earned from “Permitted Investments” as defined in the Trust Indenture (excluding interest on cash or near-cash deposits or similar investments).

ANNUAL MAXIMUM FEE (BASE FEE PLUS PERFORMANCE FEE)	During each full or partial calendar year during the first three-year contract term, the maximum fee (Base Fee plus Performance Fee) shall be 80% of the aggregate fees that would have been payable under the current fee structure as if it continued in force (the “Old Fee”).

During each full or partial calendar year during the second three- year contract term, the maximum fee (Base Fee plus Performance Fee) shall be 60% of the Old Fee, not to exceed $12 million in any full year, provided that the maximum fee for the calendar year 2006, taken as a whole, will not exceed the lesser of:

(i) 80% of the Old Fee for the first six months, plus 60% of the Old Fee for the second six months; and

(ii) 80% of the Old Fee for the first six months, plus $6 million.

Other than for 2006, the $12 million maximum will be pro-rated for partial calendar years during the second three-year term of the Amended Management Agreement.

EXPENSES TO BE PAID BY THE MANAGER	The Manager shall continue to incur and pay, without reimbursement by the Corporation or EnergyTrust, approximately $2.0 million per year of expenses, subject to adjustment from time to time by the Manager and the Board of Directors, (the “Assumed Expenses”), subject to the approval of the Board of Directors, for the general benefit of the Corporation and/or EnergyTrust, of a character similar to those presently incurred by the Manager, specifically including all Bonus Pool payments. The Manager will provide quarterly reports to the Board of Directors summarizing the Assumed Expenses.

As is the case under the current Management Agreement, the costs of the Stephen Ames PGA Tour sponsorship contract and the Pengrowth Saddledome naming rights contract will not be included in the “Assumed Expenses”. As has been the case in the past, neither the Corporation nor EnergyTrust will have any obligation to reimburse the Manager for these costs.

In the event that the Assumed Expenses aggregate less than $2.0 million per calendar year, the total of the Base Fee and Performance Fee for such year will be reduced by the amount such expenses are less than $2.0 million per calendar year. If the Assumed Expenses are more than $2.0 million per calendar year, such excess will be reimbursed by the Corporation. To the extent that Assumed Expenses have not already been incurred, $2.0 million will be pro-rated for each partial calendar year in each of the two three-year terms of the Amended Management Agreement.

ANNUAL MINIMUM FEE	$1.6 million.

CONTRACT NOTICE FEE	The Contract Notice Fee is an amount equal to:

(x) 2/3

multiplied by

(y) the total of the Base Fee and Performance Fee earned (less Assumed Expenses incurred) in the first three-year term of the Amended Management Agreement.

On termination, the Corporation, EnergyTrust and the Manager will continue to have rights to the name “Pengrowth” in connection with their business and affairs.

At the option of the Manager, the Contract Notice Fee may be paid in cash and/or exchangeable shares of the Corporation as a purchase price for the shares of a new subsidiary of the Manager whose only asset and whose only liability (contingent or otherwise) is the Amended Management Agreement. In the event of a change in law which adversely affects the financial consequences of such a transaction to the Corporation or the Unitholders, the parties will use diligent and bona fide commercial efforts to reduce the purchase price for the shares to compensate for those adverse consequences.

ANNUAL BONUS POOL	The Bonus Pool shall be 10% of the aggregate of the Base Fee and Performance Fee for the year, and shall be paid by the Manager to employees of, and special consultants to, the Corporation (other than James S. Kinnear) as directed by the Manager in consultation with, and in certain cases subject to the approval of, the Corporate Governance/Compensation Committee.

KEY MAN	The Manager shall cause James S. Kinnear to devote that amount of his time and attention to the provision of the services by the Manager, as is consistent with past practice. If (i) James S. Kinnear becomes unable, for a period of 60 days, as a result of illness or otherwise, to devote that amount of his time and attention to the performance of the services by the Manager as is consistent with his past practice and such inability continues for a period of 45 days after notice thereof has been given to the Manager, or (ii) if James S. Kinnear dies, or (iii) if James S. Kinnear otherwise fails to devote that amount of his time and attention to the provision of the services by the Manager as is consistent with his past practice and such failure continues for a period of 45 days after notice thereof has been given to the Manager, the Board of Directors may terminate the Amended Management Agreement on 90 days notice to the Manager provided that if the Amended Management Agreement is

Management Agreement on 90 days notice to the Manager provided that if the Amended Management Agreement is terminated before June 30, 2006, an amount equal to (a) two thirds of (i) the total management fees earned by the Manager in the three calendar years immediately preceding the calendar year in which the agreement is so terminated (under the old fee structure or the Amended Management Agreement, as applicable) less (ii) the total Assumed Expenses (to a maximum of $2.0 million) minus (b) the total of the Base Fees and Performance Fees earned, less Assumed Expenses (to a maximum of $2.0 million), from July 1, 2004 to such effective date, is to be paid to the Manager.

TERMINATION	The Manager may terminate the Amended Management Agreement on six (6) months notice without penalty or other amount.

Fairness Opinion

Scotia Capital Inc. was retained by the Special Committee on September 30, 2002 to consider the amendments to the current Management Agreement and related matters and make such recommendations, as it considered appropriate and to prepare and deliver a fairness opinion in respect of the terms of the Amended Management Agreement. The terms of the engagement were formalized in letter agreements dated December 10, 2002 and May 1, 2003.

Scotia Capital Inc. is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research.

Scotia Capital Inc. has advised the Special Committee that it is not an insider, associate or affiliate (as such terms are defined in the Securities Act (Alberta)) of EnergyTrust, the Corporation, the Manager or any of their respective affiliates or associates. Scotia Capital Inc. has not provided any financial advisory services or participated in any equity financing involving EnergyTrust or its associates or affiliates of a material nature, within the past two years, other than: (i) the services provided under the engagement agreements referred to above; (ii) underwriting liability and related services pursuant to an underwriting agreement dated October 30, 2002 in respect of which Scotia Capital Inc. acted as a participant in the underwriting syndicate for an issue of trust units of EnergyTrust; and (iii) The Bank of Nova Scotia, the sole shareholder of Scotia Capital Inc., is a participating lender in the Corporation’s banking syndicate. Scotia Capital Inc. may also, in the future, in the ordinary course of its business, perform or continue to perform additional financial advisory, investment banking or banking services for the Corporation and EnergyTrust. Scotia Capital Inc. does not believe that any of these relationships affects Scotia Capital Inc.’s independence with respect to the Fairness Opinion.

In consideration for its services, the Corporation agreed to pay to Scotia Capital Inc. a fee for its services that is not dependent on the conclusions reached in the Fairness Opinion or the implementation of the Amended Management Agreement. In addition, the Corporation agreed to reimburse Scotia Capital Inc. for its reasonable expenses incurred in the performance of such services and to indemnify it in respect of certain liabilities as may be incurred by it in connection with its engagement.

In assessing the fairness, from a financial point of view, of the terms of the Amended Management Agreement to the Unitholders, Scotia Capital Inc. considered, among other things, the financial impact thereof on Unitholders having regard to, among other things, the net present value of incremental cash flows and accretion to Unitholder distributions. Scotia Capital Inc. assessed the financial impact of the Amended Management Agreement relative to a continuation of the current Management Agreement, giving notice to the Manager to terminate the current Management Agreement, and a range of hypothetical internalization scenarios based on precedent transactions. Scotia Capital Inc. concluded that the Amended Management Agreement generally had a favourable financial impact to Unitholders relative to this range of scenarios.

Based upon and subject to the assumptions, limitations and considerations set out in the Fairness Opinion, and such other factors as Scotia Capital Inc. considered relevant in the circumstances, Scotia Capital Inc. has advised the Special Committee that, as of the date of the Fairness Opinion, Scotia Capital Inc. is of the opinion that the terms of the Amended Management Agreement are fair, from a financial point of view, to the Unitholders.

The Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety. A copy of the Fairness Opinion is attached as Schedule B-6 to this Information Circular.

Interest of Related Parties and Insiders

To the knowledge of the Manager, there are no holders of Trust Units who beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of the issued and outstanding Trust Units.

Each of the members of the Board of Directors and the Manager, who collectively own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 3.2 million Trust Units, representing approximately 2.9% of the Trust Units outstanding on May 1, 2003, have indicated their intention to vote their Trust Units in favour of the resolution approving the Amended Management Agreement.

Management is not aware of any material interest of any director of the Corporation or the Manager or any officer of the Corporation or the Manager or anyone who has held office as such at the beginning of EnergyTrust’s last completed financial year, or of any associate or affiliate of any of the foregoing, in any matter to be acted on at the Meeting, except as disclosed below or elsewhere in this Circular.

James S. Kinnear, the Chairman, President and Chief Executive Officer of the Corporation, owns directly or indirectly 100% of the shares of the Manager.

PART V — MATTERS TO BE CONSIDERED AT THE TRUST MEETING

APPOINTMENT OF AUDITORS

It is the intention of the persons named in the enclosed Form of Proxy, if not expressly directed to the contrary in the proxy, to vote in favour of a resolution to appoint the firm of KPMG LLP, Chartered Accountants, of Calgary, Alberta, as the auditors of EnergyTrust, to hold office until the next annual meeting of Unitholders or until their successor is elected or appointed, at the remuneration to be fixed by the Board of Directors.

ISSUANCE OF ADDITIONAL TRUST UNIT RIGHTS

The Trust Unitholders will be asked to consider an Extraordinary Resolution to reserve up to an aggregate of 12 million Trust Units for issuance upon exercise of Trust Unit Rights granted under the Incentive Plan and Trust Unit Options granted under the Option Plan, provided that the number of Trust Units issuable under both plans (the “Plans”) does not exceed 10% of the issued and outstanding Trust Units. The text of the Extraordinary Resolution is set forth in Schedule C-1 to this Circular.

At the Annual General and Special Meeting of Trust Unitholders held on April 23, 2002, Trust Unitholders authorized 10 million Trust Units to be reserved for issuance upon the exercise of Trust Unit Rights and Trust Unit Options granted under the Plans subject to the restriction that the total number of Trust Units issuable under the Plans does not exceed 10% of the issued and outstanding Trust Units. At that time, EnergyTrust had 82,325,578 issued and outstanding Trust Units. EnergyTrust has completed two prospectus issuances since the April 23, 2002 Annual and Special Meeting to fund the acquisition of additional assets by the Corporation and to reduce indebtedness. As a result, as at May 1, 2003, EnergyTrust had 111,198,338 issued and outstanding Trust Units. The Board of Directors believes that there is a reasonable probability that the Corporation will continue to make acquisitions of properties and other interests and that EnergyTrust will issue Trust Units to finance those purchases. Therefore, it is foreseeable that the total capital of EnergyTrust will reach or exceed 120 million Trust Units. Accordingly, subject to the creation of a Trust Unit Rights Incentive Plan, it is proposed that Trust Unitholders consider an Extraordinary Resolution to reserve for issuance up to a maximum of 12 million Trust Units for issuance under both Plans.

AMENDMENTS TO THE TRUST INDENTURE REGARDING EXCHANGEABLE SHARES

The Trust Unitholders will be asked to consider an Extraordinary Resolution approving certain amendments to the Trust Indenture. The text of the Extraordinary Resolution is set forth in Schedule C-2 to this Circular.

To facilitate the creation of the Exchangeable Share structure described above under the heading “Matters to be Considered at the Shareholder Meeting — Amendments to Articles of the Corporation” it will be necessary to create a “Special Voting Unit” of EnergyTrust. The Special Voting Unit will be entitled, at any meeting of Trust Unitholders, to a number of votes equal to the number of outstanding Exchangeable Shares (not including Exchangeable Shares held by EnergyTrust or its subsidiaries). The holder of the Special Voting Unit will vote with the holders of Trust Units, as a single class, at all meetings of Trust Unitholders. The Special Voting Unit will be held by a trustee which will obtain instructions from the holders of the Exchangeable Shares in advance of any meeting of Trust Unitholders, and vote the votes attached to the Special Voting Unit accordingly.

The Special Voting Unit will not be entitled to receive distributions from EnergyTrust, and upon the termination or other winding-up of EnergyTrust will be entitled to receive amount of $1.00 and not otherwise participate in the assets of EnergyTrust. EnergyTrust may redeem the Special Voting Unit at any time that there are no Exchangeable Shares outstanding that are not held by EnergyTrust or its subsidiaries upon 30 days notice and payment of the redemption price of $1.00.

CONFIRMATION OF POWER TO GUARANTEE OBLIGATIONS OF THE CORPORATION AND SUBORDINATE INDEBTEDNESS OWING FROM THE CORPORATION

The Trust Unitholders will be asked to consider an Extraordinary Resolution approving the guarantee and subordination agreements described below. The text of the Extraordinary Resolution is set forth in Schedule C-3 to this Circular.

As described under “Matters to be Considered at the Royalty Meeting, Confirmation of Power to Subordinate the Royalty”, the holders of Royalty Units (including EnergyTrust) will be asked to confirm the subordination of their rights to be paid the Royalty by the Corporation to the rights of all Lenders to the Corporation to be paid Lender Obligations owing to them by the Corporation. In connection with such Lender Obligations incurred by the Corporation, Trust Unitholders will be asked to confirm the power of EnergyTrust to subordinate all indebtedness and obligations of the Corporation to EnergyTrust to the rights of all Lenders to the Corporation to be paid Lender Obligations owing to them by the Corporation.

Also in connection with such Lender Obligations incurred by the Corporation, Trust Unitholders will be asked to ratify and confirm the entering into of certain guarantees pursuant to which the Trustee under the Trust Indenture guaranteed the obligations of the Corporation to the Corporation’s syndicate of lenders (the “Syndicated Lender Obligations”) and to Emera Inc. and Emera Offshore Incorporated pursuant to a certain Net Royalty Agreement and certain related agreements (collectively, the “Emera Obligations”), and certain subordination agreements pursuant to which the Trustee under the Trust Indenture agreed that EnergyTrust’s right to be paid all indebtedness and obligations owing to EnergyTrust by the Corporation, including without limitation the Royalty, was subordinated to the Corporation’s obligations to pay the Syndicated Lender Obligations and the Noteholder Lender Obligations. Pursuant to the resolution of Trust Unitholders regarding guarantees and subordination passed at the April 23, 2002 Annual and Special Meeting, EnergyTrust confirms that it was provided with an opinion of legal counsel confirming that the granting of guarantees is a permissible activity of a mutual fund trust under the Income Tax Act (Canada).

Under such present and proposed subordinations with respect to all Lender Obligations, Trust Unitholders in effect have their rights to be paid distributions by EnergyTrust subordinated to the rights of the Lenders to the Corporation to be paid Lender Obligations owing to them by the Corporation. Pursuant to the terms of such subordination agreements in the event of default by the Corporation in respect of any such Lender Obligations, EnergyTrust may not make any further distributions to Trust Unitholders until the Lender Obligations are repaid.

AMENDMENTS TO TRUST INDENTURE TO PAY ADDITIONAL CLASSES OF INCOME

The Trust Unitholders will also be asked to consider an Extraordinary Resolution approving amendments to the Trust Indenture in the form set out in Schedule C-4 to expand the class of Permitted Investments by the Corporation. See “Matters to be Considered at the Royalty Meeting — Amendments to the Royalty Indenture to Pay Additional Classes of Income.” The proposed amendments to the Trust Indenture are equivalent to the amendments proposed to the Royalty Indenture which both expand the assets which may be acquired by the Corporation and provide flexibility to create other classes of income between the Corporation and EnergyTrust.

AMENDED MANAGEMENT AGREEMENT

The Trust Unitholders will also be asked to consider an Extraordinary Resolution approving an Amended Management Agreement. The text of the Extraordinary Resolution and the Amended Management Agreement are set forth in Schedules C-5 and B-5 hereto, respectively.

Information relevant to the consideration of the proposed Amended Management Agreement, including the background to the proposed Amended Management Agreement, details of the Amended Management

Agreement and a summary of the fairness opinion of Scotia Capital Inc., appears above under the heading “Matters to be Considered at the Royalty Meeting — Amended Management Agreement”.

Based upon, among other things, the recommendation of the Special and the Fairness Opinion provided by Scotia Capital Inc., the financial advisor to the Special Committee, the Board of Directors has determined that the Amended Management Agreement is in the best interests of Unitholders and therefore unanimously recommends that Trust Unitholders approve the Amended Management Agreement.

The Amended Management Agreement must be approved by an extraordinary resolution of 66 2/3% or more of the votes cast by Trust Unitholders. See “Matters to be Considered at the Royalty Meeting -Interests of Related Parties and Insiders”.

REAPPOINTMENT OF COMPUTERSHARE TRUST COMPANY OF CANADA AS TRUSTEE

Trust Unitholders will be asked to consider an Ordinary Resolution reappointing Computershare Trust Company of Canada (“Computershare”) as Trustee. The text of the Ordinary Resolution is set forth in Schedule C-6.

Computershare was appointed as Trustee at the Special and Annual Meeting of Trust Unitholders on April 25, 2001 as the successor to Montreal Trust Company of Canada. In accordance with the Unanimous Shareholder Agreement, the Trust Unitholders are required to reappoint Computershare as Trustee, or to approve a replacement Trustee, for the purposes of the Unanimous Shareholder Agreement, the Royalty Indenture, the Trust Indenture and the Management Agreement or Amended Management Agreement, every two years. The Board of Directors has approved the reappointment of Computershare, pending ratification by holders of Trust Units, for a further period of two years with Computershare’s remuneration to be approved by the Board of Directors.

PART VI — ADDITIONAL INFORMATION

Additional information regarding the business of the Corporation and EnergyTrust is contained in EnergyTrust’s Annual Information Form dated May 15, 2002. Additional financial information is provided in EnergyTrust’s consolidated financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the financial year ended December 31, 2002, which are contained in EnergyTrust’s 2002 Annual Report. Copies of those documents and additional copies of this Information Circular - Proxy Statement may be obtained upon request from Investor Relations at 2900, 111 – 5th Avenue S.W., Calgary, AB T2P 3Y6 (403) 233-0224 or 1-800-223-4122 and at 1200, 141 Adelaide Street West, Toronto, Ontario, M5H 3L5, (416) 362-1748 or 1-888-744-1111.

PART VII — APPROVAL AND CERTIFICATION

The contents and the sending of this Circular have been approved by the directors of the Corporation.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATE: May 12, 2003

PENGROWTH CORPORATION

(SIGNED) JAMES S. KINNEAR CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER	(SIGNED) ROBERT B. HODGINS CHIEF FINANCIAL OFFICER

PENGROWTH ENERGY TRUST

BY: PENGROWTH MANAGEMENT LIMITED, AS MANAGER

(SIGNED) JAMES S. KINNEAR PRESIDENT	(SIGNED) GORDON M. ANDERSON VICE PRESIDENT, FINANCIAL SERVICES

SCHEDULE A-1

SPECIAL AND EXTRAORDINARY RESOLUTION REGARDING AMENDMENTS TO THE
ARTICLES OF PENGROWTH CORPORATION

BE IT RESOLVED AS A SPECIAL AND EXTRAORDINARY RESOLUTION THAT:

1.	Pursuant to subsection 173(1)(d) of the Business Corporations Act (Alberta), the share capital of the Corporation is hereby amended by increasing the capital of the Corporation by the creation of an additional class of shares, to be designated as “Exchangeable Shares”, in an unlimited number and issuable in series, each such Exchangeable Share having attached the rights, privileges, restrictions and conditions as set out in the attached Schedule of Share Capital, so that the share capital of the Corporation shall be amended to read as set out in the Schedule of Share Capital attached hereto as Schedule I;

2.	Pursuant to subsection 174(1) of the Business Corporations Act (Alberta) the Articles of the Corporation shall be amended and restated accordingly; and

3.	Any officer or director of the Corporation is hereby authorized and directed, for and in the name of the Corporation to execute all documents and to do all things as deemed necessary or desirable to implement this Extraordinary Resolution.

SCHEDULE I

SCHEDULE OF SHARE CAPITAL

The Corporation is authorized to issue:

(a)	One class of shares, to be designated as “Common Shares”, in an unlimited number; and

(b)	One class of shares, to be designated as “Exchangeable Shares”, in an unlimited number and issuable in series;

such shares having attached thereto the following rights, privileges, restrictions and conditions:

A.  Common Shares

The Common Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

(i)	the holders of the Common Shares shall be entitled to receive notice of and to attend any meeting of the shareholders of the Corporation and shall be entitled to one vote for each Common Share held;

(ii)	subject to the prior rights and privileges attaching to any other class of shares of the Corporation, the right to receive any dividend declared by the Corporation; and

(iii)	subject to the prior rights and privileges attaching to any other class of shares of the Corporation, the right to receive the remaining property and assets of the Corporation upon dissolution.

B.  Exchangeable Shares

The Exchangeable Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

(a)	The Exchangeable Shares may at any time and from time to time be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be determined by resolution of the directors of the Corporation.

(b)	Subject to the provisions of the Business Corporations Act (Alberta), the directors of the Corporation may by resolution fix from time to time, before the issue thereof, the designation, rights, privileges, restrictions and conditions attaching to each series of Exchangeable Shares, provided that such designation, rights, privileges, restrictions and conditions shall be consistent with the provisions hereof.

(c)	The Exchangeable Shares of each series shall rank on a parity with the Exchangeable Shares of every other series with respect to: (i) the payment of dividends; and (ii) the distribution of the assets of the Corporation in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

(d)	The Exchangeable Shares of each series shall be entitled to a preference over the Common Shares and any other shares ranking junior to the Exchangeable Shares with respect to: (i) the payment of dividends; and (ii) the distribution of the assets of the

Corporation in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

(e)	Except as required by applicable law and the provisions of any series of Exchangeable Shares, the holders of the Exchangeable Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

(f)	In any instance where the holders of Exchangeable Shares are entitled to vote, each such holder shall have one vote for each Exchangeable Share held by such holder.

(g)	The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares as a class may be added to, changed or removed but, except as hereinafter provided, only with the approval of the holders of the Exchangeable Shares given as hereinafter specified.

(h)	Any approval given by the holders of the Exchangeable Shares to add to, change or remove any right, privilege, restriction or condition attaching to the class provisions of the Exchangeable Shares or any other matter requiring the approval or consent of the holders of the Exchangeable Shares as a class shall be deemed to have been sufficiently given if it shall have been given in accordance with applicable law subject to a minimum requirement that such approval be evidenced by resolution passed by not less than two-thirds of the votes cast on such resolution by persons represented in person or by proxy at a meeting of holders of Exchangeable Shares duly called and held at which the holders of at least 50% of the outstanding Exchangeable Shares at that time are present or represented by proxy (excluding Exchangeable Shares beneficially owned by Pengrowth Energy Trust or its subsidiaries (as defined in the Business Corporation Act (Alberta)). If at any such meeting the holders of at least 50% of the outstanding Exchangeable Shares at that time are not present or represented by proxy within one-half hour after the time appointed for such meeting then the meeting shall be adjourned to such date not less than 10 days thereafter and to such time and place as may be designated by the Chairman of such meeting. At such adjourned meeting the holders of Exchangeable Shares present or represented by proxy thereat may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than two-thirds of the votes cast on such resolution by persons represented in person or by proxy at such meeting shall constitute the approval or consent of the holders of the Exchangeable Shares.

SCHEDULE A-2

EXTRAORDINARY RESOLUTION REGARDING THE AMENDMENTS TO THE
UNANIMOUS SHAREHOLDER AGREEMENT

BE IT RESOLVED AS AN EXTRAORDINARY RESOLUTION THAT:

1.	The Unanimous Shareholder Agreement be amended by the addition of the following section following the current section 4.06 thereof:

4.07	Notwithstanding any provision herein to the contrary, for the limited purpose of amending the articles of the Corporation to change the number of issued Exchangeable Shares of the Corporation into a greater number of Exchangeable Shares of the Corporation as contemplated by any series of Exchangeable Shares of the Corporation, the Shareholders shall be entitled to vote their Shares at any and all meetings of the Shareholders of the Corporation, and in respect of any resolution in writing, and the Corporation is hereby appointed as the power of attorney of the Fund and the Manager for the purposes of voting the Shares held by the Fund and the Manager, or signing any resolution in writing on behalf of the Fund and the Manager, to give effect to the foregoing.

2.	The Trustee is hereby authorized, for and in the name of EnergyTrust, and any officer or director of the Corporation is hereby authorized, for and in the name of the Corporation, to execute and deliver an amending agreement to the Unanimous Shareholder Agreement, or an amended and restated unanimous shareholder agreement, and execution thereof shall evidence approval of the said amendments and the amending agreement or the amended and restated unanimous shareholder agreement pursuant to this extraordinary resolution; and

3.	The Trustee is hereby authorized and directed for and on behalf of EnergyTrust, and any officer or director of the Corporation, is hereby authorized and directed, for and in the name of the Corporation, to execute all documents and to do all things as deemed necessary or desirable to implement this Extraordinary Resolution.

All terms defined in the Information Circular-Proxy Statement of the Corporation and EnergyTrust dated May 12, 2003, have the same respective meanings in this Extraordinary Resolution if used herein.

SCHEDULE B-1

EXTRAORDINARY RESOLUTION OF ROYALTY UNITHOLDERS TO AMEND THE
ROYALTY INDENTURE REGARDING SUBORDINATION OF
PAYMENTS TO ROYALTY UNITHOLDERS

BE IT RESOLVED AS AN EXTRAORDINARY RESOLUTION THAT:

1.	The Royalty Indenture be amended by the additional of the following clause following the current clause 2.01(l) thereof:

(m)	the Trustee shall have the authority to subordinate the rights of the Royalty Unitholders to be paid the Royalty by the Corporation to the rights of the Lenders to be paid any Lender Obligations owing to them by the Corporation, and in the event of a default by the Corporation in respect of any of its obligations to any of the Lenders, including a default in connection with any Lender Obligation, the Royalty Unitholders agree that the Corporation may not make any further payments in respect of the Royalty to the Royalty Unitholders;

2.	In connection with collecting upon any of the Lender Obligations owing by the Corporation to any of the Lenders, the Royalty Unitholders hereby consent and agree that the Lenders or any of them shall be entitled to realize on the assets of the Corporation and in the event of such realization the Trustee shall (if requested by any Lender) release the Royalty insofar as it relates to the assets so realized upon;

3.	The Trustee is hereby authorized and directed for and on behalf of the Royalty Unitholders and any officer or director of the Corporation, is authorized and directed, for and in the name of the Corporation, to execute all documents and to do all things as deemed necessary or desirable to implement this Extraordinary Resolution, including without limitation any such subordination agreement; and

4.	The entering into of the Noteholder Subordination Agreement by the Trustee in respect of the Noteholder Lender Obligations is hereby ratified and confirmed.

All terms defined in the Information Circular Proxy Statement of the Corporation and EnergyTrust dated May 12, 2003 have the same respective meanings in this Extraordinary Resolution if used herein.

SCHEDULE B-2

EXTRAORDINARY RESOLUTION OF ROYALTY UNITHOLDERS TO AMEND THE ROYALTY
INDENTURE REGARDING EXPANDED CLASS OF PERMITTED INVESTMENTS

BE IT RESOLVED AS AN EXTRAORDINARY RESOLUTION THAT:

1.	Sections 7.01 a), b), c) and d) of the Royalty Indenture be amended to read as follows:

a)	identifying, evaluating, acquiring, holding, operating, managing and disposing of petroleum and natural gas rights and royalties and related property rights and interests, granting the Royalty in respect of the Properties to the Royalty Unitholders, and other matters related to the Fund;

b)	identifying, evaluating, acquiring, holding, managing, and disposing of shares, units, interests and other investments in corporations, partnerships, trusts and other types of companies, associations, entities and ventures holding Canadian Resource Properties;

c)	identifying, evaluating, acquiring, holding, managing, and disposing of shares, units, interests and other investments in corporations, partnerships, trusts and other types of companies, associations, entities and ventures, engaged in other businesses as are approved by the Board of Directors in its discretion; and

d)	identifying, evaluating, acquiring, holding, managing, and disposing of interests in petroleum and natural gas properties, related facilities and miscellaneous interests located outside of Canada and shares, units, interests and other investments in corporations, partnerships, trusts and other types of companies, associations, entities and ventures that may hold such properties.

2.	Notwithstanding the passing of this resolution by Royalty Unitholders, the Board of Directors, without further notice to or approval of Royalty Unitholders, may decide not to implement the matters provided for in this Extraordinary Resolution or may revoke the resolution at any time prior to the implementation thereof;

3.	The Trustee is hereby authorized, for and in the name of EnergyTrust, and any officer or director of the Corporation is hereby authorized, for and in the name of the Corporation, to execute and deliver an amending agreement to the Royalty Indenture, or an amended and restated royalty indenture, and execution thereof shall evidence approval of the said amendments and the amending agreement or the amended and restated royalty indenture pursuant to this Extraordinary Resolution; and

4.	The Trustee is hereby authorized and directed for and on behalf of EnergyTrust, and any officer or director of the Corporation, is hereby authorized and directed, for and in the name of the Corporation, to execute all documents and to do all things as deemed necessary or desirable to implement this Extraordinary Resolution.

All terms defined in the Information Circular-Proxy Statement of the Corporation and EnergyTrust dated May 12, 2003, have the same respective meanings in this Extraordinary Resolution if used herein.

SCHEDULE B-3

EXTRAORDINARY RESOLUTION OF ROYALTY UNITHOLDERS
REGARDING AMENDED MANAGEMENT AGREEMENT

BE IT RESOLVED AS AN EXTRAORDINARY RESOLUTION THAT:

1.	The Amended Management Agreement attached as Schedule B-5 to the said Information Circular — Proxy Statement be and it is hereby adopted and approved, and it shall replace in its entirety the Amended and Restated Management Agreement dated as of April 23, 2002;

2.	The Trustee is hereby authorized, for and on behalf of the Royalty Unitholders, to execute and deliver the said Amended Management Agreement, and execution thereof shall evidence approval of the said amendments and the Amended Management Agreement pursuant to this extraordinary resolution; and

3.	The Trustee is hereby authorized and directed for and on behalf of the Royalty Unitholders to execute all documents and to do all things as deemed necessary or desirable to implement this Extraordinary Resolution.

All terms defined in the Information Circular — Proxy Statement of the Corporation and EnergyTrust dated May 12, 2003, have the same respective meanings in this Extraordinary Resolution if used herein.

SCHEDULE B-4

ECONOMIC TERMS OF PROPOSED MANAGEMENT AGREEMENT

I.	Base Fee

(a)	For the Period from July 1, 2003 to December 31, 2003, and for each of the calendar years ending December 31, 2004 and 2005, the Manager shall be paid a Base Fee equal to two percent (2%) of the first $200 million of Income earned in that Period, plus one percent (1%) of Income in excess of $200 million.

(b)	For the Period from January 1, 2006 to June 30, 2006, the Manager shall be paid a Base Fee equal to two percent (2%) of the first $200 million of Income earned in that Period, plus (1%) of Income in excess of $200 million.

(c)	For the Period from July 1, 2006 to December 31, 2006, the Manager shall be paid a Base Fee equal to one and one half percent (1.5%) of Income earned in that Period up to the amount of the Remainder, plus one half of one percent (0.5%) of Income in excess of the Remainder. The “Remainder” shall be the dollar amount by which $200 million exceeds Income for the Period from January 1, 2006 to June 30, 2006, provided that the “Remainder” shall in no case be less than zero.

(d)	For the calendar years ending December 31, 2007 and 2008, the Manager shall be paid a Base Fee equal to one and one half percent (1.5%) of the first $200 million of Income earned in that Period, plus one half of one percent (0.5%) of Income in excess of $200 million.

(e)	For the Period from January 1, 2009 to June 30, 2009, the Manager shall be paid a Base Fee equal to one and one half percent (1.5%) of the first $100 million of Income earned in that Period, plus one half of one percent (0.5%) of Income in excess of $100 million.

(f)	For any Period less than a full year ending prior to June 30, 2006, due to termination in certain events, other than such Periods as are referred to above, the Manager shall be paid a Base Fee equal to two percent (2%) of an amount equal to $200 million of Income earned in such Period multiplied by the number of days in such Period and divided by 365, plus one percent (1%) of income earned in excess of such amount.

(g)	For any Period less than a full year ending prior to June 30, 2009, due to termination in certain events, other than such Periods as are referred to above, the Manager shall be paid a Base Fee equal to one and one-half percent (1.5%) of an amount equal to $200 million of Income earned in such Period multiplied by the number of days in such Period and divided by 365, plus one half of one percent (0.5%) of Income earned in excess of such amount.

II.	Performance Fee

(a)	For the Period from July 1, 2003 to December 31, 2003, the calendar years ending December 31, 2004 and December 31, 2005, and for the Period from January 1, 2006 to June 30, 2006, the Manager shall receive a Performance Fee equal to three percent (3%) of the Average Excess Return Amount for each such Period, (provided that for any Period which is less than one year in duration, the Performance Fee shall be pro-rated by multiplying by the number of days in such Period and dividing by three hundred sixty five (365)).

(b)	For the Period from July 1, 2006 to December 31, 2006, the calendar years ending December 31, 2007 and December 31, 2008, and for the Period from January 1, 2009 to June 30, 2009, the Manager shall receive a Performance Fee equal to one and one half percent (1.5%) of the Average Excess Return Amount for each such Period, (provided that for any Period which is less than one year in duration, the Performance Fee shall be pro-rated by multiplying by the number of days in such Period and dividing by three hundred sixty five (365)).

(c)	If the Amended Management Agreement is in effect at the close of business on December 31, 2006, then for the purpose of calculating the Performance Fee for each of the two (2) Periods in 2006 referred to above, the Average Excess Return Amount shall be calculated in respect of the entire calendar year 2006 and then divided by two (2), and the result will be the Average Excess Return Amount for each of the two (2) said Periods.

III.	Definitions

(a)	“Average Excess Return Amount” means, in respect of any Period, an amount equal to the Average Excess Return Percentage multiplied by the Three-year Market Capitalization for that Period;

(b)	“Average Excess Return Percentage” means:

(a)	in respect of the Period from July 1, 2003 to December 31, 2003, and for the Period from July 1, 2006 to December 31, 2006, the average of the Excess Return Percentages for the calendar year in which such Period occurred and the two immediately preceding calendar years; and

(b)	for any other Period, the average of the Excess Return Percentages for that Period and the two immediately preceding calendar years;

(c)	“Excess Return Percentage” means, in respect of any time-frame, (x) the rate of return percentage to a holder of a Trust Unit, based on (A) the Unit Market Price at the end of such time-frame minus the Unit Market Price at the beginning of such time-frame, plus the cash distributions per Trust Unit over such time-frame, divided by (B) the unit Market Price at the beginning of the time-frame, minus (y) eight percent (8%); and in respect of any time-frame which is less than one year in duration, the distributions per Trust Unit shall be “annualized” by dividing such amount by the number of days in the time-frame and multiplying by three hundred sixty five (365);

(d)	“Period” means, for so long as the Amended Management Agreement is in effect, each period of time over which the Base Fee and Performance Fee is calculated, being the period from July 1, 2003 to December 31, 2003, the calendar years 2004 and 2005, the period from January 1 to June 30, 2006, the period from July 1 until December 31, 2006, the calendar years from 2007 and 2008 and the period from January 1 to June 30, 2009, and with respect to any calendar year in which the Amended Management Agreement expires or is terminated (other than on June 30 or December 31 of such year), the period from January 1 to and including the date of expiry or termination;

(e)	“Three Year Market Capitalization” for any Period, means an amount equal to the weighted average number of Trust Units outstanding over the Period and the two immediately preceding calendar years, taken as a whole, and multiplying by the Unit Market Price at the beginning of the earliest of such preceding calendar years;

(f)	“Unit Market Price” of the Trust Units at any date means the volume-weighted average of the trading price per Trust Unit for the ten (10) consecutive trading days immediately preceding such date, and the ten (10) consecutive trading days from and including such date, on the TSX, or if on such date the Trust Units are not listed on the TSX, on the principal stock exchange upon which such Trust Units are listed.

SCHEDULE B-5

AMENDED MANAGEMENT AGREEMENT

EXECUTION COPY

AMENDED AND RESTATED MANAGEMENT AGREEMENT

THIS AGREEMENT is made as of May      , 2003, and is an amendment and restatement of the Amended and Restated Management Agreement dated April 23, 2002.

AMONG:

PENGROWTH CORPORATION, a corporation incorporated under the laws of Alberta having its registered office and principal place of business in Calgary, Alberta (the “Corporation”)

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PENGROWTH ENERGY TRUST, formed in accordance with the laws of Alberta, by its trustee Montreal Trust Company of Canada, a trust company with an office in Calgary, Alberta (“EnergyTrust”)

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada with offices in Calgary, Alberta, for and on behalf of the Royalty Unitholders (the “Trustee”)

- and -

PENGROWTH MANAGEMENT LIMITED, a corporation incorporated under the laws of Alberta, having its registered office and principal place of business in Calgary, Alberta (the “Manager”)

WHEREAS:

A.	The Corporation proposes to acquire Canadian Resource Properties and Permitted Investments, create the Royalty and issue Royalty Units;

B.	Energy Trust has purchased Royalty Units and issued Trust Units in respect thereof, and may continue to purchase Royalty Units from time to time and issue Trust Units in respect thereof;

C.	The Corporation, EnergyTrust and the Trustee wish to retain the Manager to provide certain services in connection with the Properties, the Royalty, EnergyTrust and the Units;

D.	The Manager is willing to render such services on the terms and conditions hereinafter set forth;

E.	The provision by James S. Kinnear of that amount of his time and attention to the provision of Management Services (as hereinafter defined) by the Manager as is consistent with the practice of James S. Kinnear prior to the date hereof is of fundamental importance to the Corporation and EnergyTrust;

F.	The Amended and Restated Management Agreement dated April 23, 2002, is hereby amended and restated.

     NOW THEREFORE in consideration of the premises and the mutual covenants herein contained, the sufficiency of which is hereby acknowledged by the parties hereto, the parties hereto agree as follows:

ARTICLE I
INTERPRETATION

1.01	Definitions

     As used herein, the following terms shall have the meanings set forth below:

(a)	“Assumed Expenses” has the meaning given to it in Section 2.05;

(b)	“Average Excess Return Amount” means, in respect of any Period, an amount equal to the Average Excess Return Percentage multiplied by the Three Year Market Capitalization for that Period;

(c)	“Average Excess Return Percentage” means:

(i)	in respect of the Period from July 1, 2003 to December 31, 2003, and for the Period from July 1, 2006 to December 31, 2006, the average of the Excess Return Percentages for the calendar year in which such Period occurred and the two immediately preceding calendar years; and

(ii)	for any other Period, the average of the Excess Return Percentages for that Period and the two immediately preceding calendar years;

(d)	“Base Fee” means the base fee payable in accordance with Section 3.01;

(e)	“Contract Notice Fee” has the meaning given to it in Section 7.03;

(f)	“DPSPs” means deferred profit sharing plans, as defined in the Act;

(g)	“Effective Date” has the meaning given to it in Section 1.04;

(h)	“Excess Return Percentage” means, in respect of any time-frame, (x) the rate of return percentage to a holder of a Trust Unit, based on (A) the Unit Market Price at the end of such time-frame minus the Unit Market Price at the beginning of such time-frame, plus the cash distributions per Trust Unit over such time-frame, divided by (B) the Unit Market Price at the beginning of the time-frame, minus

(y) eight percent (8%); and in respect of any time-frame which is less than one year in duration, the distributions per Trust Unit shall be “annualized” by dividing such amount by the number of days in the time-frame and multiplying by three hundred sixty five (365);

(i)	“Exchangeable Shares” has the meaning given to it in Section 7.08;

(j)	“First Term” has the meaning given to it in Section 7.01(a);

(k)	“Income” means the aggregate of the Net Production Revenue of the Corporation and income earned by EnergyTrust from Permitted Investments, excluding any interest on any cash or near-cash deposits or similar investments;

(l)	“Key Man Event” has the meaning given to it in Section 7.07(b);

(m)	“Management Fee” means the Base Fee and the Performance Fee;

(n)	“Management Services” means all services to be provided by the Manager hereunder, as contemplated by Article II;

(o)	“Newco” has the meaning given to it in Section 7.08;

(p)	“Old Agreement” means the Amended and Restated Management Agreement dated April 23, 2002 among the parties to this Agreement as in effect immediately prior to the Effective Date;

(q)	“Old Fee” means, in respect of any period, the total “Acquisition Fees” and “Management Fees” that would have accrued in respect of such period under the Old Agreement, had the Old Agreement continued in force and effect, unamended;

(r)	“Performance Fee” means the performance fee payable in accordance with Section 3.02;

(s)	“Period” means, for so long as this Agreement is in effect, each period of time over which the Base Fee and Performance Fee is calculated, being the period from July 1, 2003 to December 31, 2003, the calendar years 2004 and 2005, the period from January 1 to June 30, 2006, the period from July 1 until December 31, 2006, the calendar years from 2007 and 2008 and the period from January 1 to June 30, 2009, and with respect to any calendar year in which this Agreement expires or is terminated (other than on June 30 or December 31 of such year), the period from January 1 to and including the date of expiry or termination; and for purposes of Section 3.02(c) the entire calendar year 2006 shall be a Period;

(t)	“Permitted Investments” means all “Permitted Investments” as may be defined in the Trust Indenture or the Royalty Indenture from time to time, including, without limitation:

(i)	all rights in respect of Royalty Agreements or Royalties and other royalties to the extent they are permitted investments of a mutual fund trust under the provisions of subsection 132(6) of the Act;

(ii)	facilities, equipment and other assets of a nature consistent with the business of the Corporation, located in Canada and elsewhere;

(iii)	shares in the capital of corporations and interests in partnerships whether general or limited; and

(iv)	rights in and to any real property located in Canada and elsewhere.

(u)	“Proceeds” means the gross proceeds of the offering of Units;

(v)	“RESPs” means Registered Education Savings Plan, as defined in the Act;

(w)	“Royalty Exchange Right” means the right granted to each holder of Royalty Units to tender all or any of such Royalty Units to the Trustee and receive Trust Units in exchange therefore as set forth in the Royalty Indenture and the Trust Indenture;

(x)	“Royalty Indenture” means the Amended and Restated Royalty Indenture made as of April 23, 2002 between the Corporation and the Trustee on behalf of the Royalty Unitholders, and on behalf of the Trust Unitholders as may be further amended and restated from time to time;

(y)	“RRIFs” means registered retirement income funds, as defined in the Act;

(z)	“RRSPs” means registered retirement savings plans, as defined in the Act;

(aa)	“Share Sale Transaction” has the meaning given to it in Section 7.08;

(bb)	“Three Year Market Capitalization” for any Period, means an amount equal to the weighted average number of Trust Units outstanding over the Period and the two immediately preceding calendar years, taken as a whole, and multiplying by the Unit Market Price at the beginning of the earliest of such preceding calendar years;

(cc)	“Trust Indenture” means the Amended and Restated Trust Indenture between the Corporation and Computershare Trust Company of Canada dated April 23, 2002, as may be further amended and restated from time to time;

(dd)	“Trust Payments” means the Cash Distributions plus ARC and interest income received by EnergyTrust;

(ee)	“TSX” means the Toronto Stock Exchange; and

(ff)	“Unit Market Price” of the Trust Units at any date means the volume-weighted average of the trading prices per Trust Unit for the ten (10) consecutive trading days immediately preceding such date, and the ten (10) consecutive trading days from and including such date, on the TSX, or if on such date the Trust Units are not listed on the TSX, on the principal stock exchange upon which such Trust Units are listed; provided however that such trading prices shall be appropriately adjusted to take into account any Unit splits, consolidations or similar reorganizations or changes to capital.

1.02	Definitions in Royalty Indenture

     Unless the context otherwise requires, where capitalized terms defined in the Royalty Indenture are used herein without definition, the definitions set out therein shall apply herein.

1.03	Headings

     The Section headings hereof have been inserted for convenience of reference only and shall not be construed to affect the meaning, construction or effect of this Agreement.

1.04	Effective Date; Replacement of Earlier Agreements

     This Amended and Restated Management Agreement shall take effect on July 1, 2003, (the “Effective Date”) and as of such date, amends, replaces, and supersedes the Old Agreement. Notwithstanding the foregoing, and notwithstanding anything contained in this Agreement, all amounts payable to the Manager pursuant to the terms of the Old Agreement in respect of the period from January 1, 2003 until the close of business on June 30, 2003, shall continue to be payable, and all fees calculable or payable on a quarterly or annual basis thereunder shall be adjusted and calculated on the basis of a six month period (in the case of annual calculations), without adjustments to milestones and thresholds in the Old Agreement (including the Base Amount in Section 1.01(a) and the thresholds in Section 3.02(a), (b) and (c) of the Old Agreement).

ARTICLE II
THE MANAGER

2.01	Management Services and Duties

     The Corporation and EnergyTrust, with the concurrence of the Trustee, hereby appoint the Manager and the Manager hereby accepts the continuing appointment to undertake on behalf of the Corporation and EnergyTrust, subject to and in accordance with the terms, conditions and limitations contained in Section 2.03, the Royalty Indenture and in the Trust Indenture, all matters pertaining to the Properties which are subject to the Royalty created under the Royalty Indenture and to Permitted Investments under the Trust Indenture including, without limiting the generality of the foregoing, the following matters:

(a)	on a timely basis, and in any event, every calendar quarter, provide written reports to the board of directors of the Corporation in order to keep the Corporation fully informed with respect to the acquisition, exploration, development, operation and disposition of, and other dealings with, the Properties, the marketing or other dealings with the Petroleum Substances produced therefrom, and the risk management practices undertaken in respect thereof, and forecasts as to market conditions;

(b)	review all opportunities to acquire Canadian Resource Properties and Permitted Investments which, acting reasonably and in the interests of the Corporation, the Royalty Unitholders and EnergyTrust, it believes the Corporation might reasonably be interested in acquiring from time to time and, in respect of Canadian Resource Properties, as required in connection with the purchase of Replacement Properties;

(c)	conduct negotiations for the acquisition of Canadian Resource Properties and Permitted Investments, provide lease and land services related to such acquisitions (including the examination and evaluation of any title documents) and arrange for examination and preparation of legal documents or such other services required in connection with such acquisitions, provided that the Manager shall be deemed not to make any warranty of title with respect to any Canadian Resource Properties or Permitted Investments acquired by the Corporation or EnergyTrust;

(d)	identify and negotiate efficient and tax-effective arrangements and alliances for the acquisition and development of Canadian Resource Properties and Permitted Investments, subject to approval of the board of directors of the Corporation;

(e)	keep and maintain at its office in Calgary, Alberta at all times books, records and accounts which shall contain particulars of all operations, receipts and disbursements relating to the Corporation’s interest in the Properties and Permitted Investments and to the Royalty. Such books, records and accounts shall record the business transactions of the Corporation and EnergyTrust and shall in each case be, as nearly as practicable, in accordance with those required to be kept by a distributing corporation as defined in the Business Corporations Act (Alberta);

(f)	provide all necessary services in respect of the Corporation acting as operator of any of the Properties and provide all necessary services in respect of Permitted Investments;

(g)	review all data, information, notices and requests tendered by any third party operator, advise the Corporation as to the appropriate action to be taken and provide any required expertise on behalf of the Corporation to facilitate the proper conduct of operations in respect thereof;

(h)	supervise, train and provide leadership to the employees and consultants of the Corporation, and assist in the recruitment of key employees for the Corporation;

(i)	arrange for and negotiate, on behalf of and in the name of Corporation, all contracts with third parties for the proper management and operation of the Properties;

(j)	make available, in performing its duties hereunder, the office space, equipment and staff including all accounting, secretarial, corporate and administrative services as may be reasonably necessary to perform its duties hereunder;

(k)	to the extent possible, administer all the land records and documents for the Properties including the setting up and maintaining of document and correspondence files, land files and records;

(l)	to the extent possible, supervise the disposition and marketing of Petroleum Substances from the Properties, invoice third parties as required and effect the collection of receivables relating thereto;

(m)	arrange such audit (subject to the engagement of auditors to be made by the Audit Committee of the board of directors of the Corporation), legal, insurance and other professional services as are required by the Corporation or EnergyTrust in connection with the Properties or the Royalty from time to time;

(n)	arrange for all required petroleum engineering and geological services to adequately assess and evaluate the Properties under the supervision of the Reserves Committee of the board of directors of the Corporation;

(o)	arrange for the payment of all properly payable costs and expenses incurred by or on behalf of the Corporation or EnergyTrust in connection with the Properties or the Royalty;

(p)	ensure that the Corporation and EnergyTrust comply with all material regulations, statutes and reporting requirements in connection with the Properties, Permitted Investments and the Royalty including compliance with the continuous disclosure obligations under all applicable securities legislation;

(q)	use its reasonable best efforts to ensure that EnergyTrust receives ARC in a timely manner;

(r)	assume and carry out the functions and obligations of the Corporation as set forth and described in Section 2.02 of the Royalty Indenture with respect to the operation of the Properties;

(s)	arrange for and negotiate all borrowings, including the private and public placement of bonds and other debt instruments, required by the Corporation to purchase Canadian Resource Properties and Permitted Investments or to fund Capital Expenditures, subject to the approval of the board of directors of the Corporation;

(t)	identify, negotiate, arrange for, manage and facilitate the issuance of Trust Units and other securities from time to time through underwriters and agents, subject to the approval of the board of directors of the Corporation;

(u)	execute documents on behalf of EnergyTrust in connection with its duties hereunder;

(v)	in consultation with the board of directors of the Corporation, promote the reputation of EnergyTrust and the Corporation in the business and investment community through sponsorship and other charitable activities;

(w)	conduct investor relations activities and act as a liaison with the brokerage, investment and underwriting communities; and

(x)	conduct risk management activities as approved from time to time by the board of directors of the Corporation.

2.02 Unitholder Services and Duties

     The Corporation and EnergyTrust, with the concurrence of the Trustee, hereby appoint the Manager and the Manager hereby accepts the appointment to undertake on behalf of the Corporation and EnergyTrust, subject to and in accordance with the terms, conditions and limitations contained in Section 2.03, the Royalty Indenture and the Trust Indenture, all matters pertaining to the Royalty Units and Trust Units, other than the issue, certification or exchange thereof, or cancellation or maintenance of registers and distribution of payments and statements in respect thereof, including without limiting the generality of the foregoing the following matters:

(a)	collect and keep accounts of and effect the payment of the Cash Distributions to the Royalty Unitholders and if payment is made by cheque, the same will be mailed by first class mail, postage prepaid, to the latest address of each Royalty Unitholder, other than the Trustee in its capacity as Royalty Unitholder, on the records of the Corporation or the Trustee, or otherwise known to the Manager or the Corporation;

(b)	collect and keep accounts of the Trust Payments accruing to the Trust Unitholders (including accounts in respect of ARC and interest income) and effect the payment of the Trust Payments to the Trust Unitholders as soon as practicable but no later than the Business Day of the payment of the Cash Distributions by the Corporation;

(c)	furnish to Royalty Unitholders unaudited statements of receipts and disbursements with each Cash Distribution and to Trust Unitholders with each Trust Payment, and annual disclosure of the number of Trust Unitholders, and, within 90 days of each calendar year-end, furnish to each person who received a Cash Distribution or Trust Payment as a Royalty Unitholder or Trust Unitholder in that year, a statement of receipts and disbursements relating to the Royalty and all necessary income tax information including, with respect to Royalty

Unitholders, the necessary documentation and, if required by the Royalty Unitholder access to the books and records of the Manager, to allow them to calculate and apply for their ARC;

(d)	furnish to each Trust Unitholder entitled to receive them, the audited financial statements of EnergyTrust for each calendar year within appropriate regulatory time periods;

(e)	furnish to Unitholders on a timely basis unaudited financial statements of the Corporation for the last completed quarter, if required and, within appropriate regulatory time periods in each calendar year, the annual audited financial statements of the Corporation, together with all information to be provided to Unitholders pursuant to Section 2.04 of the Royalty Indenture;

(f)	if any material change occurs in relation to the Royalty, provide the Unitholders with all such reports as law or regulatory policy may require and notify Unitholders of such material change by letter accompanying the next Cash Distribution or Trust Payment, as the case may be, following such material change and, within appropriate regulatory time periods in each calendar year, the annual audited financial statements of the Corporation;

(g)	notify Trust Unitholders of any material change in the affairs of EnergyTrust or in the provisions of the Act as it relates to the Trust Units by letter as soon as reasonably practicable following such material change or changes in the provisions of the Act;

(h)	use its best efforts to ensure that the Trust Units continue to qualify as qualified investments for RRSPs, RRIFs, DPSPs and RESPs;

(i)	use its best efforts to ensure that the Royalty Units continue to qualify as eligible investments for pension plans registered under the Pension Benefits Standards Act, 1985 (Canada), The Pension Benefits Act (Manitoba), The Pension Benefits Act (Saskatchewan) or the Employment Pension Plans Act (Alberta) without recourse to the exceptional provisions thereunder permitting certain other investments but subject to general investment provisions;

(j)	call, hold and distribute material in respect of all necessary meetings of Unitholders including, without limitation:

(i)	an annual meeting of Unitholders to be held prior to June 30 in each year at which meeting Unitholders shall exercise their rights as voting security holders of the Corporation;

(ii)	any special meeting(s) of Unitholders held to consider any special business relating to the Corporation, the Royalty, or any other matter; and

(iii)	any special meeting(s) of Trust Unitholders held to consider the dissolution of EnergyTrust or any other matter.

Notice of, information in respect of and voting at such meetings shall, as nearly as practicable, conform to that required for shareholders’ meetings of a distributing corporation under the Business Corporations Act (Alberta), as modified by the provisions of any agreement or indenture from time to time applicable to the Royalty Units or the Trust Units. The Manager will use its best efforts to ensure compliance with the continuous disclosure obligations under all applicable securities legislation provided, however, that the Corporation and EnergyTrust shall be ultimately responsible for ensuring such compliance;

(k)	where necessary, in co-operation with the Trustee, effect the exchange of Royalty Units for Trust Units pursuant to the Royalty Exchange Right and effect the redemption of Trust Units on behalf of EnergyTrust; and

(l)	allow Unitholders to inspect, during normal business hours, and, upon payment of the reasonable reproduction costs, to receive photocopies of the Royalty Indenture, the Trust Indenture and a listing of the registered holders of Units and generally, allow Unitholders access to the records of the Corporation to the extent such access would be granted to them if they were shareholders of the Corporation.

2.03 Approval of Board of Directors of Pengrowth

(a)	Notwithstanding the generality of Sections 2.01 and 2.02, decisions relating to:

(i)	any offerings, including the issuance of additional Trust Units;

(ii)	the acquisition and disposition of Canadian Resource Properties or Permitted Investments for a purchase price or proceeds in excess of an amount equal to $5,000,000 or such higher amount as may be determined by the board of directors of the Corporation from time to time;

(iii)	the approval of annual operating and capital expenditure budgets;

(iv)	the establishment of credit facilities;

(v)	the determination of the amount of cash distributions to holders of Trust Units;

(vi)	the approval of any amendment to this Agreement, the Royalty Indenture or the Trust Indenture on behalf of the Trust or the Corporation; and

(vii)	Assumed Expenses including, without limitation, the aggregate amount of the annual Bonus Pool, subject to the minimum amount set out in Section 3.07, the amount of annual bonuses to senior management individuals and the aggregate amount of annual charitable expenses;

shall be subject to the approval of the board of directors of the Corporation.

(b)	The charitable donations included in the Assumed Expenses shall be determined in consultation with the board of directors of the Corporation, as contemplated by Section 2.06.

2.04 Standard of Care

     In exercising its powers and discharging its duties under this Agreement, the Manager shall exercise that degree of care, diligence and skill that a reasonably prudent manager in respect of petroleum and natural gas properties in Western Canada and in respect of Permitted Investments would exercise in comparable circumstances. It is acknowledged and understood by the parties hereto that the Manager may in its capacity as advisor and manager delegate specific aspects of its obligations hereunder to any other corporation or entity, including the Trustee, provided that such obligation shall not relieve the Manager of any of its obligations under this Agreement.

2.05 Certificate of Compliance

     The Manager shall furnish to the Trustee annually, within 120 days of the fiscal year end of EnergyTrust, a certificate signed by the Chief Executive Officer and the Chief Financial Officer of the Manager, or such other officers of the Manager as may be acceptable to the Trustee, certifying that the Manager is in compliance in all material respects of its covenants, duties or obligations under this Agreement, or if such is not the case, specifying the covenants, duties or obligations which have not been complied with and giving particulars of such non compliance.

2.06 Expenditures by the Manager

     Throughout the term of this Agreement, the Manager shall continue to make certain expenditures for the general benefit of the Corporation in the approximate amount of $2 million per year (the “Assumed Expenses”) of a character similar to those set out in Schedule “A” hereto. The amount of the Assumed Expenses may be adjusted from time to time by the Manager and the board of directors of the Corporation to reflect decreases or increases, as the case may be, in Performance Fees. The Assumed Expenses shall be subject to the approval of the board of directors of the Corporation. Within a reasonable time after the end of each calendar quarter, the Manager shall provide a report to the board of directors of the Corporation of the Assumed Expenses made in the previous quarter. The Assumed Expenses shall exclude amounts incurred or paid by the Manager in respect of the PGA tour sponsorship of Stephen Ames and naming rights in respect of the Saddledome (the payment of which expenses shall be the sole responsibility of the Manager) but shall include the Bonus Pool. In the event that the Assumed Expenses are, in any year, less than $2 million, the Management Fee for such year shall be reduced by the amount by which $2 million exceeds the Assumed Expenses. In the event that the Assumed Expenses are, in any year, greater than $2 million, the Manager shall be reimbursed for the amount by which such Assumed Expenses exceed $2 million.

ARTICLE III
MANAGER’S FEES AND EXPENSES

3.01 Base Fee

(a)	For the Period from July 1, 2003 to December 31, 2003, and for each of the calendar years ending December 31, 2004 and 2005, the Manager shall be paid a Base Fee equal to two percent (2%) of the first $200 million of Income earned in that Period, plus one percent (1%) of Income in excess of $200 million.

(b)	For the Period from January 1, 2006 to June 30, 2006, the Manager shall be paid a Base Fee equal to two percent (2%) of the first $200 million of Income earned in that Period, plus (1%) of Income in excess of $200 million.

(c)	For the Period from July 1, 2006 to December 31, 2006, the Manager shall be paid a Base Fee equal to one and one half percent (1.5%) of Income earned in that Period up to the amount of the Remainder, plus one half of one percent (0.5%) of Income in excess of the Remainder. For the purposes of this Section 3.01(c), the “Remainder” shall be the dollar amount by which $200 million exceeds Income for the Period from January 1, 2006 to June 30, 2006, provided that the “Remainder” shall in no case be less than zero.

(d)	For the calendar years ending December 31, 2007 and 2008, the Manager shall be paid a Base Fee equal to one and one half percent (1.5%) of the first $200 million of Income earned in that Period, plus one half of one percent (0.5%) of Income in excess of $200 million.

(e)	For the Period from January 1, 2009 to June 30, 2009, the Manager shall be paid a Base Fee equal to one and one half percent (1.5%) of the first $100 million of Income earned in that Period, plus one half of one percent (0.5%) of Income in excess of $100 million.

(f)	For any Period less than a full year ending prior to June 30, 2006, due to a termination pursuant to subsection 7.02, 7.06 or 7.07, other than such Periods as are referred to above, the Manager shall be paid a Base Fee equal to two percent (2%) of an amount equal to $200 million of Income earned in such Period multiplied by the number of days in such Period and divided by 365, plus one percent (1%) of Income earned in excess of such amount.

(g)	For any Period of less than a full year ending prior to June 30, 2009, due to a termination pursuant to subsection 7.02, 7.06 or 7.07, other than such Periods as are referred to above, the Manager shall be paid a Base Fee equal to one and one half percent (1.5%) of an amount equal to $200 million of Income earned in such Period multiplied by the number of days in such Period and divided by 365, plus one half of one percent (0.5%) of Income earned in excess of such amount.

3.02 Performance Fee

(a)	For the Period from July 1, 2003 to December 31, 2003, the calendar years ending December 31, 2004 and December 31, 2005, and for the Period from January 1, 2006 to June 30, 2006, the Manager shall receive a Performance Fee equal to three percent (3%) of the Average Excess Return Amount for each such Period, (provided that for any Period which is less than one year in duration, the Performance Fee shall be pro-rated by multiplying such amount by the number of days in such Period and dividing by three hundred sixty five (365)).

(b)	For the Period from July 1, 2006 to December 31, 2006, the calendar years ending December 31, 2007 and December 31, 2008, and for the Period from January 1, 2009 to June 30, 2009, the Manager shall receive a Performance Fee equal to one and one half percent (1.5%) of the Average Excess Return Amount for each such Period, (provided that for any Period which is less than one year in duration, the Performance Fee shall be pro-rated by multiplying such amount by the number of days in such Period and dividing by three hundred sixty five (365)).

(c)	If this Agreement is in effect at the close of business on December 31, 2006, then for the purpose of calculating the Performance Fee for each of the two (2) Periods in 2006 referred to in 3.02(a) and (b), the Average Excess Return Amount shall be calculated in respect of the entire calendar year 2006 and then divided by two (2), and the result will be the Average Excess Return Amount for each of the two (2) said Periods.

(d)	If, at any time which is relevant for the calculation of any Performance Fee, there is a subdivision or consolidation of Trust Units or any similar transaction which gives rise to a greater or lesser number of Trust Units without any subscription for additional Trust Units or any redemption of Trust Units, (a “subdivision or consolidation”), then, for the purposes of any Performance Fees the calculation of which involves the time in which the subdivision or consolidation occurred, the effects of the subdivision or consolidation event shall be reversed. Without restricting the foregoing, for the purposes of calculating the Excess Return Percentage for the time-frame in which the subdivision or consolidation occurred,

(i)	the Unit Market Price at the end of such time-frame shall be deemed to be the aggregate market capitalization of the Trust Units at that time, divided by the number of Trust Units that would then be outstanding if not for the subdivision of consolidation; and

(ii)	the distributions per Trust Unit over such time-frame shall be deemed to equal the aggregate of all distributions over such time-frame divided by the number of Units which would be outstanding if the subdivision or consolidation had not occurred.

3.03 Cap on Total Management Fee

(a)	For the Period beginning July 1, 2003 and ending December 31, 2003, and for the calendar years ending December 31, 2004, and 2005, the Management Fee for each such Period shall not exceed eighty percent (80%) the Old Fee for such Period.

(b)	The Management Fee for the calendar year ending December 31, 2006, taken as a whole, shall not exceed lesser of:

(i)	the sum of (A) eighty percent (80%) of the Old Fee for the Period from January 1, 2006 to June 30, 2006 and (B) sixty percent (60%) of the Old Fee for the Period from July 1, 2006 to December 31, 2006; and

(ii)	the sum of six million dollars ($6,000,000) and eighty percent (80%) of the Old Fee for the Period from January 1, 2006 to June 30, 2006.

(c)	For each of the calendar years ending December 31, 2007 and 2008, the Management Fee for each such Period shall not exceed the lesser of (i) sixty percent (60%) of the Old Fee for such Period and (ii) twelve million dollars ($12,000,000).

(d)	The Management Fee for the Period beginning January 1, 2009 and ending June 30, 2009 shall not exceed the lesser of (i) sixty percent (60%) of the Old Fee for such Period and (ii) six million dollars ($6,000,000).

(e)	In the event this Agreement is terminated at the end of the First Term, the Management Fee for the Period beginning January 1, 2006 and ending June 30, 2006 shall not exceed eighty percent (80%) of the Old Fee for that Period.

(f)	For any Period less than a full year ending prior to June 30, 2006, due to a termination pursuant to Section 7.02, 7.06 or 7.07, other than such Periods as are referred to above, the Management Fee for such Period shall not exceed eighty percent (80%) of the Old Fee for such Period.

(g)	For any Period of less than a full year ending prior to June 30, 2009, due to a termination pursuant to Section 7.02, 7.06 or 7.07, other than such Periods as are referred to above, the Management Fee for such Period shall not exceed the lesser of (i) sixty percent (60%) of the Old Fee for such Period and (ii) an amount equal to twelve million dollars ($12,000,000) multiplied by the number of days in such Period and divided by 365.

3.04 Minimum Fees

     The Manager shall be entitled to a minimum annual Management Fee of $3.6 million per year comprised of $1.6 million in Management Fees and $2.0 million in Assumed Expenses; provided however that in the event of a termination of this Agreement pursuant to Section 7.02, 7.06 or 7.07, such amounts shall be pro-rated in respect of any Period which is less than a full calendar year to an amount equal to the applicable amount multiplied by the number of days in such Period and divided by 365, provided that, subject to Section 2.06, Assumed Expenses shall in no event be less than amounts actually paid or for which the Manager has become legally obligated to pay in such Period.

3.05 Payment of Fees

(a)	A pro rata portion of the Base Fee shall be payable by the Corporation for each calendar month, payable within ten (10) days of the end of such month. Income for the applicable Period shall be estimated in each calendar month as a basis for the payment of the Base Fee in such calendar month and, if estimated Income for the Period changes, any over or under payment in respect of such month shall become an adjustment to the amount payable in respect of the subsequent month. At the end of the applicable Period, the Base Fee shall be calculated using actual numbers, and within sixty (60) days of the end of such Period, a reconciliation shall take place, based on actual numbers and an adjusting payment made forthwith thereafter; provided however that if this Agreement is not terminated effective June 30, 2006 pursuant to Section 7.03(a), the reconciliation in respect of 2006 shall take place within sixty (60) days of the earlier of (i) the effective date of termination if this Agreement is terminated during 2006, and (ii) December 31, 2006, and an adjusting payment shall be made forthwith thereafter.

(b)	The Performance Fee shall be paid within sixty (60) days of the end of each Period; provided however that if this Agreement is not terminated effective June 30, 2006 pursuant to Section 7.03(a), the Performance Fee in respect of 2006 shall be paid within sixty (60) days of the earlier of (i) the effective date of termination if this Agreement is terminated during 2006 and (ii) December 31, 2006.

3.06 General and Administrative Costs

     The Manager will be entitled to recover all General and Administrative Costs from the Corporation in accordance with the Royalty Indenture, such costs to be approved by the board of directors of the Corporation from time to time.

3.07 Bonus Pool

     As an incentive to officers, employees and special consultants of the Corporation, the Manager shall establish a pool of funds (the “Bonus Pool”) which shall be funded from the Management Fee received by the Manager for each Period and which shall be in an amount not less than ten percent (10%) of the Management Fee received for the applicable Period. Subject to subsection 2.03(a)(vii), bonuses will be paid from time to time from the Bonus Pool, in consultation with the Governance and Compensation Committee of the board of directors of the Corporation, provided that James S. Kinnear shall not be entitled to receive any portion of the Bonus Pool.

ARTICLE IV
ACTIVITIES OF THE MANAGER AND THE TRUSTEE

4.01 Other Activities

     The Manager and its directors, officers and shareholders and James S. Kinnear shall at all times act honestly and in good faith with a view to the best interests of the Corporation and EnergyTrust. The Manager shall devote at least that amount of time and attention to the business and affairs of the Corporation and EnergyTrust as that devoted under the Old Agreement. The parties hereby acknowledge that the Manager may be engaged in the oil and gas advisory and consulting business in Canada and elsewhere. The Manager agrees that such activities will not derogate from its duties and obligations hereunder. The Manager further agrees that neither the Manager, nor the directors, officers or shareholders of the Manager, nor James S. Kinnear will engage in any activity (including the provision of advisory or consulting services) which is in conflict with the business and affairs of either the Corporation or EnergyTrust without first obtaining the approval of the board of directors of the Corporation to such activity. In the event that the Manager or any of its directors, officers or shareholders or James S. Kinnear, directly or indirectly, has an interest in any proposed purchase and sale transaction or other transaction with the Corporation or EnergyTrust the Manager shall first disclose the details of the proposed transaction to the board of directors of the Corporation and obtain the approval of the board of directors of the Corporation to such transaction.

4.02 Additional Information

     The parties hereto acknowledge that exploration and development activities on the Properties may have the incidental effect of providing additional information with respect to, or augmenting the value of, properties in which the Manager or its Affiliates have an interest and the parties hereto agree that neither the Manager nor its Affiliates shall be liable to account to any of them with respect to such activities or results provided that the Manager has complied with Section 4.01 and further provided that the Manager shall not act in a manner that would contravene its fiduciary obligations to Unitholders.

4.03 Permitted Activities

     Without limiting the generality of the foregoing, but subject to Section 4.01, during the term of this Agreement, the Manager is hereby expressly permitted:

(a)	to be a shareholder of, or to be an Affiliate of, any person with whom the Manager contracts or deals, or which supplies services to the Manager including, without limitation, underwriters, brokers, bankers and counsel; provided however that if such contract or dealing is on account of Assumed Expenses or other expenses for which reimbursement may be claimed against the Corporation or EnergyTrust, such transaction shall be on terms no more onerous, both as to term and financially, to the Manager than with a person dealing at arm’s length with the Manager and further provided that if any such contract or dealing involves an expenditure in excess of $1,000,000 or a commitment longer than one year such contract or dealing shall be subject to the approval of the board of directors of the Corporation;

(b)	to acquire, hold, operate, develop, manage and sell Canadian Resource Properties or Permitted Investments or securities for its own account and as a partner or joint venturer with any other person, and for or on behalf of any other person, or any combination of the foregoing, and to exercise all rights as a holder thereof as if it were not the Manager;

(c)	to acquire, hold and dispose of for its own account, any property, real or personal, even if such property is of a character which could be held as a Property and to exercise all rights as an owner of such properties as if it were not the Manager; and

(d)	to have other business interests of any nature and to continue such business interests while acting as Manager under this Agreement.

4.04 Restrictions and Duties

During the term of this Agreement, the Manager shall:

(a)	refrain from seeking, charging or receiving fees, commissions or other compensation in connection with the acquisition of Canadian Resource Properties or Permitted Investments made by the Corporation and EnergyTrust, other than the fees specifically provided for herein;

(b)	not commingle its own funds or the funds of any other persons with any funds held by it on behalf of the Corporation or EnergyTrust and the funds of the Corporation and EnergyTrust relating to the offering of Units shall be held in a separate trust account;

(c)	not “step-up” any cost by reason of transactions among Affiliates of the Manager and accordingly, all costs charged to the Corporation will be the lowest amount of costs incurred by the Manager or any Affiliate thereof;

(d)	take such measures as are reasonably necessary to ensure that any exploratory drilling incentive credits, geophysical incentive, grouping rates, petroleum incentive agreements or any other government grants or incentives earned by the Corporation in the course of operations on the Properties shall be received by the Corporation;

(e)	not borrow, nor cause or suffer any person to borrow funds from the Proceeds;

(f)	ensure that Canadian Resource Properties and Permitted Investments will not be acquired from the Manager or from officers or directors of the Manager or persons not at arm’s length with the Manager unless such acquisition and related party has been disclosed to and approved by the board of directors of the Corporation; and

(g)	not enter into any other transaction for the acquisition or disposition of any Property, or interest therein, without the approval of the board of directors of the Corporation.

4.05 No Liability for Advice

     The Manager shall not be liable, answerable or accountable for any loss or damage resulting from the advice given by the Manager or the exercise by the Manager of a discretion or its refusal to exercise a discretion, provided that the Manager has acted in a faithful, diligent and honest manner and is not in breach of any of its obligations hereunder.

ARTICLE V
AGENCY

5.01 Farmouts or other Dispositions

     The Trustee on behalf of Royalty Unitholders hereby irrevocably constitutes and appoints the Manager, its successors or assigns as its agent for the purpose of approving any proposal made by the Corporation to make farmouts or other similar dispositions of specific interests in any part of the Properties for the purpose of funding Capital Expenditures only. No person dealing with the Manager is required to inquire into the authority of the Manager to take any action or make any decision on behalf of the Royalty Unitholders in respect of the matters herein referred to during the term of this Agreement.

ARTICLE VI
INDEMNIFICATION OF MANAGER

6.01 Indemnification

     The Manager and any person who, at the request of the Manager, is serving or shall have served as a director, officer or employee of the Manager shall be indemnified by the Corporation out of its assets and out of the Royalty against all liabilities and expenses (including judgments, fines, penalties, amounts paid in settlement and counsel fees) arising from or related in any manner to this Agreement, other than liabilities and expenses arising from or related to the willful misfeasance, bad faith, gross negligence or reckless disregard of duty to the Corporation or EnergyTrust of any such indemnified person and other than liabilities and expenses arising from or related to breaches of this Agreement. For the purposes of this Section 6.01, (a) “action, suit or proceeding” shall include every action, suit or proceeding, civil, criminal or other, and (b) the right of indemnification conferred thereby shall extend to any threatened action, suit or proceeding and the failure to institute it shall be deemed its final determination. The foregoing right of indemnification shall not be exclusive of any other rights to which the Manager or any person referred to in Section 6.01 may be entitled as a matter of law or which may be lawfully granted to him.

ARTICLE VII
TERM AND TERMINATION

7.01 Term

(a)	Subject to Sections 7.02, 7.03, 7.04, 7.06 and 7.07, this Agreement shall remain in force for an initial three year term beginning July 1, 2003 and ending June 30, 2006 (the “First Term”).

(b)	If this Agreement has not been terminated pursuant to Section 7.02, 7.03, 7.04, 7.06 or 7.07, then this Agreement shall automatically be renewed for a further three year term beginning July 1, 2006 and ending June 30, 2009.

7.02 Termination by Manager

     Notwithstanding Section 7.01, this Agreement may be terminated at any time upon six months prior written notice by the Manager to all of the other parties to the Agreement.

7.03 Termination by the Corporation

(a)	Notwithstanding Section 7.01, the Corporation may, at the sole direction of a majority of the directors of the Corporation (other than James S. Kinnear and any other director having an ownership interest in the Manager), terminate this Agreement as at the end of the First Term on written notice to the Manager given at any time from October 1, 2005 to March 31, 2006.

(b)	If the Corporation elects to terminate this Agreement pursuant to Section 7.03(a), then the Manager shall receive, by no later than September 30, 2006:

(i)	all payments contemplated by Section 7.04(b); and

(ii)	a fee equal to (A) the aggregate Management Fees earned in respect of the entire First Term less the aggregate of the Assumed Expenses (the Assumed Expenses being subject to a maximum of $2 million per year) for the entire First Term, multiplied by (B) two thirds (2/3rds) (the “Contract Notice Fee”), which may be paid in cash or, subject to Section 7.08, at the option of the Manager in Exchangeable Shares, all in accordance with Section 7.08.

(c)	If the Corporation elects to terminate this Agreement pursuant to Section 7.03(a), this Agreement shall remain in full force and effect in accordance with its terms until June 30, 2006.

7.04 Fundamental Change

(a)	In the event that the Agreement is terminated due to any of the following (a “fundamental change”):

(i)	EnergyTrust is terminated pursuant to the terms of the Trust Indenture and the affairs of EnergyTrust are wound up in accordance with the terms of the Trust Indenture; or

(ii)	all or substantially all of the Royalty or other assets of EnergyTrust are sold, transferred or otherwise disposed of by EnergyTrust;

then:

(b)	the Manager shall be entitled to receive, and the Corporation and EnergyTrust shall pay, or the Trustee shall pay from funds held on behalf of the Corporation or EnergyTrust, on the termination date, without duplication, all Management Fees and general and other administrative costs owing at the time of termination together with all severance amounts, including employee severance amounts and other liabilities, including equipment leases and office rentals which are reasonably attributable to the employees, consultants, services and equipment employed by the Manager in the provision of the Management Services, provided that to the extent practicable, the Corporation or EnergyTrust shall assume any such on-going obligations in respect of Assumed Expenses other than Assumed Expenses for which the Manager has already been reimbursed; and

(c)	if the termination of this Agreement as a result thereof occurs at any time before December 31, 2006, the Manager shall receive a fee equal to (i) the total Management Fees accrued in respect of the three (3) most recently completed calendar years, pursuant to this Agreement or the Old Agreement, as applicable, less the aggregate of the Assumed Expenses (the Assumed Expenses being subject to a maximum of $2 million per year) for the same three (3) calendar years, multiplied by (ii) two thirds (2/3rds); and

(d)	if the termination of this Agreement occurs at any time on or after December 31, 2006, the Manager shall receive a fee equal to (i) the aggregate Management Fee accrued in respect of the three (3) most recently completed calendar years less the aggregate of Assumed Expenses (the Assumed Expenses being subject to a maximum of $2 million per year), divided by (ii) 1,095 and multiplied by (iii) lesser of (X) 730 and (Y) the number of days remaining in the term of the Agreement.

7.05 Termination

     Upon the effective date of termination or expiry of this Agreement, the Manager shall forthwith:

(a)	pay to or to the order of the Corporation and EnergyTrust all monies collected and held for either of them pursuant to this Agreement, after deducting any amounts incurred to which it is then entitled;

(b)	deliver to or to the order of the Corporation and EnergyTrust a complete auditor’s report including a statement showing all payments collected, and a statement of all monies held by it pursuant to this Agreement during the period following the date of the last audited statement furnished to the Corporation and EnergyTrust pursuant to this Agreement;

(c)	to the extent that it is able, subject to legislative and contractual restrictions, deliver to and, where applicable, transfer into the name of the Corporation or as the Corporation may in writing direct, all property and documents of the Corporation then in the custody of the Manager; and

(d)	assign to the Corporation, or its designee, the contracts and arrangements related to Assumed Expenses.

     On termination of this Agreement, the Corporation and EnergyTrust will continue to have rights to the name “Pengrowth” in connection with their business and affairs without obligation to the Manager or any other person in respect of such name and without any payment being required therefor, provided that the Manager shall be entitled to continue to conduct business under its current name.

     After any notice of termination has been given hereunder, the Manager shall not, without the prior approval of the board of directors of the Corporation, amend or terminate any contract or arrangement to be assigned to or assumed by the Corporation on such termination.

7.06 Default

     The Manager’s appointment and all authority hereunder shall be terminable by 30 days written notice from any of the other parties in the event:

(a)	that the Manager:

(i)	shall institute proceedings to be adjudicated as a voluntary bankrupt, or shall consent to the filing of a bankruptcy proceeding against it;

(ii)	shall file a petition or answer or consent seeking reorganization, readjustment, arrangement, composition or similar relief under any Canadian federal or provincial bankruptcy law;

(iii)	shall consent to the appointment of a receiver, liquidator, trustee or assignee in bankruptcy;

(iv)	shall make an assignment for the benefit of creditors;

(v)	shall voluntarily suspend transaction of its usual business;

(b)	that a court having jurisdiction in the premises shall have entered a decree or order:

(i)	adjudging the Manager bankrupt or insolvent, under any Canadian federal or provincial bankruptcy law; or

(ii)	for the appointment of a receiver, trustee or assignee in bankruptcy with respect to the Manager;

(c)	that any proceeding with respect to the Manager is commenced under the Companies’ Creditors Arrangements Act (Canada) or similar legislation relating to a compromise or arrangement with creditors or claimants; or

(d)	that the Manager makes default in the performance of a material obligation under this Agreement, which default is not remedied within thirty (30) days of receipt by the Manager of notice of such default from any other party hereto. Any such notice of default shall not be valid unless it provides reasonable particulars of the default complained of.

     7.07 Key Man

(a)	Throughout the term of this Agreement, the Manager shall cause James S. Kinnear to devote that amount of his time and attention to the provision of the Management Services by the Manger as is consistent with the practice of James S. Kinnear prior to the date hereof.

(b)	If:

(i)	James S. Kinnear becomes unable, for a period of sixty (60) days, as a result of illness or otherwise, to devote that amount of his time and attention to the provision of the Management Services by the Manager as is consistent with the past practice of James S. Kinnear prior to the Effective Date, and James S. Kinnear continues to be so unable for a further period of forty-five (45) days after the Corporation has given notice to the Manager of pending termination under this Section 7.07(b); or

(ii)	James S. Kinnear dies; or

(iii)	James S. Kinnear fails for a period of forty-five (45) days to devote that amount of his time and attention to the provision of the Management Services by the Manager as is consistent with the past practice of James S. Kinnear prior to the date hereof after the Corporation has given notice to the Manager to so comply;

(each such circumstance a “Key Man Event”)

the Corporation may, within but not later than 365 days after the Key Man Event, pursuant to a resolution of a majority of the independent directors of the Corporation, terminate this Agreement on not less than 90 days written notice of termination to the Manager without incurring any liability or obligation to the Manager or any director, officer, employee or shareholder of, or consultant to, the Manager, or James S. Kinnear in respect of such termination other than as expressly provided herein.

(c)	If the effective date of a termination pursuant to Section 7.07(b) occurs before June 30, 2006, the Manager shall be paid a fee by the Corporation equal to (i) two-thirds (2/3rds) multiplied by (A) the aggregate Management Fees accrued in respect of the three (3) most recently completed calendar years, pursuant to this Agreement or the Old Agreement, as applicable, minus (B) the aggregate of the Assumed Expenses (the Assumed Expenses being subject to a maximum of $2 million per year) for the same three (3) calendar years, minus (ii) all Management Fees, if any, earned from July 1, 2004 to the date of such termination, minus Assumed Expenses (the Assumed Expenses being subject to a maximum of $2 million per year) incurred by the Manager during such period. In no event will the Manager be required to make a payment to the Corporation pursuant to this Section 7.07(c).

(d)	Notwithstanding any other provision hereof, the occurrence of any Key Man Event, or the failure or inability of the Manager to perform any of its obligations hereunder (including without limitation the obligation set forth in the first sentence of Section 7.07(a)) entirely or primarily because of the occurrence of a Key Man Event shall not constitute a default by the Manager of any of its obligations hereunder for any purpose.

(e)	In the event of termination pursuant to Section 7.07(b), on the effective date of such termination, Section 7.04(b) shall apply and the Manager shall be entitled to receive all amounts contemplated by Section 7.04(b) but shall be entitled to no other payments or remedies in connection with such termination other than as expressly provided herein.

7.08 Option to Sell

(a)	If the Contract Notice Fee becomes payable or any amount under Section 7.04(c) or (d) becomes payable, or any amount becomes payable under Section 7.07(c) as a result of a Key Man Event set out in Section 7.07(b)(i) or (ii), then the Manager shall have the option, at any time prior to thirty (30) days before such fee or amounts become payable, to elect in writing, in lieu of the Contract Notice Fee or its entitlement under Section 7.04(c) or (d) or 7.07(c), as applicable, to enter into a share sale transaction (a “Share Sale Transaction”) whereby:

(i)	the Manager incorporates a new Alberta corporation (“Newco”) as a wholly owned subsidiary:

(ii)	prior to the termination of this Agreement, all of the Manager’s right and title to this Agreement is assigned to Newco and this Agreement will be the only asset and liability of Newco;

(iii)	all of the issued share capital of Newco is sold to the Corporation for a purchase price (the “Purchase Price”) equal to the Contract Notice Fee or the amount payable under Section 7.04(c) or (d), as applicable;

(iv)	the Purchase Price is payable in cash and/or shares of the Corporation which are, pursuant to their share conditions and a written undertaking of EnergyTrust, exchangeable into Trust Units on a one-for-one basis within five years of the issuance thereof (the “Exchangeable Shares”);

(v)	the proportion of cash and Exchangeable Shares to be paid in satisfaction of the Purchase Price shall be at the election of the Manager; and

(vi)	the exchange rate of the Exchangeable Shares shall be one Trust Unit per Exchangeable Share, provided that the number of Trust Units to be received per Exchangeable Share shall be continually adjusted upward to proportionally reflect all distributions made with respect to Trust Units from and after the date of issuance of the Exchangeable Shares.

If such option is exercised, then the Corporation and the Manager shall negotiate and enter into a mutually satisfactory formal agreement that will, among other things, incorporate the foregoing.

(b)	In the event that between the date hereof and the date on which a Share Sale Transaction is consummated pursuant to the exercise of the option set out in Section 7.08(a), there is an introduction of any new law or regulation of general application in Canada or the United States, or an amendment to any existing law or regulation of general application in Canada or the United States, the effect of which is to result in an adverse financial effect to the Corporation or the Unitholders generally as a consequence of a Share Sale Transaction as compared to the consequences of a Share Sale Transaction under existing laws and regulations (an “adverse change”) then the Corporation shall have twenty (20) days after the exercise of the option in which to notify the Manager of the adverse change. The Corporation and the Manager will then immediately use diligent and bona fide commercial efforts to assess and quantify the actual adverse financial effect to the Corporation and the Unitholders (without any double-counting as between the Unitholders and the Corporation, but taking into account the time value of money) as a result of the adverse change. Upon reaching an agreement regarding the amount of the adverse financial effect, then unless the Manager elects to deem the option not to have been exercised, the parties shall reduce the number of Exchangeable Shares to be so issued by that number having a value equal to the amount of the adverse financial effect, and complete the Share Sale Transaction as soon as is practicable. If, despite such efforts, the amount of the adverse financial effect has not been agreed upon within sixty (60) days of the exercise of the option, or the Manager has elected, as contemplated above, to deem the option not to have been exercised, then the option will be deemed not to have been exercised, and the Contract Notice Fee or the amount payable pursuant to subsection 7.04(c) or (d), or 7.07(c), as applicable, shall be immediately payable.

(c)	In the event that between the date hereof and the date on which a Share Sale Transaction is consummated pursuant to the exercise of the option set out in

Section 7.08(a) there is an introduction of any new law or regulation of general application in Canada or the United States, or an amendment to any existing law or regulation of general application in Canada or the United States, the effect of which is to make a Share Sale Transaction impracticable, illegal or contrary to the policies of any regulatory authority having jurisdiction, then a Share Sale Transaction shall not be effected and the Contract Notice Fee or the amount payable pursuant to subsection 7.04(c) or (d) or 7.07(c), as applicable, shall be immediately payable.

7.09   Waiver of Default

     The Corporation or EnergyTrust, as the case may be, may by written notice (with the prior approval of the other parties hereto) at any time and from time to time:

(a)	waive performance of any term or provision of this Agreement required to be performed by the Manager;

(b)	waive any default under this Agreement; and

(c)	grant any extension of time for the performance of any term or provision of this Agreement including the period of time after which an event becomes a default.

7.10   Deeming Default Not to Have Occurred

     If a default has been waived, it shall be deemed for all purposes never to have occurred and if a period of time has been extended, such extended period shall, for all purposes, be deemed to have begun ab initio; provided however, that no waiver shall constitute a waiver of any subsequent default for non-performance.

7.11   Force Majeure

     Delays in or failure of performance by the Manager of a term or provision of this Agreement shall not constitute a default under this Agreement or give rise to any claim for damages, consequential damages or loss of profits, if caused by occurrences beyond the control of the Manager provided that the Manager shall, in any event, effect the payment of the Cash Distributions and the Trust Payments as provided herein.

ARTICLE VIII
MISCELLANEOUS

8.01   No Partnership or Joint Venture or Agency

     The parties to this Agreement are not and shall not be deemed to be partners or joint venturers with one another and nothing herein shall be construed so as to impose any liability as such on any of them. Except for property management and similar duties carried out by the Manager in the name and on behalf of the Corporation, the Manager shall perform its duties hereunder as an independent contractor and not as an agent of the Corporation.

8.02   Amendments

     This Agreement shall not be amended or varied in its terms by oral agreement or by representations or otherwise except by instrument in writing executed by the duly authorized representatives of the parties hereto or their respective successors or assigns. This Agreement may be amended by Pengrowth Corporation, on its own behalf and for and on behalf of EnergyTrust and the Trustee (provided that the rights of the Trustee in its personal capacity are not diminished or the obligations of the Trustee in its personal capacity are not increased), and the Manager.

8.03   Notification of Amendment

     As soon as shall be practicable after the making of any material amendment pursuant to Section 8.02 hereof, the Manager shall furnish written notification of the substance of such amendment to each Unitholder.

8.04   Assignment

     Other than in contemplation of a Share Sale Transaction, this Agreement shall not be assigned by any party hereto without the prior written consent of all other parties and the consent of the Unitholders by Extraordinary Resolution.

8.05   Severability

     If any provision of this Agreement shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provisions in such jurisdiction and shall not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of this Agreement in any jurisdiction.

8.06   Notices

     All notices required or permitted herein under this Agreement shall be in writing and may be given by delivering same or mailing same by pre-paid registered mail to the address set forth below. Any such notice or other communication shall, if delivered, be deemed to have been given or made and received on the date delivered, and if mailed, shall be deemed to have been given or made and received on the fifth (5th) Business Day following the day on which it was so mailed. The parties hereto may give from time to time written notice of change of address in the manner aforesaid.

Corporation:	Pengrowth Corporation Petro-Canada Centre East Tower 2900, 111 – 5 Avenue SW Calgary, Alberta T2P 3Y6

Fund:	Pengrowth Energy Trust Petro-Canada Centre East Tower 2900, 111 – 5 Avenue SW Calgary, Alberta T2P 3Y6

Trustee:	Computershare Trust Company of Canada Suite 710 – 530 8th Avenue S.W. Calgary, Alberta T2P 3S8

Manager:	Pengrowth Management Limited Petro-Canada Centre East Tower 2900, 111 – 5 Avenue SW Calgary, Alberta T2P 3Y6

8.07   Reliance

     The Manager shall be entitled to rely on statements, advice or opinions (including financial statements and auditor’s reports) of agents (any of which may be persons with which the Manager or an agent is affiliated) whose professions give authority to a statement made by them on the subject in question and who are considered by the Manager to be competent. The Manager may rely, and shall be protected in acting, upon any instrument or other documents believed by it to be genuine and in force.

8.08   Force Majeure

     No party shall be deemed to be in default in respect of non-performance of its obligations hereunder, if any, so long as its non-performance is due to strike, walk out, industrial disturbance, storm, fire, flood, explosion, lightning, tempest, act of God or Queen’s enemies, governmental restraint, of any other cause (whether similar or dissimilar to those enumerated) beyond its control; provided that lack of finance shall in no event be deemed to be a cause beyond the party’s control.

8.09   Governing Law

     The provisions of this Agreement shall be governed by and construed in accordance with the laws of Alberta.

8.10   Entire Agreement

     Without in any way limiting Section 1.04 hereof, this Agreement constitutes the entire agreement among the parties and supersedes any prior understandings, agreements, or representations by or among the parties, written or oral, related in any way to the subject matter of this Agreement.

8.11   Confidentiality

     The Manager acknowledges that in the course of providing the Management Services, it has and will continue to be privy to confidential information regarding the Corporation and EnergyTrust, including their business practices, trade secrets, and strategies. The Manager shall throughout the term of this Agreement and at all times thereafter, hold such information in confidence and shall not disclose such information other than in good faith effort to perform and further the performance of the Management Services, or as required by law.

IN WITNESS WHEREOF the parties hereto have executed this Agreement by their proper officers duly authorized in that behalf as of the day and year first above written.

PENGROWTH CORPORATION

Per: _______________________________________________

Per: _______________________________________________

PENGROWTH ENERGY TRUST, by its Trustee, Computershare Trust Company of Canada

Per: _______________________________________________

Per: _______________________________________________

COMPUTERSHARE TRUST COMPANY OF CANADA

Per: _______________________________________________

Per: _______________________________________________

PENGROWTH MANAGEMENT LIMITED

Per: _______________________________________________

Per: _______________________________________________

EXECUTION COPY

SCHEDULE A

Administrative expense category

Bonus pool

Donations

Business development

—	Consultants Geologist Landman Commodity forecaster Quebec investor relations Europe investor relations Nova Scotia investor relations Reserve engineers

—	Events Spring investor conference Fall investor conference Bell Canadian Open Stampede party Christmas business associates reception Christmas staff party London investor forum

—	Business entertainment

—	Salaries and benefits Manager, PML Business Development, Research analyst, Community Relations Coordinator, Executive assistant

Insurance

Office rent — Calgary and London, England

Telephone & fax

Subscriptions & dues

Employee training

SCHEDULE B-6

FAIRNESS OPINION OF SCOTIA CAPITAL INC.

Scotia Capital Inc. 2000, 700 – 2nd Street SW Calgary, Alberta Canada T2P 2N7

May 12, 2003

The Governance and Compensation Committee of The Board of Directors
PENGROWTH CORPORATION
Petro-Canada Centre – East Tower
2900, 111 – 5th Avenue S.W.
Calgary, Alberta
T2P 3Y6

Attention:	Mr. John B. Zaozirny Chairman of the Governance and Compensation Committee of the Board of Directors

Renegotiation of the Amended and Restated Management Agreement

Scotia Capital Inc. (“Scotia Capital”) understands that Pengrowth Corporation (“Pengrowth”), on its own behalf and on behalf of Pengrowth Energy Trust (the “Trust”), have agreed to amend (the “Amended Agreement”) the Amended and Restated Management Agreement dated April 23, 2002 (the “Current Agreement”) with Pengrowth Management Limited (the “Manager”) governing services provided by the Manager to Pengrowth and Trust. The terms and conditions of the Amended Agreement are contained in the Trust’s Management Information Circular dated May 12, 2003 (collectively, together with the related documents included therein, the “Circular”) which will be mailed to all unitholders of the Trust for their consideration and approval at the Annual General Meeting of Trust Unitholders to be held on June 17, 2003.

Scotia Capital also understands that the Board of Directors of Pengrowth (the “Board”) formed a Governance and Compensation Committee (the “Committee”) of the Board. The Committee members are those Board members who are independent of the management of Pengrowth. The Committee’s mandate included, among other things, to oversee the renegotiation of the Current Agreement and make a recommendation to the Board in respect thereon.

Engagement

Scotia Capital was formally engaged by the Committee pursuant to an agreement between Pengrowth and Scotia Capital dated December 10, 2002, and amended on May 1, 2003 (th “Engagement Agreement”). Pursuant to the Engagement Agreement, Scotia Capital has been

The Scotia Capital trademark represents the corporate and investment banking businesses of The Bank of Nova Scotia, Scotia Capital Inc. and Scotia Capital (USA) Inc. — all members of the Scotiabank Group. Scotia Capital Inc. is a subsidiary of The Bank of Nova Scotia.

retained to provide its opinion (the “Opinion”) as to the fairness, from a financial point of view, of the Amended Agreement to the holders of trust units of the Trust and holders of royalty units issued by the Corporation other than James S. Kinnear, the Manager and their associates and affiliates (the “Unitholders”). The terms of the Engagement Agreement provide that Scotia Capital is to be paid certain fees for the Opinion. In addition, Scotia Capital is to be reimbursed for reasonable out-of-pocket expenses and is to be indemnified by Pengrowth under certain circumstances with respect to its engagement.

Credentials of Scotia Capital

Scotia Capital is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income, sales and trading and investment research. Scotia Capital has participated in a significant number of transactions involving private and public companies, trusts and royalty trusts and has extensive experience in preparing valuations and fairness opinions.

The Opinion expressed herein represents the opinion of Scotia Capital as a firm and the form and content hereof has been approved for release by a committee of directors and other professionals of Scotia Capital, each of whom is experienced in merger, acquisition, divestiture, fairness opinion and valuation matters.

Independence of Scotia Capital

None of Scotia Capital, its associates or affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Alberta)), or a related entity, of the Trust, or any of its associates or affiliates. Scotia Capital has not provided any financial advisory services or participated in any equity financing involving the Trust or any of its associates or affiliates, of a material nature, within the past two years, other than: (i) the services provided under the Engagement Agreement which are described above; (ii) underwriting liability and related services pursuant to an underwriting agreement dated October 30, 2002 in respect of which Scotia Capital acted as a participant in the underwriting syndicate for an issue of trust units of the Trust; and (iii) The Bank of Nova Scotia (“BNS”), the sole shareholder of Scotia Capital, is a participating lender in Pengrowth’s banking syndicate.

Scotia Capital may also, in the future, in the ordinary course of its business, perform or continue to perform additional financial advisory, investment banking or banking services for the Trust or any of its associates or affiliates. Scotia Capital does not believe that any of these relationships affects Scotia Capital’s independence with respect to the Opinion.

Scotia Capital acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had positions in the securities of the Trust and, from time to time, may have executed transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, Scotia Capital conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on

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investment matters, including with respect to the Trust or for any of its associates or affiliates or other interested parties.

Scope of Review

In connection with the Opinion, Scotia Capital has reviewed and relied upon or carried out, among other things, the following:

a)	the Circular;

b)	the Amended and Restated Management Agreement dated April 23, 2002 among Pengrowth, the Trust, the Manager and Computershare Trust Company of Canada;

c)	a draft copy of the Amended Agreement dated May 1, 2003 among Pengrowth, the Trust, the Manager and Computershare Trust Company of Canada;

d)	a term sheet outlining the terms of the Amendments;

e)	the Trust’s Annual Information Form dated May 17, 2002;

f)	the audited annual financial statements of the Trust for each of the six fiscal years ending December 31, 2001 and the unaudited annual financial statements of the Trust for the fiscal year ending December 31, 2002;

g)	information regarding Pengrowth’s oil and gas assets, including the independent reserve report prepared by Gilbert Laustsen Jung Associates Ltd., an independent oil and gas reservoir engineering firm, effective December 31, 2002;

h)	operating and financial projections for the years of 2003 through 2008 prepared by or on behalf of the Manager;

i)	current and forward commodity price trading information and commodity price forecasts of a selected group of independent engineering firms;

j)	public information relating to the business operations, financial performance, trust unit trading history and management contracts of Pengrowth and of publicly traded trusts similarly constituted or comparable to the Trust;

k)	other non-public information regarding Pengrowth and the Trust and their business operations and prospects;

l)	the Final Short-Form Prospectus dated October 30, 2002;

m)	the Press Release dated September 19, 2002 regarding the acquisition of oil and gas producing assets in northern British Columbia;

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n)	a report addressed to members of the Committee relating to the compensation received by chief executive officers of oil and gas companies provided by an independent human resources consulting firm dated November 26, 2002;

o)	a letter of representation as to certain factual matters dated the date hereof, provided by senior management of Pengrowth and addressed to Scotia Capital;

p)	information with respect to other management contracts of a comparable nature and precedent internalization transactions considered by Scotia Capital to be relevant;

q)	discussions with the legal counsel to the Committee;

r)	discussions with senior management of the Manager and members of the Committee; and

s)	such other information, investigations and analyses as Scotia Capital considered necessary or appropriate in the circumstances.

Assumptions and Limitations

This opinion is subject to the assumptions, explanations and limitations expressed below.

With Pengrowth’s approval and as provided for in the Engagement Agreement, Scotia Capital has relied, without independent verification, upon all financial and other information, including financial forecasts, that was obtained by us from public sources or that was provided to us by Pengrowth or the Manager and their respective affiliates, associates, advisors, consultants or otherwise. We have assumed that this information was complete and accurate and did not omit to state any material fact or any fact necessary to be stated to make that information not misleading. The Opinion is conditional upon such completeness and accuracy. In accordance with the terms of our engagement, but subject to the exercise of our professional judgment, we have not conducted any independent investigation to verify the completeness or accuracy of such information. With respect to the financial forecasts and budgets provided to us and used in our analysis, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of Pengrowth and the Manager and their affiliates and associates as to the matters covered thereby. Senior management of Pengrowth has represented to us, in a certificate delivered as of the date hereof, amongst other things, that the information, opinions and other materials (the “Information”) provided to us by or on behalf of Pengrowth is complete and correct at the date the Information was provided to us and that since the date of the Information, there has been no material change, financial or otherwise, in the financial position of Pengrowth, the Trust or the Manager, or in their respective assets, liabilities (contingent or otherwise), business or operations and there has been no change in any material fact which is of a nature as to render the Information untrue or misleading in any material respect.

We have, with respect to all legal matters relating to the Amended Agreement and the implementation thereof, relied upon advice of legal counsel to the Committee and do not express any opinion thereon.

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The Opinion is based on the securities markets, economic, general business and financial conditions prevailing as of the date of this Opinion and the conditions and prospects, financial and otherwise, of Pengrowth, the Trust and the Manager as they were reflected in the information reviewed by us. In its analysis and in preparing the Opinion, Scotia Capital has made numerous assumptions with respect to industry performance and commodity prices, general business, financial, market and economic conditions, and other matters, many of which are beyond the control of Scotia Capital, Pengrowth, the Trust, the Manager or any party involved with Pengrowth in connection with the Amended Agreement.

The Opinion has been provided for the use of the Board of Directors of Pengrowth and may not be used by any other person or relied upon by any other person without the express written consent of Scotia Capital. The Opinion is given as of the date hereof and Scotia Capital disclaims any undertakings or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to Scotia Capital’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter after the date hereof, Scotia Capital reserves the right to change, modify or withdraw the Opinion.

Scotia Capital believes that its analyses must be considered as a whole and that selecting portions of its analyses and specific factors, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Opinion should not be construed as a recommendation to acquire trust units, or to otherwise trade trust units.

Fairness Considerations

In assessing the fairness, from a financial point of view, of the terms of the Amended Agreement to the Unitholders, Scotia Capital considered, among other things, the financial impact thereof on Unitholders having regard to, among other things, net present value of incremental cash flows and accretion to unitholder distributions. Scotia Capital assessed the financial impact of the Amended Agreement relative to a continuation of the Current Agreement, giving notice to the Manager to terminate the Current Agreement, and a range of hypothetical internalization scenarios based on precedent transactions. Scotia Capital concluded that the Amended Agreement generally had a favourable financial impact to Unitholders relative to this range of scenarios.

Fairness Conclusion

Based upon and subject to the foregoing, and such other factors as Scotia Capital considered relevant in the circumstances, Scotia Capital is of the opinion, that as of the date hereof, the terms of the Amended Agreement are fair, from a financial point of view, to the Unitholders.

Yours truly,

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SCHEDULE C-1

EXTRAORDINARY RESOLUTION REGARDING ADDITIONAL TRUST UNIT RIGHTS

BE IT RESOLVED AS AN EXTRAORDINARY RESOLUTION THAT:

1.	The reservation of an aggregate of 12 million Trust Units for issuance upon the exercise of Trust Unit Rights granted under the Incentive Plan and Trust Unit Options granted under the Option Plan, in the manner and subject to the restrictions set forth in the Information Circular — Proxy Statement of the Corporation and EnergyTrust dated May 12, 2003 is hereby approved; and

2.	The Trustee is hereby authorized and directed on behalf of EnergyTrust to execute all documents and to do all things as deemed necessary or desirable to implement this Extraordinary Resolution.

All terms defined in the Information Circular — Proxy Statement of the Corporation and EnergyTrust dated May 12, 2003, have the same respective meanings in this Extraordinary Resolution if used herein.

SCHEDULE C-2

EXTRAORDINARY RESOLUTION TO AMEND THE TRUST INDENTURE
TO CREATE A SPECIAL VOTING UNIT

BE IT RESOLVED AS AN EXTRAORDINARY RESOLUTION THAT:

1.	The Trust Indenture is amended by the addition of the following two paragraphs after the first paragraph which appears under the heading “3.01 Trust Units” and before the heading “3.02 Limit of Issue”:

The authorized Trust Units of the Fund shall include the Special Voting Trust Unit which, notwithstanding anything contained in this agreement, shall have the following rights, privileges, restrictions and conditions:

(a)	the Special Voting Trust Unit shall entitle the registered holder thereof at the record date for any meeting of Trust Unitholders to a number of votes equal to the number of outstanding Exchangeable Shares of the Corporation (excluding Exchangeable Shares held by the Fund and its Subsidiaries) at such meeting;

(b)	the Special Voting Trust Unit shall not entitle the holder thereof to participate in distributions from the Fund;

(c)	the Special Voting Trust Unit shall not be subject to redemption by the Fund until such time as there are no Exchangeable Shares outstanding which are not owned by the Fund or its subsidiaries, and thereafter may be redeemed at any time by the Fund upon giving 30 days’ written notice to the registered holder of the Special Voting Trust Unit at the address of the holder set forth in the register of the Fund and payment of the redemption price in respect of the Special Voting Trust Unit of $1.00; and

(d)	upon the termination or other winding-up of the Fund, the holder of the Special Voting Trust Unit on the effective date of termination or other winding-up of the Fund shall be entitled, in priority to any distribution to the holders of the other Units of the Fund, and the holders of any other class or series of Units ranking junior to the Special Voting Unit, and after the distribution to the holders of any class or series of Units ranking senior to the Special Voting Trust Unit, to the amount of $1.00, and thereafter the holder of the Special Voting Trust Unit shall not be entitled to any further participation in the assets of the Fund, and no distribution of any assets of the Fund or any Distributable Income shall be made to the holder of the Special Voting Trust Unit.

Notwithstanding anything contained in this agreement, no amendment to the foregoing rights, privileges, restrictions and conditions attaching to the Special Voting Trust Unit shall be effective unless such amendment is consented to by the holder of the Special Voting Trust Unit.

2.	The Trustee is hereby authorized for and on behalf of EnergyTrust to execute and deliver an amending agreement to the Trust Indenture, or an amended and restated trust indenture, and the execution thereof shall evidence approval of the said amendments and the amending agreement or the amended and restated trust indenture pursuant to this Extraordinary Resolution; and

3.	The Trustee is hereby authorized for and on behalf of EnergyTrust, and any officer or director of the Corporation, is hereby authorized and directed, for and in the name of the Corporation, to execute all documents and to do all things as deemed necessary or desirable to implement this Extraordinary Resolution.

All terms defined in the Information Circular-Proxy Statement of the Corporation and EnergyTrust dated May 12, 2003, have the same respective meanings in this extraordinary resolution if used herein.

SCHEDULE C-3

EXTRAORDINARY RESOLUTION OF THE TRUST UNITHOLDERS REGARDING
GUARANTEES AND SUBORDINATIONS

BE IT RESOLVED AS AN EXTRAORDINARY RESOLUTION THAT:

1.	The entering into of any and all guarantees and subordination agreements by the Trustee in respect of the Syndicated Lender Obligations, the Emera Obligations and the Noteholder Lender Obligations are hereby ratified and approved;

2.	The Trustee is authorized to enter into subordination agreements with any and all Lenders pursuant to which EnergyTrust agrees to subordinate its right to be paid any and all indebtedness and obligations of the Corporation to EnergyTrust, including without limitation the Royalty, to the right of any Lender to be paid Lender Obligations owing to it by the Corporation, and which agreements may further provide, without limitation, that in the event of default by the Corporation to any such Lender, the Corporation will not make any further payments of such indebtedness and obligations to EnergyTrust, that EnergyTrust will not make any further distributions to Trust Unitholders, that in connection with collecting upon any of the obligations owing by the Corporation to any such Lender, the Lender shall be entitled to realize on the assets of the Corporation and that in the event of realization that the Trustee shall release the Royalty insofar as it relates to the assets realized upon;

3.	In order to settle upon the specific form of subordination agreement necessary to implement the subordination authorized in the foregoing paragraph, any officer or director of the Corporation is hereby authorized to negotiate on behalf of EnergyTrust the form of subordination agreement in favour of any Lender;

4.	The Trustee is hereby authorized, for and in the name of EnergyTrust, to execute and deliver such subordination agreement and the execution of any such subordination agreement by the Trustee shall be conclusive evidence of the approval of such agreement pursuant to these resolutions; and

5.	The Trustee is hereby authorized and directed for and on behalf of EnergyTrust to execute all documents and to do all things as deemed necessary or desirable to implement this Extraordinary Resolution.

All terms defined in the Information Circular Proxy Statement of the Corporation and EnergyTrust dated May 12, 2003, have the same respective meanings in this Extraordinary Resolution is used herein.

SCHEDULE C-4

EXTRAORDINARY RESOLUTION OF TRUST UNITHOLDERS TO AMEND THE TRUST
INDENTURE REGARDING EXPANDED CLASS OF PERMITTED INVESTMENTS

BE IT RESOLVED AS AN EXTRAORDINARY RESOLUTION THAT:

1.	Section 1.01(u)(v) of the Trust Indenture be amended to read as follows:

(v) shares, units, interests and other investments in corporations, partnerships (whether general or limited), trusts and other types of companies, associations, entities and ventures;

2.	The Trustee is authorized to enter into subordination agreements with any and all Lenders pursuant to which EnergyTrust agrees to subordinate its right to be paid any and all indebtedness and obligations of the Corporation to EnergyTrust, including without limitation the Royalty, to the right of any Lender to be paid Lender Obligations owing to it by the Corporation, and which agreements may further provide, without limitation, that in the event of default by the Corporation to any such Lender, the Corporation will not make any further payments of such indebtedness and obligations to EnergyTrust, that EnergyTrust will not make any further distributions to Trust Unitholders, that in connection with collecting upon any of the obligations owing by the Corporation to any such Lender, the Lender shall be entitled to realize on the assets of the Corporation and that in the event of realization that the Trustee shall release the Royalty insofar as it relates to the assets realized upon;

3.	In order to settle upon the specific form of subordination agreement necessary to implement the subordination authorized in the foregoing paragraph, any officer or director of the Corporation is hereby authorized to negotiate on behalf of EnergyTrust the form of subordination agreement in favour of any Lender;

4.	Notwithstanding the passing of this resolution by Trust Unitholders, the Board of Directors, without further notice to or approval of Trust Unitholders, may decide not to implement the matters provided for in this Extraordinary Resolution or may revoke the resolution at any time prior to the implementation thereof;

5.	The Trustee is hereby authorized for and on behalf of EnergyTrust to execute and deliver an amending agreement to the Trust Indenture, or an amended and restated trust indenture, and the execution thereof shall evidence approval of the said amendments and the amending agreement or the amended and restated trust indenture pursuant to this extraordinary resolution; and

6.	The Trustee is hereby authorized, for and in the name of EnergyTrust, and any officer or director of the Corporation is hereby authorized, for and in the name of the Corporation, to execute and deliver an amending agreement to the Unanimous Shareholder Agreement, or an amended and restated unanimous shareholder agreement, and execution thereof shall evidence approval of the said amendments and the amending agreement or the amended and restated unanimous shareholder agreement pursuant to this Extraordinary Resolution.

All terms defined in the Information Circular Proxy Statement of the Corporation and EnergyTrust dated May 12, 2003, have the same respective meanings in this Extraordinary Resolution is used herein.

SCHEDULE C-5

EXTRAORDINARY RESOLUTION OF THE TRUST UNITHOLDERS
REGARDING THE AMENDED MANAGEMENT AGREEMENT

BE IT RESOLVED AS AN EXTRAORDINARY RESOLUTION THAT:

1.	The Amended Management Agreement attached as Schedule B-5 to the said Information Circular — Proxy Statement be and it is hereby adopted and approved, and it shall replace in its entirety the Amended and Restated Management Agreement dated as of April 23, 2002;

2.	The Trustee is hereby authorized, for and on behalf of the Royalty Unitholders, to execute and deliver the said Amended Management Agreement, and execution thereof shall evidence approval of the said amendments and the Amended Management Agreement pursuant to this Extraordinary Resolution; and

3.	The Trustee is hereby authorized and directed for and on behalf of the Royalty Unitholders to execute all documents and to do all things as deemed necessary or desirable to implement this Extraordinary Resolution.

All terms defined in the Information Circular — Proxy Statement of the Corporation and EnergyTrust dated May 12, 2003, have the same respective meanings in this Extraordinary Resolution if used herein.

SCHEDULE C-6

ORDINARY RESOLUTION OF THE TRUST UNITHOLDERS REAPPOINTING
COMPUTERSHARE TRUST COMPANY OF CANADA AS TRUSTEE

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	Computershare Trust Company of Canada is reappointed as Trustee for the purposes of the Unanimous Shareholders Agreement, the Royalty Indenture, the Trust Indenture and the Management Agreement or Amended Management Agreement, with its remuneration to be determined by the Board of Directors; and

2.	The Trustee is hereby authorized for and on behalf of EnergyTrust, and any officer or director of the Corporation, is hereby authorized and directed, for and in the name of the Corporation, to execute all documents and to do all things as deemed necessary or desirable to implement this Extraordinary Resolution.

All terms defined in the Information Circular-Proxy Statement of the Corporation and EnergyTrust dated May 12, 2003, have the same respective meanings in this Ordinary Resolution if used herein.

PENGROWTH CORPORATION

PENGROWTH ENERGY TRUST
(HOLDERS OF TRUST UNITS)

GENERAL FORM OF PROXY

The following general form of proxy is provided for use by Trust Unitholders of Pengrowth Energy Trust (“EnergyTrust”) at the Annual and Special Meeting of Shareholders of Pengrowth Corporation (the “Corporation”), the Special Meeting of Royalty Unitholders of the Corporation and the Annual and Special Meeting of Trust Unitholders of EnergyTrust (collectively, the “Meetings”), all of which Meetings are to be held on June 17, 2003. The details of the resolutions are set out in the Information Circular — Proxy Statement dated May 12, 2003 with respect to the Meetings. In order to be valid and acted upon at the Meetings, this proxy must be returned as directed by the Information Circular — Proxy Statement and received not less than 48 hours before the time for holding the Meetings or any adjournments thereof.

PROXY FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF PENGROWTH
CORPORATION

The undersigned Trust Unitholder of EnergyTrust hereby appoints James S. Kinnear or failing him, John B. Zaozirny, or, instead of either of the foregoing, ________________, as proxyholder of the undersigned to attend and act on behalf of the undersigned at the Annual and Special Meeting of Shareholders of the Corporation to be held on June 17, 2003, and at any adjournment thereof, and directs the said proxyholder to vote the Trust Units represented by this proxy in the following manner:

1.	To vote FOR ☐ or to WITHHOLD VOTING FOR ☐ the appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation, to hold office until the next annual meeting of shareholders or until their successor is elected or appointed.

2.	To vote FOR ☐ or to WITHHOLD VOTING FOR ☐ the election of the nominees named in the Information Circular — Proxy Statement as directors of the Corporation.

3.	To vote FOR ☐ or to vote AGAINST ☐ the amendments to the Articles of Incorporation of the Corporation permitting the issuance of Exchangeable Shares.

4.	To vote FOR ☐ or to vote AGAINST ☐ the amendments to the Amended and Restated Unanimous Shareholder Agreement to permit stock splits of Exchangeable Shares in lieu of distributions from Pengrowth Energy Trust or dividends from the Corporation.

At the discretion of the said proxyholder, upon any amendment or variation of the above matters or any other matter that may properly be brought before the meeting or any adjournment thereof, in such matter as such proxyholder in his sole judgement may determine.

FORM OF PROXY FOR THE SPECIAL MEETING OF ROYALTY UNITHOLDERS OF
PENGROWTH CORPORATION

The undersigned Trust Unitholder of EnergyTrust hereby appoints James S. Kinnear or, failing him, John B. Zaozirny, or instead of either of the foregoing, __________________, as proxyholder of the undersigned to attend and act on behalf of the undersigned at the Special Meeting of Royalty Unitholders of the Corporation to be held on June 17, 2003, and at any adjournment thereof, and directs the said proxyholder to vote the Royalty Units represented by this proxy in the following manner:

1.	To vote FOR ☐ or to vote AGAINST ☐ the amendment to the Amended and Restated Royalty Indenture to confirm the authority of the Board of Directors to subordinate the rights of the Royalty Unitholders to receive the Royalty or other categories of payments from the Corporation to the rights of lenders to the Corporation.

2.	To vote FOR ☐ or to vote AGAINST ☐ the amendment to Amended and Restated Royalty Indenture to permit the payment of additional classes of income to the Royalty Unitholders.

3.	To vote FOR ☐ or to vote AGAINST ☐ the Amended Management Agreement attached as Schedule B-5 to the Information Circular — Proxy Statement.

At the discretion of the said proxyholder, to vote upon any amendment or variation of the above matters or any other matter that may properly be brought before the meeting or any adjournment thereof, in such manner as such proxyholder in his sole judgement may determine.

FORM OF PROXY FOR THE ANNUAL AND SPECIAL MEETING OF TRUST UNITHOLDERS OF
PENGROWTH ENERGY TRUST

The undersigned Trust Unitholder of EnergyTrust hereby appoints James S. Kinnear or, failing him, John B. Zaozirny, or instead of either of the foregoing, __________________, as proxyholder of the undersigned to attend and act on behalf of the undersigned at the Annual and Special Meeting of Trust Unitholders of EnergyTrust to be held on June 17, 2003, and at any adjournment thereof, and directs the said proxyholder to vote the Trust Units represented by this proxy in the following manner:

1.	To vote FOR ☐ or to WITHHOLD VOTING FOR ☐ the appointment of KPMG, LLP, Chartered Accountants, as auditors of EnergyTrust, to hold office until the next annual meeting of Unitholders or until their successor is elected or appointed.

2.	To vote FOR ☐ or to vote AGAINST ☐ reserving up to an aggregate of 12 million Trust Units for issuance upon the exercise of Trust Unit Rights granted under the Trust Unit Rights Incentive Plan and Trust Unit Options granted under the Trust Unit Option Plan.

3.	To vote FOR ☐ or to vote AGAINST ☐ the amendments to the Trust Indenture to facilitate the creation of an Exchangeable Share structure.

4.	To vote FOR ☐ or to vote AGAINST ☐ confirming the power of EnergyTrust to guarantee obligations of the Corporation and to subordinate all indebtedness and obligations of the Corporation which are owing to EnergyTrust to the rights of all lenders to the Corporation to be paid under obligations owing to them by the Corporation.

5.	To vote FOR ☐ or to vote AGAINST ☐ amendments to the Amended and Restated Trust Indenture to permit the payment of additional classes of income by Pengrowth Corporation to EnergyTrust.

6.	To vote FOR ☐ or to vote AGAINST ☐ the Amended Management Agreement attached as Schedule B-5 to the Information Circular — Proxy Statement.

7.	To vote FOR ☐ or to vote AGAINST ☐ the reappointment of Computershare Trust Company of Canada as Trustee for an additional term of two (2) years and empowering the Board of Directors to set the remuneration of the Trustee.

At the discretion of the said proxyholder, to vote upon any amendment or variation of the above matters or any other matter that may properly be brought before the meeting or any adjournment thereof in such manner as such proxyholder in his sole judgement may determine.

I HEREBY REVOKE ANY PROXIES HERETOFORE GIVEN.

THIS PROXY IS SOLICITED ON BEHALF OF PENGROWTH MANAGEMENT LIMITED. THE TRUST UNITS REPRESENTED BY THIS PROXY SHALL BE VOTED AS DIRECTED IN THE SPACES PROVIDED ABOVE OR, IF NO DIRECTION IS GIVEN, SHALL BE VOTED IN FAVOUR OF EACH OF THE ABOVE MATTERS.

THE PERSONS NAMED IN THIS PROXY ARE DIRECTORS OR OFFICERS OF PENGROWTH CORPORATION. EACH TRUST UNITHOLDER HAS THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A TRUST UNITHOLDER, TO ATTEND AND TO ACT ON HIS BEHALF AT THE MEETINGS, OTHER THAN THE PERSONS DESIGNATED ABOVE. TO EXERCISE SUCH RIGHT, THE NAMES OF THE PERSONS DESIGNATED BY PENGROWTH MANAGEMENT LIMITED SHOULD BE CROSSED OUT AND THE NAME OF THE TRUST UNITHOLDER’S APPOINTEE SHOULD BE LEGIBLY PRINTED IN THE BLANK SPACE. TRUST UNITHOLDERS WHO HOLD THEIR TRUST UNITS THROUGH BROKERAGE ACCOUNTS OR OTHER INTERMEDIARIES WHO WISH TO APPEAR IN PERSON AND VOTE AT THE MEETINGS SHOULD APPOINT THEMSELVES AS THEIR OWN REPRESENTATIVES AT THE MEETINGS OR OTHERWISE FOLLOW THE DIRECTIONS OF THEIR INTERMEDIARIES.

TRUST UNITHOLDERS SHOULD COMPLETE THE PROXY AND MAIL IT IN THE
ENVELOPE PROVIDED HEREWITH.

Dated this ___________ day of ___________, 2003.

Signature of Trust Unitholder

Name of Trust Unitholder (Please Print)

Note:

1.	If the appointer is a corporation, its corporate seal must be affixed or this form of proxy must be signed by an officer or attorney thereof duly authorized.

2.	Persons signing as executors, administrators, trustees, etc., should so indicate.

3.	THIS FORM OF PROXY MUST BE DATED AND THE SIGNATURE OF THE TRUST UNITHOLDER SHOULD BE EXACTLY THE SAME AS THE NAME IN WHICH THE TRUST UNITS ARE REGISTERED. IF THIS PROXY IS NOT DATED, IT WILL BE DEEMED TO BE DATED AS OF THE DATE IT IS RECEIVED BY COMPUTERSHARE TRUST COMPANY OF CANADA.